



TRIO-TECH
INTERNATIONAL

2007 annual report

Contents

The statements contained in the Annual Report which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties,including, without limitation, demand and competition for the company's products and services, the Company's ability to obtain financing and close any proposed acquisitions, and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings.









trio-tech international: annual report 2007

TRIO-TECH INTERNATIONAL



SEC Mail Processing Section
RECEIVED
NOV 06 2007
WASH. D.C.
186

FORM 10-K

Financial section

[01 - 74 Form 10K]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ___ to ___

Commission File Number 1-14523

TRIO-TECH INTERNATIONAL
(Exact name of Registrant as specified in its Charter)

California (State or other jurisdiction of incorporation or organization)	**95-2086631** (I.R.S. Employer Identification Number)
14731 Califa Street Van Nuys, California (Address of principal executive offices)	**91411** (Zip Code)

Registrant's Telephone Number: **818-787-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
Common Stock, no par value	AMEX

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act. ☐Yes ☑No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act). ☐Yes ☑No

The aggregate market value of voting stock held by non-affiliates of Registrant, based upon the closing price of $11.25 for shares of the registrant's common stock on December 31, 2006, the last business day of the registrant's most recently completed second fiscal quarter as reported by the AMEX, was approximately $2.3 million. In calculating such aggregate market value, shares of Common Stock held by each officer, director and holder of 5% or more of the outstanding Common Stock (including shares with respect to which a holder has the right to acquire beneficial ownership within 60 days) were excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock outstanding as of September 1, 2007 was 3,227,992

Documents Incorporated by Reference

Part III of this Form 10-K incorporates by reference information from Registrant's Proxy Statement for its 2007 Annual Meeting of Shareholders to be filed with the Commission under Regulation 14A within 120 days of the end of the fiscal year covered by this Form 10-K.

TRIO-TECH INTERNATIONAL

INDEX

PART I

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

The discussions of Trio-Tech International's (the "Company") business and activities set forth in this Form 10-K and in other past and future reports and announcements by the Company may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and assumptions regarding future activities and results of operations of the Company. In light of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the following factors, among others, could cause actual results to differ materially from those reflected in any forward-looking statement made by or on behalf of the Company: market acceptance of Company products and services; changing business conditions or technologies and volatility in the semiconductor industry, which could affect demand for the Company's products and services; the impact of competition; problems with technology; product development schedules; delivery schedules; changes in military or commercial testing specifications which could affect the market for the Company's products and services; difficulties in profitably integrating acquired businesses, if any, into the Company; risks associated with conducting business internationally and especially in Southeast Asia, including currency fluctuations and devaluation, currency restrictions, local laws and restrictions and possible social, political and economic instability; and other economic, financial and regulatory factors beyond the Company's control. See the discussions elsewhere in this Form 10-K, including under item 1A, "Risk Factors," for more information. In some cases, you can identify forward-looking statements by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," "believes," "can impact," "continue," or the negative thereof or other comparable terminology.

We undertake no obligation to update forward-looking statements to reflect subsequent events, changed circumstances, or the occurrence of unanticipated events. You are cautioned not to place undue reliance on these forward-looking statements.

ITEM 1 – BUSINESS (IN THOUSANDS, EXCEPT PERCENTAGE AND SHARE AMOUNTS)

Trio-Tech International was incorporated in 1958 under the laws of the State of California. As used herein, the term "Trio-Tech" or "Company" or "we" or "us" or "Registrant" includes Trio-Tech International and its subsidiaries unless the context otherwise indicates. Our mailing address and executive offices are located at 14731 Califa Street, Van Nuys, California 91411, and our telephone number is (818) 787-7000.

With more than 49 years dedicated to the semiconductor and related industries, we have applied our expertise to our global customer base in test services, design, engineering, manufacturing, and distribution.

Recent Events

In June 2007, Trio-Tech International established a subsidiary in Chongqing, China. The new subsidiary, Trio-Tech (Chongqing) Co. Ltd. has a registered capital of RMB20,000 (equivalent of approximately $2,600) and is wholly owned by Trio-Tech International Pte. Ltd. In June 2007, Trio-Tech Pte. Ltd. infused $2,600 to Trio-Tech (Chongqing) Co. Ltd. to fulfill its capital injection obligation. The source of the funds was from the maturity of short-term deposits held by Trio-Tech International Pte. Ltd.

On August 27, 2007, Trio Tech (Chongqing) Co. Ltd. entered into a Memorandum Agreement with Jia Sheng Property Development Co. Ltd. (Jiasheng thereafter) to jointly develop a piece of property with 24.91 acres owned by JiaSheng located in Chongqing, China. Pursuant to signed agreement, the investment from Trio-Tech (Chongqing) Co. Ltd. was RMB 10,000 (equivalent of approximately $1,323 based on the exchange rate as of August 27, 2007 published by the Federal Reserve System). On August 28, 2007, Trio-Tech (Chongqing) Co. Ltd. transferred the required amount from its bank account into a special bank account jointly monitored by both Trio-Tech (Chongqing) Co. Ltd. and Jia Sheng. This fact was disclosed in a Form 8-K dated August 30, 2007.

General

Trio-Tech International provides third-party semiconductor testing and burn-in services primarily through its laboratories in Southeast Asia. We also design, manufacture and market equipment and systems to be used in the process of testing semiconductors at our facilities in California and Southeast Asia, and distribute semiconductor processing and testing equipment manufactured by other vendors.

We operate in three business segments: Testing Services, Manufacturing and Distribution. The financial information on the measurement of profit or loss and total assets for the three segments as well as geographic areas information can be found under management's discussion and analysis of results of operations and financial conditions, as well as in the financial statements included in this report. Our working capital requirements are covered under management's discussion and analysis of business outlook, liquidity and capital resources.

We currently operate five testing facilities; one in the United States and four in Southeast Asia. These facilities provide customers with a full range of testing services, such as burn-in and product life testing for finished or packaged semiconductors.

Our Ireland operation, as a component of the Testing segment, suffered continued operating losses in the three fiscal years ended June 30, 2005 and the cash flows were minimal during the same three fiscal years. Thus, in August 2005, we established a restructuring plan to close the testing operation in Dublin, Ireland. In November 2005, we completed the sale of the property located in Dublin, Ireland and recorded a gain of $8,909 for the fiscal year ended June 30, 2006. As a result, in fiscal 2006, this discontinued operation reported an income of $8,459, which consisted of the gain from the sale of property of $8,909 offset by the loss from discontinued operations of $450.

In January 2006 we completed the acquisition of a burn-in testing division in Shanghai.

Our manufacturing segment manufactures Artic Temperature Controlled Wafer Chucks, which are used for test, characterization and failure analysis of semiconductor wafers, Wet Process Stations, which wash and dry wafers at a series of 100 to 300 additional processing steps after the etching or deposition of integrated circuits, and other microelectronic substrates in what is commonly called the "front-end", or creation of semiconductor circuits. Additionally, we also manufacture centrifuges, leak detectors, HAST (Highly Accelerated Stress Test) systems and "burn-in" systems that are used primarily in the "back-end" of the semiconductor manufacturing process to test finished semiconductor devices and electronic components.

Our distribution segment operates primarily in Southeast Asia. This segment markets and supports distribution of our own manufactured equipment in addition to distributing complementary products supplied by other manufacturers that are used by our customers and other semiconductor and electronics manufacturers. We expanded the distribution business to include a strategic business unit mainly to serve as a distributor of electronic components to customers.

Information for each segment regarding external customers, profit and loss and total assets may be found in the footnotes to the financial statements included in this Form 10-K, which information is incorporated herein by this reference.

Company History

1958	Incorporated in California.
1976	The Company formed Trio-Tech International Pte. Ltd. in Singapore.
1984	The Company formed the European Electronic Test Center (EETC), a Cayman Islands domiciled subsidiary, to operate a test facility in Dublin, Ireland.
1985	The Company's Singapore subsidiary entered into a joint-venture agreement, Trio-Tech Malaysia, to operate a test facility in Penang.
1986	Trio-Tech International listed on the NASDAQ Small Cap market under the symbol TRTC.
1988	The Company acquired the Rotating Test Equipment Product Line of Genisco Technology Corporation.
1990	Trio-Tech International acquired Express Test Corporation in California. Trio-Tech Malaysia opened a new facility in Kuala Lumpur.
1992	Trio-Tech Singapore opened Trio-Tech Bangkok, Thailand. Trio-Tech Singapore achieved ISO 9002 certification.
1994	Trio-Tech Malaysia started a new components assembly operation in Batang Kali.
1995	Trio-Tech Singapore achieved ISO 9001 certification.
1997	In November 1997, the Company acquired KTS Incorporated, dba Universal Systems of Campbell, California.
1998	In September 1998, the Company listed on AMEX under the symbol TRT.
2000	Trio-Tech Singapore achieved QS 9000 certification. Trio-Tech Malaysia closed its facility in Batang Kali.
2001	The Company divested the Rotating Test Equipment Product Line. Trio-Tech Malaysia closed its facility in Kuala Lumpur.
2003	Trio-Tech Singapore opened a sales office in China known as Trio-Tech (Suzhou) Co. Ltd. Trio-Tech Malaysia scaled down its facility in Penang.
2004	The Company moved its Wet Process Station manufacturing from Campbell, California to Singapore. Trio-Tech Test Services Pte. Ltd. was renamed Universal (Far East) Pte. Ltd. Trio-Tech Malaysia acquired a burn-in testing division in Petaling Jaya.

2005	Trio-Tech Singapore, Trio-Tech Malaysia and Trio-Tech Bangkok achieved ISO 9001, 2000 certification. Trio-Tech Singapore, Trio-Tech Malaysia and Trio-Tech Bangkok achieved ISO/TS16949, 2002 certification. Trio-Tech Ireland closed its facility in Ireland.
2006	Trio-Tech Singapore acquired a burn-in testing company in Shanghai and changed its name to Trio-Tech (Shanghai) Co. Ltd.
2007	Trio-Tech Singapore achieved ISO 14001, 2004 certification. Universal (Far East) Pte. Ltd achieved ISO/IEC 17025, 2005 accreditation under SAN-SINGLAS. Trio-Tech (Suzhou) started its testing service. Trio-Tech Singapore established a subsidiary, Trio-Tech (ChongQing) Co. Ltd, in ChongQing, China.

Background

The worldwide unit demand for semiconductors continued to grow in calendar 2007, driven by healthy growth in major end markets, such as personal computers and consumer devices. The decline of the average selling price of semiconductors helped make possible the very attractive prices for many consumer products. According to the Semiconductor Industry Association (SIA), total sales growth for semiconductors was predicted to be 1.8% in calendar 2007. In terms of dollar amount, forecasted sales were $252,000,000 in calendar 2007, rising to $306,000,000 in 2010, and compound annual growth rate is predicted to be 5.4% per year from 2006 to 2010.

Recent reports show that the worldwide sales of semiconductors of $20,300,000 in May 2007 were 2.4% higher than the $19,800,000 reported for May of 2006, and 1.2% higher than the $20,000,000 reported for April 2007. The increase in sales indicates continued strength in end markets for personal computers and cell phones.

Testing Services

We own and operate facilities that provide testing services for semiconductor products to ensure that these products meet the requirements for military, aerospace, industrial and commercial applications. Testing services represented approximately 45%, 50%, and 45% of net sales for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

We use our own proprietary equipment for certain burn-in, centrifugal and leak tests, and commercially available equipment for various other environmental tests. We conduct the majority of our testing operations in Southeast Asia with facilities in Singapore, Malaysia, Thailand and China. Most of the facilities in Southeast Asia are either ISO9001 or ISO14001 certified. In March 2007, one of our testing operations was awarded ISO/ICE 17025, 2005 accreditation under SAC-SINGLAS (Singapore Accreditation Council-Singapore Laboratory Accreditation Scheme).

In August 2005, we established a restructuring plan to close our testing operation in Dublin, Ireland, as the operation did not generate adequate operating cash flow during the three prior years. The testing operations closed in November 2005. In the second quarter of fiscal year 2007, our China operation in Suzhou started its testing services.

Testing services are rendered to manufacturers and purchasers of semiconductors and other entities who either lack testing capabilities or whose in-house screening facilities are insufficient for testing devices in order for them to make sure that these products meet military or certain commercial specifications. Customers outsource their test services either to accommodate fluctuations in output or to benefit from economies that can be offered by third party service providers. For those customers with adequate in-house capabilities, we offer testing services for their "overflow" requirements and also provide independent testing verification services.

Our laboratories perform a variety of tests, including stabilization bake, thermal shock, temperature cycling, mechanical shock, constant acceleration, gross and fine leak tests, electrical testing, microprocessor equipment contract cleaning services, static and dynamic burn-in tests, smart burn-in tests, reliability lab services and vibration testing. Our laboratories also perform qualification testing, consisting of intense tests conducted on small samples of output from manufacturers who require qualification of their processes and devices.

Manufacturing Products

We design, develop, manufacture and market equipment for the manufacturing and testing of semiconductor wafers, devices and other electronic components. Revenue from the sale of products manufactured by the Company represented approximately 51%, 43% and 43% of net sales for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Front-End Products

Wet Process Stations

Wet Process Stations are used for cleaning, rinsing and drying semiconductor wafers, magnetic disks, flat panel displays and other microelectronic substrates. After the etching or deposition of integrated circuits, wafers are typically sent through a series of 100 to 300 additional processing steps. At many of these processing steps, the wafer is washed and dried using Wet Process Stations. This product line includes manual, semi-automated and automated Wet Process Stations, and features radial and linear robots, state-of-the-art PC touch-screen controllers and sophisticated scheduling and control software. The Wet Process Station is currently manufactured in Singapore.

Artic Temperature Controlled Wafer Chucks

The Artic Temperature Controlled Chucks are used for test, characterization and failure analysis of semiconductor wafers and other components at accurately controlled hot and cold temperatures. Several models are available with temperature ranges from -65°C to +400°C and in diameters from 4 to 12 inches. The finished wafer is put through a series of tests using the Artic Temperature Controlled Chucks in which each separate integrated device on the wafer is tested at accurately controlled temperatures for functionality. After testing, the wafer is "diced" or cut up, and each die is then placed into packaging material, usually plastic or ceramic, with lead wires to permit mounting onto printed circuit boards. These systems provide excellent performance to meet the most demanding customer applications. Several unique mechanical design features, for which patents have been granted, provide excellent mechanical stability under high probing forces and across temperature ranges.

Back-End Products

Autoclaves and HAST (Highly Accelerated Stress Test) Equipment

We manufacture a range of autoclaves and HAST systems and specialized test fixtures. Autoclaves provide pressurized, saturated vapor (100% relative humidity) test environments for fast and easy monitoring of integrated circuit manufacturing processes. HAST equipment, which provides a pressurized high temperature environment with variable humidity, are used to determine the moisture resistance of plastic encapsulated devices. HAST provides a fast and cost-effective alternative to conventional non-pressurized temperature and humidity testing.

Burn-in Equipment and Boards

We manufacture burn-in systems, burn-in boards and burn-in board test systems. Burn-in equipment is used to subject semiconductor devices to elevated temperatures while testing them electrically to identify early product failures and to assure long-term reliability. Burn-in testing approximates, in a compressed time frame, the electrical and thermal conditions to which the device would be subjected during its normal life.

We manufacture the COBIS II burn-in system which offers state-of-the-art dynamic burn-in capabilities and a Windows-based operating system with full data logging and networking features. We also offer burn-in boards for our BISIC, COBIS and COBIS II burn-in systems and other brands of burn-in systems. Burn-in boards are used to mount devices during high temperature environmental stressing tests.

We have developed several new products to complement the burn-in processes, including semi-automatic (LUBIBM) and automatic burn-in board loaders and unloaders (LUBIB). These products are designed to perform precise, high-speed transfer of IC (Integrated Circuit) packages from the semiconductor holding tray to the burn-in board, or vice versa, while maintaining the integrity of the IC's leads. Burn-in-board cleaning systems (CUBIB) are designed to perform wet or dry cleaning for burn-in boards and other modular boards.

We build Smart Burn-In (SBI) electrical equipment and System Level Test (SLT) equipment which are used in the few final stages of testing microprocessor devices. While providing integrated burn-in solutions, we present total burn-in automation solutions to improve products' yield, reduce processing downtime and improve efficiency. In addition, we developed a cooling solution for high power heat dissipation semiconductor devices. This solution involves the cooling or maintaining of the temperature of high power semiconductor devices.

Component Centrifuges and Leak Detection Equipment

Component centrifuges and leak detection equipment are used to test the mechanical integrity of ceramic and other hermetically sealed semiconductor devices and electronic parts for high reliability and aerospace applications. Our centrifuges spin these devices and parts at specific acceleration rates, create gravitational forces (g's) up to 30,000g's, and thereby indicate any mechanical weakness in the devices. Leak detection equipment is designed to detect leaks in hermetic packaging. The first stage of the test includes pressurizing the devices in a tracer gas for fine leaks or fluid for gross leaks. The bubble tester is used for gross leak detection. A visual bubble trail will indicate when a device is defective.

Distribution Activities

The Company's Singapore subsidiary continues to develop its international distribution activities in Southeast Asia. In addition to marketing our own proprietary products, this subsidiary distributes complementary products from other manufacturers based in the United States, Europe, Japan and other countries. The products sold include environmental chambers, shaker systems, handlers, interface systems, vibration systems, solderability testers and other manufactured products.

In recent years, many multinational companies in electronic manufacturing and semiconductor industries have set up production facilities in China, and this presented excellent opportunities for our testing equipment in China. We believe that requirements for auxiliary services such as after-sales installation, equipment services, and spare parts will be natural add-ons to our overall business.

During fiscal 2007, our Singapore distribution operation participated in the Componex India Fair and demonstrated our range of connectors, infrared and resistive touch-screen panels.

Revenue from distribution activities represented approximately 4%, 7% and 12% of net sales for the years ended June 30, 2007, 2006 and 2005, respectively.

Product Research and Development

The research and development costs in our U.S. operation remained consistent compared to last fiscal year. The Company incurred research and development costs of $69 in fiscal 2007, $70 in fiscal 2006, and $93 in fiscal 2005.

Research and development efforts for our U.S. operation will consist of minor product improvements. It is anticipated that the centrifuge will be converted to a Programmed Logical Controlled system and the ARTIC chiller units will be evaluated for upgrades that are in line with the latest heat removal and pump technology.

Marketing, Distribution and Services

We market our products and services worldwide, directly and through independent sales representatives. We have approximately nine independent sales representatives operating in the United States and another seventeen in various foreign countries. Of the twenty-six sales representatives, seven are representing the distribution segment and nineteen are representing the testing segment and the manufacturing segment. Trio-Tech's United States marketing efforts are coordinated from its California location. Southeast Asia marketing efforts are assigned to the Company's subsidiaries located in Singapore. We advertise our products in trade journals and participate in trade shows.

Independent testing laboratories, users, assemblers and manufacturers of semiconductor devices, including many large, well-known corporations, purchase our products and services. These customers depend on the current and anticipated market demand for integrated circuits and products utilizing semiconductor devices. Our ability to maintain close, satisfactory relationships with our customers is essential to our stability and growth. However, because of a high concentration of customers, the loss, reduction, or delay of orders placed by our significant customers, or delays in collecting accounts receivable from our significant customers, could adversely affect our results of operations and financial positions.

In fiscal 2007, 2006, and 2005, sales of equipment and services to our three largest customers (Advanced Micro Devices, Freescale Semiconductor and Catalyst Semiconductor) accounted for approximately 80%, 75% and 74%, respectively, of our total net revenue. During fiscal 2007, we had sales of $27,895 (60%), $6,923 (15%) and $2,493 (5%) to Advanced Micro Devices, Freescale Semiconductor and Catalyst Semiconductor, respectively. During fiscal 2006, we had sales of $14,490 (50%), $4,787 (16%) and $2,517 (9%) to Advanced Micro Devices, Freescale Semiconductor and Catalyst Semiconductor, respectively. During fiscal 2005, we had sales of $9,054 (36%), $6,805 (27%) and $2,713 (11%) to Advanced Micro Devices, Freescale Semiconductor and Catalyst Semiconductor, respectively (see information presented in Note 14-Concentration of customers). Although the three customers mentioned above are U.S. companies, the revenue generated from them was from their facilities located outside of the U.S. The majority of our sales and services in fiscal years 2007, 2006 and 2005 were to customers outside of the United States. See information presented in Note 19 - Business Segments, of our financial statements included in this Form 10-K, which note is incorporated by reference, for further financial information about geographic areas.

Backlog

The following table sets forth the Company's backlog at the dates indicated (amounts in thousands):

	June 30, 2007	June 30, 2006
Manufacturing backlog	$ 6,275	$ 3,729
Testing service backlog	6,452	12,030
Distribution backlog	102	535
	$ 12,829	$ 16,294

Based upon our past experience, we do not anticipate any significant cancellations or renegotiation of sales. If there is any cancellation of a confirmed purchase order, the customer is required to reimburse us for all costs that were incurred, because the purchase orders for manufacturing, testing and distribution businesses generally require delivery within 12 months from the date of the purchase order, and certain costs would be incurred before the delivery. We do not anticipate any difficulties in meeting delivery schedules.

Materials and Supplies

Our products are designed by our engineers and are assembled and tested at our facilities in California, China and Singapore. We purchase all parts and certain components from outside vendors for assembly purposes. We have no written contracts with any of our key suppliers. As these parts and components are available from a variety of sources, we believe that the loss of any one of our suppliers would not have a material adverse effect on our result of operations taken as a whole.

Competition

There are numerous testing laboratories in the areas where we operate that perform a range of testing services similar to those offered by us. However, recent severe competition in the South Asia testing and burn-in services industry has reduced the total number of our competitors. As we have sold and will continue to sell our products to competing laboratories, and other test products are available from many other manufacturers, our competitors are able to offer the same testing capabilities. The relevant testing equipment is also available to semiconductor manufacturers and users who might otherwise use third party testing laboratories, including us, to perform testing. The existence of competing laboratories and the purchase of testing equipment by semiconductor manufacturers and users are potential threats to our future testing services revenue and earnings. Although these laboratories and new competitors may challenge us at any time, we believe that other factors, including reputation, long service history and strong customer relationships, are more important than pricing factor in determining our position on the market.

The distribution segment sells a wide range of equipment to be used for testing products. We believe that the equipment, components trading and equipment servicing markets are key growth areas in Southeast Asia and hence have focused our marketing efforts on Asia. As the semiconductor equipment industry is highly competitive, the distribution operation faces stiff price competition if the equipment is sold piecemeal. Thus, "add value" has been a key phrase in our sales mission for the past several years. We believe that "add value" will continue to dominate as the key focal point as we offer integrated solutions which draw on the strengths of our technical specialists who have undergone intensive training with our vendors. Equipment is brought into Singapore from various vendors, and depending on customers' specific requirements, is tested and system integrated before distribution, delivery and installation.

The demand for electronic components in fiscal 2007 was relatively strong in Southeast Asia, driven by a greater demand in high-end personal computers, notebooks and server chips. Many Original Equipment Manufacturers (OEM) customers have been outsourcing for connectors and specialized sockets. However, as our target customers are mainly multinational contract manufacturers with a worldwide database of suppliers, the most commonly used components became extremely price competitive. The components division of our distribution segment has been in competition on the market with various distribution methods including direct online ordering systems put in place by vendors for the products they are distributing. However, we do not believe that such online competition is a major competitive factor to our business, as we offer good credit facilities and maintain excellent business relationships with our long-term customers.

The semiconductor equipment manufacturing industry is highly competitive and most of our competitors for such equipment are located in Southeast Asia. Some of our electronic device manufacturing customers in Southeast Asia increased their capital equipment in order to meet the increase in production capacity for electronic products. There is no assurance that competition will not increase or that our technological advantages may not be reduced or lost as a result of technological advances by competitors or changes in semiconductor processing technology.

We believe that the principal competitive factors in the manufacturing industry include product performance, reliability, service and technical support, product improvements, price, established relationships with customers and product familiarity. We make every effort to compete favorably with respect to each of these factors. Although we have competitors for our various products, we believe that our products compete favorably with respect to each of the above factors. We have been in business for more than 49 years and have operation facilities mostly located in Southeast Asia. We believe that those factors combined have helped us to establish long-term relationships with customers and will allow us to continue doing business with our existing customers upon their relocation to other regions where we have a local presence or are able to reach.

Patents

The manufacturing segment holds a United States patent granted in 1994 on certain aspects of our Artic temperature test systems. In 2001, we registered a new United States patent (for 20 years) for several aspects of our new range of Artic Temperature Controlled Chucks. Although we believe that these patents are an integral part of our manufacturing segment, the capitalized cost of the patents was written off in fiscal 2002 because of the impairment assessed by our management. In fiscal 2005, 2006 and 2007 we did not register any patents within the U.S.

It is typical in the semiconductor industry to receive notices from time to time alleging infringement of patents or other intellectual property rights of others. We do not believe that we infringe the intellectual property rights of any others. However, should any claims be brought against us, the cost of litigating such claims and any damages could materially and adversely affect our business, financial condition, and results of operations.

Employees

As of June 30, 2007 we had approximately 10 employees in the United States and 648 in Southeast Asia for a total of approximately 658 employees. None of our employees are represented by a labor union. As of June 30, 2007, there were approximately 472 employees in the testing segment, 128 employees in the manufacturing segment, 56 employees in the distribution segment and 2 in the corporate office.

ITEM 1A – RISK FACTORS

The following are certain risk factors that could impact our business, financial results and results of operations. Investing in our common stock involves risks, including those described below. These risk factors, among others, should be considered by prospective and current investors in our common stock below before making or evaluating an investment in our securities. These risk factors could cause actual results and conditions to differ materially from those projected herein. If the risks we face, including those listed below, actually occur, our business, financial condition or results of operations could be negatively impacted, and the trading price of our common stock could decline, which could cause you to lose all or part of your investment.

Our operating results are affected by a variety of factors

Our operating results are affected by a wide variety of factors that could materially affect revenue and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others, components relating to:

- economic and market conditions in the semiconductor industry;
- market acceptance of our products and services;
- changes in technology in the semiconductor industry, which could affect demand for our products and services;
- changes in testing processes;
- the impact of competition;
- the lack of long-term purchase or supply agreements with customers and vendors;
- changes in military or commercial testing specifications, which could affect the market for our products and services;
- difficulties in profitably integrating acquired businesses, if any, into the Company;
- the loss of key personnel or the shortage of available skilled employees;
- international political or economic events;
- currency fluctuations; and
- other technological, economic, financial and regulatory factors beyond our control.

Unfavorable changes in these or other factors could materially and adversely affect our financial condition or results of operations. We may not be able to generate revenue growth, and any revenue growth that is achieved may not be sustained. Our business, results of operations and financial condition would be materially adversely affected if operating expenses increased and were not subsequently followed by increased revenues.

Semiconductor industry cycles affect our business

Our business depends primarily upon the capital expenditures of semiconductor manufacturers, assemblers and other testing companies worldwide. These industries in turn depend on the current and anticipated market demand for integrated circuits and products utilizing semiconductor devices. The global semiconductor industry generally, and the semiconductor testing equipment industry in particular, are volatile and cyclical, with periodic capacity shortages and excess capacity. In periods of excess capacity, the industry sharply cuts its purchases of capital equipment, including our distributed products, and reduces testing volumes, including our testing services. Excess capacity also causes downward pressure on the selling prices of our products and services.

Our operating results have been adversely affected by past downturns and slowdowns. There is no assurance that there will not be downturns or slowdowns in the future that may adversely affect our financial condition or operating results. In addition, if one or more of our primary customers reduces its or their purchases or use of our products or testing services, our financial results could be materially and adversely affected. We anticipate that we will continue to be primarily dependent on the semiconductor industry for the foreseeable future.

Rapid technological changes may make our products obsolete or result in decreased prices or increased expenses

Technology changes rapidly in the semiconductor industry and may make our services or products obsolete. Advances in technology may lead to significant price erosion for products which we test with our older testing technologies. Our success will depend in part on our ability to develop and offer more advanced testing technologies and processes in the future, to anticipate both future demand and the technology to supply that demand, to enhance our current products and services, to provide those products and services at competitive prices on a timely and cost-effective basis and to achieve market acceptance of those products and services. To accomplish these goals, we may be required to incur significant engineering expenses. As new products or services are introduced, we may experience warranty claims or product returns. We may not be able to accomplish these goals correctly or timely enough. If we fail in our efforts, our products and services may become less competitive or obsolete.

Our dependence on international sales involves significant risk

Sales and services to customers outside the United States accounted for approximately 86%, 91% and 92% of our sales for fiscal 2007, 2006 and 2005, respectively. Approximately 98% 90% and 91% of our net revenues in fiscal 2007, 2006 and 2005, respectively, were generated from business in Southeast Asia. We expect that our non-U.S. sales and services will continue to generate the majority of our future revenues. Testing services in Southeast Asia were performed primarily for American companies, and to a lesser extent German companies, selling products and doing business in those regions. International business operations may be adversely affected by many factors, including fluctuations in exchange rates, imposition of government controls, trade restrictions, political, economic and business events and social and cultural differences.

We may incur losses due to foreign currency fluctuations

Significant portions of our revenue are denominated in Singapore and Euro dollars, Malaysian ringgit, Thai baht and other currencies. Consequently, a portion of our costs, revenue and operating margins may be affected by fluctuations in exchange rates, primarily between the U.S. dollar and such foreign currencies. We are also affected by fluctuations in exchange rates because our reporting currency is the US dollar whereas the functional currencies in our Southeast Asia operations are non-U.S. dollars. Foreign currency translation adjustments resulted in an increase of $911 to shareholder's equity for fiscal 2007, a decrease of $190 to shareholders' equity for fiscal 2006, and an increase of $25 to shareholders' equity for fiscal 2005.

We try to reduce our risk of foreign currency fluctuations by purchasing certain equipment and supplies in U.S. dollars and seeking payment, when possible, in U.S. dollars. However, we may not be successful in our attempts to mitigate our exposure to exchange rate fluctuations. Those fluctuations could have a material adverse effect on the Company's financial results.

We do not rely on patents to protect our products or technology

We hold U.S. patents relating to our pressurization humidity testing equipment and certain aspects of our Artic temperature test systems. Additionally, in fiscal 2001, we were granted patents for certain aspects of our new range of Artic temperature controlled chucks. However, although we believe our patents are integral to the business of our manufacturing segment, generally we do not rely on patent or trade secret protection for our products or technology. Competitors may develop technologies similar to or more advanced than ours. We cannot assure that our current or future products will not be copied or will not infringe on the patents of others. Moreover, the cost of litigation of any claim or damages resulting from infringement of patents or other intellectual property could adversely affect our business, financial condition and results of operations.

Intense competition can adversely affect our operating results

The semiconductor equipment and testing industries are intensely competitive. Significant competitive factors include price, technical capabilities, quality, automation, reliability, product availability and customer service. We face competition from established and potential new competitors, many of whom have greater financial, engineering, manufacturing and marketing resources than our resources. New products or testing facilities offered by our competitors could cause a decline in our revenue or a loss of market acceptance of our existing products and services. Increased competitive pressure could also lead to intensified price-based competition. Price-based competition may result in lower prices, adversely affecting our operating results.

Loss, reduction or delay of orders from significant customers could adversely affect our financial condition

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large manufacturers and assemblers accounting for a substantial portion of our revenue from product sales and testing revenue. Our experience has been that sales to particular customers may fluctuate significantly from quarter to quarter and year to year. In fiscal 2007, 2006, and 2005, sales of equipment and services to our three largest customers accounted for approximately 80%, 75% and 74%, respectively, of our total net revenue. This applies in particular to our new testing operation in Malaysia, which currently has only one major customer. In the event that the Company loses this customer, all the capital purchases to meet this customer's requirements will be converted to support other products. Our ability to maintain close, satisfactory relationships with our customers is essential to our stability and growth. The loss of or reduction or delay in orders from our significant customers, or delays in collecting accounts receivable from our significant customers, could adversely affect our financial condition and results of operations.

Our testing products and services may be adversely affected by our sales of testing equipment.

If our testing equipment is purchased by semiconductor manufacturers and assemblers, it may reduce the likelihood that they will make further purchases of such equipment or use our laboratories for testing services. Although military or other specifications require certain testing to be done by independent laboratories, over time other current customers may have less need of our testing services. We believe that there is a growing trend toward outsourcing of the integrated circuit test process. As a result, we anticipate continued growth in the test laboratory business. However, there is no assurance that this trend will continue. In an attempt to diversify our sales mix, we may seek to develop and introduce new or advanced products, and to acquire other companies in the semiconductor equipment manufacturing business.

Acquisition and integration of new businesses could disrupt our ongoing business, distract management and employees, increase our expenses or adversely affect our business

A portion of any future growth may be accomplished through the acquisition of other entities. The success of those acquisitions will depend, in part, on our ability to integrate the acquired personnel, operations, products, services and technologies into our organization, to retain and motivate key personnel of the acquired entities and to retain the customers of those entities. We may not be able to identify suitable acquisition opportunities, obtain financing on acceptable terms to bring the acquisition to fruition or to integrate such personnel, operations, products or services. The process of identifying and closing acquisition opportunities and integrating acquisitions into our operations may distract our management and employees, disrupt our ongoing business, increase our expenses and materially and adversely affect our operations. We may also be subject to certain other risks if we acquire other entities, such as the assumption of additional liabilities. We may issue additional equity securities or incur debt to pay for future acquisitions.

We do not have contracts with key suppliers

We have no written contracts with any of our suppliers. Our suppliers may terminate their relationships with us at any time without notice. There can be no assurance that we will be able to find satisfactory replacement suppliers or that new suppliers will not be more expensive than the current suppliers if any of our suppliers were to terminate their relationship with us.

We are highly dependent on key personnel

Our success has depended, and to a large extent will depend, on the continued services of S.W. Yong, our Chief Executive Officer and President, Victor H. M. Ting, our Vice President and Chief Financial Officer, our other key senior executives, and engineering, marketing, sales, production and other personnel. We do not have an employment agreement with Mr. Yong or Mr. Ting, but we are the beneficiary of "key man" life insurance in the amount of $6 million on Mr. Yong and $2 million on Mr.

Ting. The loss of these key personnel, who would be difficult to replace, could harm our business and operating results. Competition for management in our industry is intense and we may be unsuccessful in attracting and retaining the executive management and other key personnel that we require.

Our management has significant influence over corporate decisions

Currently our officers and directors and their affiliates beneficially own approximately 23.63% of the outstanding shares of common stock, including options held by them that are exercisable within 60 days of the date of filing of this 10-K. As a result, they may be able to significantly influence matters requiring approval of the shareholders, including the election of directors, and may be able to delay or prevent a change in control of the Company.

We may not pay cash dividends in the future

Although we declared a cash dividend of ten cents (U.S. 10¢) per share payable to the shareholders of record on December 15, 2006 and a cash dividend of fifty cents (U.S. 50¢) per share payable to the shareholders of record on January 10, 2006, we may not pay any cash dividends on our common stock in the future. We anticipate that future earnings, if any, will be retained for use in the business or for other corporate purposes. Additionally, California law prohibits the payment of dividends if the Company does not have sufficient retained earnings or cannot meet certain asset to liability ratios.

The market price for our common stock is subject to fluctuation

The trading price of our common stock has from time to time fluctuated widely. The trading price may similarly fluctuate in the future in response to quarter-to-quarter variations in our operating results, announcements of innovations or new products by us or our competitors, general conditions in the semiconductor industry and other events or factors. In addition, in recent years, broad stock market indices in general, and the securities of technology companies in particular, have experienced substantial price fluctuations on a daily basis. Fluctuations in the trading price of our common stock may adversely affect our liquidity.

Our results may be affected by interest rate fluctuations

We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards. These securities are subject to interest rate risk and could decline in value if interest rates fluctuate, and thus subject us to market risk due to those fluctuations. Due to the short duration and conservative nature of our investment portfolio, we do not expect any material loss with respect to our investment portfolio, though no assurances can be given that material losses will not occur.

The interest rates on our loans and lines of credit range from 5.25% to 7.50% per annum. As of June 30, 2007, the outstanding aggregate principal balance on these loans and lines of credit was approximately $675. These interest rates are subject to change and we cannot predict an increase or decrease in rates, if any. However, an increase in interest rates could have an adverse effect on our financial results.

ITEM 1B – UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 2 – PROPERTIES

As of the date of filing of this Form 10-K, we believe that we are utilizing approximately 90.2% of our fixed property capacity. We also believe that our existing facilities are under-utilized and are adequate and suitable to cover any sudden increase in our needs in the foreseeable future.

The following table presents the relevant information regarding the location and general character of our principal manufacturing and testing facilities:

Location	Principal Use/Segment	Approx. Sq. Ft. Occupied	Owned (O) or Leased (L) & Expiration Date
14731 Califa Street Van Nuys, CA 91411	Headquarters/ Testing/Manufacturing	10,000	(L) Jan. 2008
1004, Toa Payoh North, Singapore			
HEX 07-01/07,	Testing	6,864	(L) Sept. 2009
HEX 07-01/07, (ancillary site)	Testing	2,339	(L) Sept. 2009
HEX 03-01/03,	Testing/Manufacturing	2,959	(L) Sept. 2009
HEX 03-16,	Testing	976	(L) Sept. 2009
HEX 01-08/15,	Testing/Manufacturing	6,864	(L) Jan. 2009
HEX 01-08/15, (ancillary site)	Testing/Manufacturing	1,629	(L) Jan. 2009
HEX 01-16/17,	Testing	1,983	(L) Jan. 2009
HEX 02-08/10,	Testing	2,959	(L) Aug. 2008
HEX 02-11/15,	Testing	3,905	(L) Apr. 2008
HEX 04-17,	Testing	1,006	(L) May. 2010
HEX 04-14/16,	Testing	2,929	(L) May. 2010
HEX 03-08/10,	Testing	2,959	(L) May. 2010
HEX 03-06/07	Testing/Manufacturing	1,953	(L) Jan. 2009
HEX 03-06/07 (ancillary site)	Testing/Manufacturing	101	(L) Jan. 2009
HEX 04-05/07	Manufacturing	2,929	(L) May. 2009
HEX 04-08/09/10	Manufacturing	2,959	(L) Dec. 2009
1008, Toa Payoh North, Singapore			
HEX 03-01/06,	Testing	7,345	(L) Feb. 2009
HEX 03-09/17,	Logistics/Universal (FE)	6,099	(L) Jan. 2009
HEX 03-09/17, (ancillary site)	Logistics/Universal (FE)	70	(L) Jan. 2009
HEX 07-17/18,	Testing	4,315	(L) Nov. 2009
HEX 07-17/18, (ancillary site)	Testing	25	(L) Nov. 2009
HEX 07-01,	Testing	3,466	(L) Jan. 2010
HEX 02-17	Universal (FE)	832	(L) Jun. 2010
HEX 02-18	Testing	3,466	(L) Nov. 2009
HEX 02-15/16	Universal (FE)	1,400	(L) Jul. 2007*1
HEX 01-09/11	Universal (FE)	2,202	(L) Nov. 2009
HEX 01-15/16	Universal (FE)	1,400	(L) Oct. 2008
HEX 03-07/08	Testing	1,765	(L) Nov. 2007*1
HEX 03-07/08, (ancillary site)	Testing	144	(L) Nov. 2007*1
HEX 01-08	Transformer Room	603	(L) Jun. 2009
Hex 02-03/04/05/06	Testing	3,047	(L) Nov. 2009
Plot 1A, Phase 1 Bayan Lepas Free Trade Zone 11900 Penang	Subleased	42,013	(O) *2
Lot No. B7, Kawasan MIEL Batang Kali, Phase II, 43300 Batang Kali Selangor Darul Ehsan, Malaysia	Vacant	24,142	(O) *3
Lot No. 11A, Jalan SS8/2, Sungai Way Free Industrial Zone, 47300 Petaling Jaya, Selangor Darul Ehsan, Malaysia	Testing	19,334	(L) Jul. 2007*1

Lot No. 4, Kawasan MIEL Sungai Way Baru Free Industrial Zone, Selangor Darul Ehsan, Malaysia	Testing	14,432	(L) Nov. 2007*1*2
327, Chalongkrung Road, Lamplathew, Lat Krabang, Bangkok 10520, Thailand	Testing	34,432	(O)
No. 5, Xing Han Street, Block A #04-13/16, Suzhou Industrial Park China 215021 China 215021	Testing	9,957	(L) Oct. 2008
No. 389 Gang Ao Road Factory No. 5 Level 5 (East) Waigaoqiao Free Trade Zone, Pudong 200131 Shanghai, China	Testing	6,620	(L) Sept. 2007*1
No. 5, Xing Han Street, Block A #04-11/12, Suzhou Industrial Park China 215021	Testing	3,606	(L) Oct. 2008

*1 With respect to the various leases that expire during fiscal 2008, the Company anticipates that the landlord will offer similar terms on each such lease at renewal and does not believe that material expenses will be incurred.

*2 The premises are subleased to a third party.

*3 The premises were vacant from June 30, 2005 until June 30, 2007. The Company plans to sell the property to a third party subsequent to the fiscal year 2007. An active program to locate a buyer had not been initiated as of June 30, 2007, and no agreement as to sale was entered into nor was any purchaser for the premises specifically named.

ITEM 3 – LEGAL PROCEEDINGS

The Company is, from time to time, the subject of litigation claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on our financial statements.

There are no material proceedings to which any director, officer or affiliate of the Company, any beneficial owner of more than five percent of the Company's common stock, or any associate of such person is a party that is adverse to the Company or its properties.

There was no litigation relating to environmental action which arose from our operations.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the American Stock Exchange under the symbol "TRT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as quoted by AMEX:

Quarter Ended	High		Low	
Fiscal 2006				
September 30, 2005	$	4.30	$	3.59
December 31, 2005	$	6.00	$	4.28
March 31, 2006	$	7.15	$	5.08
June 30, 2006	$	7.55	$	6.00
Fiscal 2007				
September 30, 2006	$	11.96	$	5.95
December 31, 2006	$	15.40	$	10.45
March 31, 2007	$	17.15	$	10.68
June 30, 2007	$	21.93	$	14.25

Stockholders

As of September 1, 2007, there were 3,227,992 shares of our common stock issued and outstanding, and the Company had approximately 169 record holders of the Common Stock.

Dividend Policy

On December 2, 2005, our Board of Directors declared a cash dividend of fifty cents ($0.50) per share payable to the shareholders of record on January 10, 2006. The total number of shares issued and outstanding as of January 10, 2006 was 3,215,532 and the total amount of the cash dividends paid on January 25, 2006 was approximately $1,608. The source of cash was from the proceeds from disposition of the property located in Dublin, Ireland.

On December 5, 2006, our Board of Directors declared a cash dividend of ten cents ($0.10) per share payable to the shareholders of record on December 15, 2006. The total number of shares issued and outstanding as of December 15, 2006 was 3,225,242 and the total amount of the cash dividends paid on January 15, 2007 was approximately $323.

The determination as to whether to pay any future cash dividends will depend upon our earnings and financial position at that time and other factors as the Board of Directors may deem appropriate. California law prohibits the payment of dividends if a corporation does not have sufficient retained earnings or cannot meet certain asset to liability ratios. It is not anticipated that dividends will be paid to holders of common stock in the foreseeable future.

Equity Compensation Plan

On December 2, 2005, the Board of Directors terminated the 1998 Stock Option Plan and Directors' Stock Option Plan due to the cost of such compensation exceeding the benefits. There were no stock options granted during fiscal year 2007. The following table sets forth, as of June 30, 2007, certain information regarding equity compensation plans of the Company:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders			
(1) Company's 1998 Stock Option Plan	13,050	$ 3.03	-
(2) Directors' Stock Option Plan	-	-	-
Options granted outside of the above plans	-	-	-
Total	13,050	$ $3.03	-

Stock Performance Graph

The graph below compares our cumulative total shareholder return of the Common Stock of the Company with that of the Standard & Poor's 500 Index and the AMEX Composite Index for the five-year period ending June 30, 2007. The graph assumes an investment of $100 on June 30, 2002, in the AMEX Composite Index, and in the S&P 500 Index. The graph also assumes reinvestment of dividends, if any. The historical stock performance shown on the graph below should not be considered indicative of future shareholder returns, and we will not make or endorse any predications of future shareholder returns.


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
6/02
6/03
6/04
6/05
6/06
6/07
TRIO TECH INTL
S & P 500
AMEX

$100 invested on 06/30/02 in stock or index-including reinvestment of dividends. Fiscal year ends June 30.

	6/02	6/03	6/04	6/05	6/06	6/07
TRIO TECH INTL	$100	$101	$180	$157	$253	$826
S & P 500	$100	$108	$126	$132	$141	$167
AMEX	$100	$109	$140	$173	$216	$264

ITEM 6 – SELECTED FINANCIAL DATA

(In thousands, except per share DATA)

	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Consolidated Statements of Operations					
Net sales	$ 46,750	$ 29,099 (1)	$ 25,061 (2)	$ 18,661	$ 20,922
Income (loss) from Operations	4,197	487	359	56	(101)
Net Income from Continuing Operations	3,308	597	216	162	51
Net Income (loss) from Discontinued Operations (3)	-	8,459	5	58	(132)
Total Net income (loss)	3,308	9,056	221	220	(81)
Basic Earnings (loss) per share:					
Continuing Operations	1.03	0.19	0.07	0.06	0.02
Discontinued Operations	0.00	2.72	0.00	0.01	(0.05)
Total Net Income (loss)	1.03	2.91	0.07	0.07	(0.03)
Diluted Earnings (loss) per share:					
Continuing Operations	1.02	0.19	0.07	0.05	0.02
Discontinued Operations	0.00	2.71	0.00	0.02	(0.05)
Total Net Income (loss)	1.02	2.90	0.07	0.07	(0.03)
Weighted average common shares outstanding					
Basic	3,225	3,115	2,966	2,937	2,928
Diluted	3,235	3,128	3,031	2,995	2,928
Consolidated Balance Sheets					
Current assets	$ 24,673	$ 21,831	$ 10,645	$ 12,798	$ 11,493
Current liabilities	8,228	8,536	5,836	5,624	5,050
Working capital	16,445	13,295	4,809	7,174	6,443
Total assets	32,788	29,384	18,345	18,000	16,711
Long-term debt and capital leases	294	874	744	793	836
Shareholders' equity	$ 21,434	$ 17,392	$ 9,297	$ 9,024	$ 8,590
Cash dividend paid per share	$ 0.10	$ 0.50	$ -	$ -	$ -

(1) The net sales included the sales from the business acquired in Shanghai.
(2) The net sales included the sales from the business acquired in Malaysia.
(3) The income from the discontinued operations was significant in fiscal 2006. There was no income from discontinued operations in fiscal 2007 and the Company does not expect income from discontinued operations going forward.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (IN THOUSANDS, EXCEPT PERCENTAGES AND SHARE AMOUNTS)

The following discussion and analysis should be read in conjunction with our disclaimer on "Forward-Looking Statements," "Item 1. Business," "Item 1A. Risk Factors," "Item 6. Selected Financial Data" and Consolidated Financial Statements, the notes to those statements and other financial information contained elsewhere in this Annual Report on Form 10-K.

Overview

Trio-Tech International operates in three distinct segments: distribution, manufacturing and testing. We provide third-party semiconductor testing and burn-in services primarily through our laboratories in Southeast Asia. At or from our facilities in California and Southeast Asia, we also design, manufacture and market equipment and systems to be used in the testing and production of semiconductors, and distribute semiconductor processing and testing equipment manufactured by other vendors.

Geographically, we operate in the U.S., Singapore, Malaysia, Thailand and China. Our major operation activities are conducted in our Singapore location. Our customers are mainly concentrated in Southeast Asia and they are either semiconductor chip manufacturers or testing facilities that purchase our testing equipment.

In August 2005, we established a winding-down plan to close the testing operation in Dublin, Ireland. In November 2005, we completed the sale of property located in Dublin, Ireland and recorded a gain on the sale of property of $8,909. As a result, this discontinued operation reported income of $8,459, which consisted of the gain from the sale of property of $8,909 offset by an operating loss from the discontinued operation of $450. For basis of comparison, the financial statements related to the discontinued operation are now presented separately in this report under discontinued operations.

In the management's discussion and analysis of financial condition and results of operations, for basis of comparison, the amounts used in comparison have been reclassified to exclude the amounts from discontinued operations, which have been discussed as a separate line item listed on the statements of income.

In January 2006, we completed the acquisition of a burn-in testing division in Shanghai. Beginning on January 3, 2006, the operating results of this subsidiary were included in the consolidated financial statement of the Company. In June 2007, we established a subsidiary in Chonqing, China. The formation of this entity was not considered significant to the Company. There were no operation activities in this subsidiary in fiscal year 2007.

On March 8, 2007, we hired Burnham Hill Partners, a division of Pali Capital, Inc in the United States to act as (i) our exclusive financial advisor in connection with one or more potential strategic transactions currently being explored by the Company, which may include an acquisition, joint venture, partnership, strategic alliance, merger and/or sale involving the Company and (ii) our placement agent or underwriter in connection with the raising of debt or equity capital. We believe that the agreement that we made with Burnham Hill Partners is not a material definitive agreement. One of our directors, Jason Adelman, is a partner of Burnham Hill Partners. Burnham Hill Partners proposed a fee arrangement that was consistent with industry standards for transactions of that nature, and an agreement which would expire 12 months from the date into which it was entered. The agreement was approved by the Board of Directors of the Company in good faith by a vote sufficient without counting the vote of Mr. Adelman and, in the judgment of the Board of Directors, was just and reasonable at the time the agreement was so approved.

Fiscal 2007 Highlights

- Total revenue increased by $17,651, or 60.7%, from $29,099 for fiscal 2006 to $46,750.
- Manufacturing segment revenues increased by $11,612, or 93.3%, from $12,444 for fiscal 2006 to $24,056.
- Testing segment revenue increased by $6,428, or 44.5%, to $20,883, compared to $14,455 for fiscal 2006.
- Income from continuing operations increased by $2,711 to $3,308, compared to $597 for fiscal 2006.
- Gross profit margins decreased slightly by 1.4% to 25.9% for fiscal 2007, compared with gross profit margins of 27.3% for fiscal year 2006.
- General and administrative expenses were 14.0% of revenue, representing a decrease from 21.7% of revenue for fiscal 2006.
- Selling expenses were 2.3% of revenue, decreased from 3.3% of revenue for fiscal year 2006.
- Total assets increased 11.6% to $32,788 as compared to $29,384 for fiscal 2006.
- Total liabilities decreased 9.2% to $8,895 as compared to $9,796 for fiscal 2006.
- Shareholders' equity increased 23.2% to $21,434 as compared to $17,392 for fiscal 2006.

- We distributed a cash dividend of $0.10 per share on January 15, 2007, totaling $323 distributed.
- We expanded our China operation in Suzhou and commenced testing services in the second quarter of fiscal 2007.
- In June 2007, we established a subsidiary in Chonqing, China with a registered capital of $2,600.

General Financial Information

During the fiscal year ended June 30, 2007, total assets increased by $3,404 from $29,384 at June 30, 2006 to $32,788 at June 30, 2007. The increase was in cash, property, plant and equipment and other assets, but offset with a decrease primarily in trade accounts receivables and inventories.

Cash and short-term deposits at June 30, 2007 totaled $14,950, an increase of $4,560, or 43.9%, compared to a total of $10,390 at June 30, 2006. The increase in cash and short-term deposits was mainly the result of higher revenue generated in fiscal year 2007. Revenue in fiscal 2007 increased 60.7% to $46,750 as compared to $29,099 for fiscal 2006 due to an increase in sales from the manufacturing and testing segments. The increase in cash was offset by a capital expenditure in cash of $2,812. The capital expenditure in fiscal 2007 was primarily in property, plant and equipment. During fiscal 2006, proceeds of $8,401 were received from the sale of property in Dublin, Ireland. There were no comparable proceeds from the disposal of equipment or property in fiscal 2007.

Property, plant and equipment at June 30, 2007 were $7,458, an increase of $385, or 5.4%, compared to $7,073 at June 30, 2006. Capital expenditures for fiscal 2007 were $2,864 ($2,812 in cash, and $52 in capital lease), an increase of $1,186 or 70.7%, compared to $1,678 for fiscal 2006. The increase in capital expenditure was mainly due to purchases of machinery and equipment during fiscal 2007 by each of the Singapore testing operations and China testing operations in order to meet the specifications from our customers.

Other assets at June 30, 2007 increased by $276 to $445 compared to $169 at June 30, 2006. The increase in other assets was due to an increase of $154 for a down payment of fixed assets in the Singapore and Malaysia operations and an increase of $122 in deposits for rent and utilities in the China operations.

Accounts receivables at June 30, 2007 were $7,410 a decrease of $1,108 or 13.0%, compared to $8,518 at June 30, 2006. The decrease was attributable mainly to a decrease in turn over days of accounts receivable and a decrease in sales in the fourth quarter of fiscal 2007 compared to the same period of fiscal 2006. The total sales from all the segments for the fourth quarter of fiscal 2007 were $9,194, a decrease of $306 or 3.2%, compared to total sales of $9,500 in the same period for fiscal 2006. The turnover of accounts receivables was 62 days for fiscal 2007, a decrease of 18 days or 22.5%, compared to 80 days for fiscal 2006. The decrease in turn over days of accounts receivable was primarily due to improvement in collection efforts on the part of the staff in the Singapore operations.

Inventory at June 30, 2007 was $1,946, a decrease of $501, or 20.5%, compared to $2,447 at June 30, 2006. The decrease was due mainly to the sales of finished goods from our manufacturing segment and an increase in the provision for obsolete inventory. The turnover of inventory improved by 12 days, or 34.3%, from 35 days at the end of fiscal 2006 to 23 days at the end of fiscal 2007 due to an increase in the cost of goods sold, although the average inventory throughout the year remained consistent compared to fiscal 2006.

Total liabilities at June 30, 2007 were $8,895, a decrease of $901, or 9.2%, compared to $9,796 at June 30, 2006. The decrease in liabilities was mainly due to the decrease in accounts payable, notes payable and lines of credit, but offset by the increase in accrued expenses and income tax payable.

Accounts payable decreased by $1,544 from $3,809 at June 30, 2006 to $2,265 at June 30, 2007. The decrease in accounts payable was a result of the decrease in material purchases due to a lower backlog in the Singapore distribution segment as the result of a lower demand for back-end products, such as Vibration equipment, chambers and wafer fabricators. Notes payable decreased by $825 and lines of credit decreased by $116 as a result of the repayments made by our Singapore subsidiaries in the normal course of business from cash flows from operations.

Accrued expenses increased by $1,309 from $3,045 at June 30, 2006 to $4,354 at June 30, 2007. The increase in accrued expenses was mainly due to an increase in accrued payroll expenses as the result of an increase in headcount in the China operation located in Suzhou, and an increase in bonuses payable as a result of a strong operating performance in fiscal 2007.

Critical Accounting Estimates & Policies

The discussion and analysis of the Company's financial condition presented in this section are based upon our consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of the consolidated financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policy," we have identified the most critical accounting policies upon which our financial status depends. We determine that those critical accounting policies are related to the inventory valuation, allowance for doubtful accounts, revenue recognition, and income tax. These accounting policies are discussed in the relevant sections in this management's discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Accounts Receivable and Allowance for Doubtful Accounts

During the normal course of business, we extend unsecured credit to our customers. Typically, credit terms require payment to be made between 30 to 60 days of the sales. We do not require collateral from our customers. We maintain our cash accounts at credit worthy financial institutions.

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, we believe that our allowance for doubtful accounts was adequate as of June 30, 2007.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. We write down inventories for not saleable, excess or obsolete raw materials, works-in-process and finished goods by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing provision of the remaining inventory based on salability and obsolescence.

Revenue Recognition

Revenue from sales of the Company's products is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. We allocate a portion of the invoice value to products sold and the remaining portion of invoice value to installation and training work in proportion to the fair value of products sold and installation and training work to be performed. The fair value determination of products sold and the installation and training work is also based on our specific historical experience of the relative fair values of the elements if there is no easily observable market price to be considered. A significant portion of the Company's sales is generated by testing services. Revenue derived from testing service is recognized when testing services are rendered.

The Company reduces revenue based on estimates of future credits to be granted to customers. Credits are granted for reasons such as product returns due to quality issues, volume-based incentives, and other special pricing arrangements.

Income Tax

We recognize deferred tax liabilities and assets for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that included the enactment date.

During the process of determining tax liabilities, we have to deal with uncertainties involved in the application of complex tax laws. Our foreign subsidiaries are subject to income taxes in the regions or counties where they operate. Because of the different income tax jurisdictions, net losses generated in the U.S. cannot be utilized to offset the taxable income generated in foreign countries. Therefore, we may incur certain income tax expenses in any fiscal year while the Company, on a consolidated basis, may report a loss before income taxes. Although we believe that our estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals.

We assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income that can be used to absorb net operating losses and credit carry-backs, and taxable income in future years. Our judgment regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest.

In addition to the risks described above, the effective tax rate is based on current enacted tax law. Significant changes during the year in enacted tax law could affect these estimates.

Comparison of Operation Results

Comparison of Fiscal 2007 and 2006

The following table presents certain data from the consolidated statements of income as a percentage of net sales for fiscal years ended June 30, 2007 and 2006:

	Year End June 30,	
	2007	**2006**
Net Sales	**100.0%**	**100.0%**
Cost of Sales	74.1%	72.7%
Gross Margin	**25.9%**	**27.3%**
Operating Expenses		
General and administrative	14.0%	21.7%
Selling	2.3%	3.3%
Research and development	0.2%	0.2%
Impairment loss	0.4%	0.2%
Loss on disposal of PP&E	0.0%	0.1%
Total Operating Expenses	16.9%	25.5%
Income from operations	**9.0%**	**1.8%**

Overall Revenue

The overall revenue is composed of the revenues from the manufacturing, testing and distribution segments. The following table presents the components of the overall revenue realized in fiscal 2007 and 2006 in percentage format, respectively.

	Years Ended June 30,	
	2007	2006
Revenues:		
Manufacturing	51.46 %	42.77 %
Testing	44.67	49.67
Distribution	3.87	7.56
Total	100.00 %	100.00 %

Net sales for fiscal 2007 were $46,750, an increase of $17,651, or 60.66%, compared to $29,099 for fiscal 2006. The increase in net sales can be discussed within three segments.

As a percentage of the total revenue, the revenue generated by the manufacturing segment in fiscal 2007 accounted for 51.46% of total sales, representing an increase of 8.69%, compared to 42.77% in fiscal 2006. In terms of dollar amount, the revenue for fiscal 2007 was $24,056, reflecting an increase of $11,612, or 93.31%, compared to $12,444 for fiscal 2006. We believe that the increase in revenue generated by the manufacturing segment was due to a greater demand from the personal computer market in Asia, which in turn led to a greater demand for our products. The demand for our burn-in systems appeared to increase concurrently with the demand for more microprocessor chips in Southeast Asia. The increase primarily resulted from an increase in demand from one of our major customers, which was a result of that customer's growing share in the market for microprocessor chips. Due to the competitive environment in the manufacturing segment, we anticipate that we will continue to implement our cost reduction plan by outsourcing a portion of our manufacturing process to outside suppliers, such as electrical and mechanical fabrication houses, and seek competitively priced materials.

The backlog in the manufacturing segment increased by 68.28%, from $3,729 in fiscal 2006 to $6,275 in fiscal 2007, correlative to the increase in demand for more highs-speed microprocessor chips in Southeast Asia.

As a percentage of the total revenue, the revenue generated by the testing segment in fiscal 2007 accounted for 44.67% of total sales, a decrease of 5.0%, compared to 49.67% in fiscal 2006. In terms of dollar amount, the revenue for fiscal 2007 was $20,883, reflecting an increase of $6,428, or 44.47%, compared to $14,455 for fiscal 2006. The testing segment continued to show improvement in revenue compared to last fiscal year due to a hike in demand for testing services in Southeast Asia, which resulted from the strong economic growth and robust development in the electronics manufacturing industries in China. The increase in revenue generated by the testing segment was the result of an improvement in performance by our testing operations in Southeast Asia. Furthermore, our China operation in Suzhou started its testing operation in the second quarter of fiscal 2007, which contributed to this increase in testing revenue. Demand for testing services varies from time to time depending on changes taking place in the market and our customers' forecasts. We anticipate that our customers will continue to request our services to perform "burn-in" on chips to be used in wireless handsets, automotive applications and wired communications, which chips are currently in high demand in their respective markets.

Backlog in the testing segment at June 30, 2007 was $6,452, a decrease of $5,578, or 46.37%, compared to $12,030 at June 30, 2007 due to a decrease in demand for testing services from one of our major customers in Singapore.

As a percentage of the total revenue, the revenue generated by the distribution segment in fiscal 2007 accounted for 3.87%, a decrease of 3.69%, compared to 7.56% in fiscal 2006. In terms of dollar amount, revenue for fiscal 2007 was $1,811, a decrease of $389, or 17.68%, compared to $2,200 for fiscal 2006. The decrease in revenue was mainly attributable to fewer bookings from customers resulting from what we believe is a saturation of equipment and electronic components in the current market. Product volume for the distribution segment depends on sales activities such as bookings, queries on products and backlog. Equipment and electronic component sales are very competitive, as the products are readily available in the market.

We continued to focus our marketing efforts on Asia, as we believe that the recovery of equipment sales in that region is improving more rapidly than sales within the U.S. Equipment sales in the U.S. continue to decline as we believe that many companies are still conservative in capital equipment spending. The distribution operation located in Singapore will focus on selling Wet Process Stations primarily to research institutions and local universities

The backlog in the distribution segment at June 30, 2007 was $102, reflecting a decrease of $433 or 80.94%, compared to the backlog of $535 at June 30, 2006 due to a lower demand for back-end products, such as Vibration equipment, chambers and wafer fabricator.

Overall Gross Margin

Overall gross margin, as a percentage of net sales, dropped by 1.4% from 27.3% for fiscal 2006 to 25.9% for fiscal 2007. The lower margin was due primarily to the fact that sales in terms of dollar amount from the manufacturing segment increased faster than the increase in sales in terms of dollar amount from the testing segment in fiscal 2007. This led to the fact that the manufacturing segment accounted for 51.46% of total sales and the testing segment accounted for 44.67% while the gross margin in the manufacturing segment was lower than the gross margin in the testing segment. In addition, the gross margin in the manufacturing segment decreased due to an increase in sales of low margin products, which was offset by the improvement in gross margin in the testing and distribution segments. In terms of dollar amount, gross margin for fiscal 2007 was $12,093, an increase of $4,162, or 52.5%, compared to $7,931 for fiscal 2006, as a result of better sales performances by the manufacturing and testing segments.

Gross margin as a percentage of revenue in the manufacturing segment was decreased by 3.1%, from 19.2% in fiscal 2006 to 16.1% in fiscal 2007. The decrease in the gross margin was due to an increase in sales of low margin burn-in systems pass-through products in fiscal 2007 compared with fiscal 2006. Neither the increase in the absolute dollar amount of sales of burn-in boards and burn-in systems nor the increase in the quantity of burn-in systems sold in fiscal 2007 was sufficient to maintain or increase the gross margin in the manufacturing segment due to the decrease in sales prices for burn-in boards and burn-in systems as a result of strong competition in the market place. However, the Company currently intends to continue manufacturing low-margin burn-in systems and boards in order to maintain market share of these products with its current customers. In absolute amount, gross profits from the manufacturing segment in fiscal 2007 was $3,876, an increase of $1,492, or 62.6%, compared to $2,384 in fiscal 2006 as the result of an increase in revenue, as previously discussed.

Gross margin as a percentage of revenue in the testing segment was improved by 2.3%, from 35.2% in fiscal 2006 to 37.5% in fiscal 2007. In terms of dollar amount, gross margin in the testing segment in fiscal 2007 was $7,835, an increase of $2,743, or 53.9%, compared to $5,092 in fiscal 2006. The increase in the gross margin was primarily due to higher sales volume with lower overhead costs, especially in the China operation. Significant portions of our operating costs are fixed in the testing segment, thus as service demands rise and factory utilization increases, the fixed costs are spread over the increased output, which improves profit margin. However, this was offset by a drop in the average selling price of services in the Singapore testing operation. Our customers changed their demands and specifications for burn-in hours, which resulted in a lower average unit selling price for burn-in services. We expect that the effect of such trend may be offset in the future by increases in our burn-in services for the faster microprocessor chips, the demand for which chips appears to be increasing.

Gross margin as a percentage of revenue in the distribution segment was improved slightly by 0.4% from 20.7% for fiscal 2006 to 21.1% for fiscal 2007. However, in terms of dollar amount, gross margin in the distribution segment decreased by 16.0% from $455 for fiscal 2006 to $382 for fiscal 2007 due to a decrease in revenue, as previously discussed.

Operating Expenses

Operating expenses for fiscal years ended June 30, 2007 and 2006 were as follows:

	Years ended June 30,	
(In Thousands)	**2007**	**2006**
General and administrative	$6,561	$6,321
Selling	$1,091	$970
Research and development	$69	$70
Impairment loss	$176	$61
(Gain) Loss on disposal of PP&E	(1)	$22
	$7,896	$7,444

General and administrative expenses increased by $240, or 3.8%, from $6,321 for fiscal 2006 to $6,561 for fiscal year 2007. The increase was attributable to a hike in payroll and related expenses due to a rise in headcount in the Singapore operation and the China operation in Suzhou, and also an increase in general and administrative expenses in the Suzhou operation, which commenced its testing operations in the second quarter of fiscal 2007. However, such an increase was offset by a decrease in bonus expenses in fiscal year 2007. In fiscal year 2006, general and administrative expenses included directors and officers bonuses of 779 as a result of the gain related primarily to the sale of the property in Dublin, Ireland. The Company had no comparable bonus expenses for fiscal 2007.

Selling expenses increased by $121, or 12.5%, to $1,091 for fiscal year 2007, from $970 for fiscal 2006, mainly due to an increase in the provision for warranty costs, traveling expenses related with sales efforts and commission expenses attributable to the increase in commissionable sales from the Singapore manufacturing segment in fiscal 2007, as compared to fiscal 2006.

Research and development was $69 for fiscal 2007, decreased slightly by $1, or 1.4%, from $70 for fiscal 2006.

Impairment loss increased by $115, or 188.5%, from $61 for fiscal 2006 to $176 for fiscal 2007. The impairment loss consisted of machinery and equipment (pertaining to the Singapore operation) due to the decrease in demand for the slower speed microprocessor chips, as those of our existing burn-in facility assets used for testing chips became obsolete. Since there will be no future cash flows from those assets, the carrying value of these assets was written down to zero, and the impairment loss was recorded. The Company reviews the carrying amount of assets held for use and those to be disposed of whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Loss on disposal of property, plant and equipment was $22 for fiscal 2006, which mainly resulted from the disposal of certain fixed assets at a loss. The Company had no such loss for fiscal 2007.

Income from Operations

Income from operations as a percentage of total revenue was improved by 7.3% from 1.7% for fiscal 2006 to 9.0% for fiscal 2007. In terms of dollar amount, income from operations increased by $3,710, or 762%, from $487 for fiscal 2006 to $4,197 for fiscal 2007 due to an increase in gross profit of $4,162, offset with a net increase in operating expenses of $452.

Interest Expenses

The interest expenses for fiscal years 2007 and 2006 were as follows:

(In Thousands)	Fiscal 2007	Fiscal 2006
Interest expenses	$ 139	$ 142

Interest expenses decreased by $3, or 2.1%, for fiscal year 2007 from $142 to $139 compared with fiscal 2006 due mainly to a lower usage of lines of credit facilities in the Singapore operation as the result of the improved cash flow from operating activities.

Other Income

Other income for fiscal years 2007 and 2006 was as follows:

(In Thousands)	Fiscal 2007	Fiscal 2006
Other income	$ 178	$ 598

Other income decreased by $420, or 70.2%, from $598 for fiscal 2006 to $178 for fiscal 2007 primarily due to a decrease in interest income generated from short-term deposits and a decrease in other items, but offset by an increase in rental income and currency transactional gain. Interest income in fiscal 2007 decreased by $64 due to a decrease in interest income generated from short-term deposits as the result of a decrease in short-tern deposits throughout the year. The decrease in the short-term deposits was because the short-term deposits in fiscal year 2006 were from the proceeds from the sale of property in Dublin, Irleland. whereas there was no such activity in fiscal 2007. Other items decreased by $436, which was mainly due to the reversal of a provision of $269 in the fourth quarter of fiscal year 2006 related to the value added tax assessment incurred in our Bangkok testing operation in fiscal 1996. Also contributing to the decrease in other items was the provision for the value added tax of $115 for our China operation in Suzhou in fiscal 2007 due to a change in the local tax policy and a refund of $39 from the Ireland government in fiscal year 2006 due to redundant payments made in prior years by our Ireland testing operation prior to its closure. The Company had no similar other income in fiscal 2007. Rental income, which consisted mainly of space in our Malaysia operation rented to outside vendors, increased by $27 from $87 for fiscal year 2006 to $114 for fiscal year 2007. Currency transaction gain improved by $48, from a translation loss of $46 for fiscal 2006 to a translation gain of $2 for fiscal 2007 due to fluctuations in the exchange rates.

Income Tax

Income tax provision increased by $507, or 196.5%, from $258 in fiscal 2006 to $765 in fiscal 2007. The increase was primarily attributable to higher taxable income generated from the Singapore location. The Singapore operations generated a profit of $3,403 in fiscal 2007, up from $1,416 in fiscal 2006. The income tax provision included a utilization of deferred tax assets of $160 in Malaysia operation due to the utilization of the operating loss carried forward in fiscal 2007. The Malaysia operations generated a profit of $520 in fiscal 2007, an increase of $420, as compared to $100 for fiscal 2006. The reversal of in deferred tax assets in Malaysia was offset by a reversal of the deferred tax liability of $226 in the Singapore operations. The statutory income tax rate in Singapore was decreased to 18% in fiscal 2007 from 20% in fiscal 2006.

Minority Interest

As of June 30, 2007 we held a 55% interest in Trio-Tech Malaysia. The minority interest for fiscal 2007, in the net income of subsidiaries, was $163, an increase of $75 compared to the minority interest of $88 for fiscal 2006. The increase in the minority interest was attributable to the improvement in the net income generated from the Malaysia testing operation.

Income from Discontinued Operations

The income from discontinued operations of $8,459 for fiscal year 2006 represented gain from the sale of property located in Dublin, Ireland of $8,909, which was completed in November 2005, offset by the loss from discontinued operations of $450. The Company had no similar transactions for fiscal 2007.

Income from Continuing Operations before Minority Interest and Net Income

Income from continuing operations before minority interest increased by $2,786 as the result of an increase in income from operations and a decrease in interest expenses, but offset by a decrease in other income and an increase in tax provision, as previously discussed. Net income for fiscal 2007 was $3,308, a decrease of $5,748 compared to $9,056 in fiscal 2006. The decrease was primarily due to a drop in income from discontinued operations of $8,459, as there was no income generated from discontinued operations in fiscal 2007.

Earnings per Share

Basic and diluted earnings per share from continuing operations were $1.03 and $1.02, respectively, in fiscal 2007, an increase of $0.84 and $0.83, respectively, compared with $0.19 for fiscal 2006. There was no income or loss from discontinued operations for fiscal 2007. Basic and diluted earnings per share attributable to discontinued operations for fiscal 2006 were $2.72 and $2.71, respectively.

Segment Information

The revenue, gross margin and income from each segment for fiscal 2007 and fiscal 2006, respectively, are presented below. As the segment revenue and gross margin for each segment have been discussed in the previous section, only the comparison of income from operations is discussed below.

Manufacturing Segment

Manufacturing Segment (In Thousands)	**Year Ended June 30, 2007**	**2006**
Revenue	$ 24,056	$ 12,444
Gross margin	16.1 %	19.2 %
Income (loss) from operations	$ 965	$ (78)

Income from operations in the manufacturing segment was increased by $1,043 to $965 in fiscal 2007, from an operating loss of $78 in fiscal 2006. The improvement in operating profit was attributable to the $1,492 increase in gross profit, but offset by an increase in operating expenses of $449. Operating expenses for the manufacturing segment were $2,911 and $2,462 for fiscal 2007 and 2006, respectively. The increase in operating expenses was mainly attributable to an increase in payroll and related expenses as a result of the rise in headcount in the Singapore operations in fiscal 2007.

Testing Segment

Testing Segment (In Thousands)	**Year End June 30, 2007**	**2006**
Revenue	$ 20,883	$ 14,455
Gross margin	37.5 %	35.2 %
Income from operations	$ 3,330	$ 1,454

Income from operations in the testing segment in fiscal 2007 was $3,330, an increase of $1,876, or 129.0%, compared to $1,454 in fiscal 2006. The increase was due primarily to an increase of $2,743 in gross profit, but offset by an increase of $867 in operating expenses. Operating expenses in the testing segment were $4,505 and $3,638 for fiscal 2007 and 2006, respectively. The increase in operating expenses was primarily due to an increase in payroll and related expenses as a result of the increase in headcount in the Singapore operations and an increase in operating expenses in the newly started China operation in Suzhou, which began its testing operation in the second quarter of fiscal 2007.

Distribution Segment

Distribution Segment (In Thousands)	**Year Ended June 30, 2007**	**2006**
Revenue	$ 1,811	$ 2,200
Gross margin	21.1 %	20.7 %
Loss from operations	$ (66)	$ (118)

Loss from operations in the distribution segment decreased from $118 in fiscal 2006 to $66 in fiscal 2007. Lower operating loss in fiscal year 2007 was attributable to a decrease in operating expenses of $125, but offset by a drop in gross profit of $73. Operating expenses were $448 and $573 for fiscal 2007 and fiscal 2006, respectively. The decrease in operating expenses was due to a decrease in provision for doubtful debts, as some doubtful debts from customers provided in fiscal 2006 were recovered in fiscal 2007, and lower commission expenses as a result of the decrease in commissionable sales.

Corporate

The loss from operations for Corporate for fiscal 2007 and 2006 was as follows:

	Year Ended June 30,	
(In Thousands)	**2007**	**2006**
Loss from operations	$ (32)	$ (771)

Corporate operating loss decreased by $739 from fiscal 2006 to $32 in fiscal 2007. Such a decrease in corporate income was attributable to the fee imposed on all the subsidiaries on a fixed percentage of revenue, which income increased as the result of increased revenue from subsidiaries. Another factor was operation expenses last fiscal year included accrued director and corporate officer bonuses of $859 mainly attributable to bonuses based on the gain from the sale of real property in Dublin, Ireland. The Company had no comparable bonuses for fiscal 2007. The director and corporate officer bonuses were $350 in fiscal 2007 and $859 in fiscal 2006, respectively.

Comparison of Fiscal 2006 and 2005

The following table presents certain data from the consolidated statements of income as a percentage of net sales for fiscal years 2006 and 2005 ended June 30:

	Year Ended June 30,	
	2006	**2005**
Net Sales	**100.0%**	**100.0%**
Cost of Sales	72.7%	75.9%
Gross Margin	**27.3%**	**24.1%**
Operating Expenses		
General and administrative	21.7%	17.8%
Selling	3.3%	4.2%
Research and development	0.2%	0.4%
Impairment loss	0.2%	0.3%
Loss (Gain) on disposal of PP&E	0.1%	0.0%
Total Operating Expenses	25.5%	22.7%
Income from operations	**1.8%**	**1.4%**

Overall Revenue

The overall revenue is composed of the revenues from the manufacturing, testing and distribution segments. The following table presents the components of the overall revenue realized in fiscal 2006 and 2005 in percentage format, respectively.

	Years Ended June 30,	
	2006	**2005**
Revenues:		
Manufacturing	42.77 %	42.62 %
Testing	49.67	45.12
Distribution	7.56	12.26
Total	100.00 %	100.00 %

Net sales for fiscal 2006 were $29,099, an increase of $4,038, or 16.1%, compared to $25,061 for fiscal 2005. The increase in net sales can be discussed within three segments.

As a percentage of the total revenue, the revenue generated by the manufacturing segment for fiscal 2006 was almost the same as the revenue in fiscal 2005. However, in terms of dollar amount, the revenue for fiscal 2006 was $12,444, an increase of $1,763 or 16%, compared to $10,681 for fiscal 2005. We believe that the increase in revenue generated by the manufacturing segment was due to a greater demand from the personal computer market in Asia, which in turn led to a greater demand for our products. The demand for our burn-in systems appeared to increase concurrently with the demand for more microprocessor chips in Southeast Asia. Such increase resulted from an increase in demand from one of our major customers, which was a result of that customer's growing share in the market for chips in personal computers. Due to the competitive environment in the manufacturing segment, we anticipate that we will continue to implement our cost reduction plan by outsourcing a portion of our manufacturing process to outside suppliers, such as electrical and mechanical fabrication houses, and seek competitively priced materials.

The backlog in the manufacturing segment increased by more than 323%, from $882 in fiscal 2005 to $3,729 in fiscal 2006, due to demand for more microprocessor chips in Southeast Asia.

As a percentage of the total revenue, the revenue generated by the testing segment in fiscal 2006 accounted for 49.67% of total sales, representing an increase of 4.55%, compared to 45.12% in fiscal 2005. In terms of dollar amount, the revenue for fiscal 2006 was $14,455, reflecting an increase of $3,148, or 27%, compared to $11,307 for fiscal 2005. The increase in revenue generated by the testing segment was attributable to our testing operations in Singapore and Malaysia. These operations achieved better sales performances, compared to their performances in fiscal 2005, due to a hike in demand for testing services in Southeast Asia. We believe that the increase in demand for testing services resulted from the strong economic growth and robust development in the electronics manufacturing industries in China. In addition, an increase in demand from one of our customers with regard to its high-end personal computers, notebooks and server chips also contributed to the increase. Demand for testing services varies from time to time depending on changes taken place in the market and our customers' forecasts. We anticipate that our customers will continue to request our services to perform "burn-in" on chips to be used in wireless handsets, automotive applications and wired communications, all of which are currently in high demand in their respective markets.

Our testing facilities provide customers with a full range of testing services, such as burn-in and product life testing for finished semiconductors or packaged components. The acquisition of the testing operation in Shanghai in January 2006 and the newly started testing operation in Suzhou in the second quarter of fiscal 2007 paved a road for us to expand our testing and burn-in services in China's market.

Backlog in the testing segment at June 30, 2006 was $12,029, an increase of $4,645, or 63%, compared to $7,384 at June 30, 2005 due to the demand for testing services with regard to faster speed microprocessor chips in Southeast Asia.

As a percentage of the total revenue, the revenue generated by the distribution segment in fiscal 2006 accounted for 7.56%, a decrease of 4.7% compared to 12.26% in fiscal 2005. In terms of dollar amount, revenue for fiscal 2006 was $2,200, a decrease of $873, or 28%, compared to $3,073 for fiscal 2005. The contributing factors behind this drop were lower demand for back-end products such as Vibration equipment and Chambers in the third and fourth quarters of fiscal 2006, a saturation of equipment and electronic components in the current market, and continued conservative spending on capital equipment by many companies.

We continued to focus our marketing efforts on Asia, as we believed that the recovery of equipment sales in that region was improving more rapidly than sales within the U.S. Equipment sales in the U.S. continued to decline as many companies were still conservative in capital equipment spending. The distribution operation located in Singapore focused on selling Wet Process Stations primarily to research institutions and local universities. Equipment and electronic component sales are very competitive, as the products are prevalent in the market. Thus, "add value" has been a key phrase in the mission statement of the distribution segment.

The backlog in the distribution segment at June 30, 2006 was $535, reflecting a decrease of $564, or 51%, compared to the backlog of $1,099 at June 30, 2005, due to a lower demand for back-end products, such as Vibration equipment, chambers and wafer fabricators.

Overall Gross Margin

Overall gross margin, as a percentage of net sales was improved by 3.2% from 24.1% for fiscal 2005 to 27.3% for fiscal 2006. In terms of dollar amount, gross margin for fiscal 2006 was $7,931,an increase of $1,884, or 31%, compared to $6,047 for fiscal 2005. The increase in overall gross margin was due to the decrease of material costs in the manufacturing segment, and better utilization of testing facilities in the testing segment, offset by the decline of the gross margin in the distribution segment due to lower margin back-end products.

Gross margin as a percentage of revenue in the manufacturing segment was improved by 3.8%, from 15.3% in fiscal 2005 to 19.2% in fiscal 2006. In terms of dollar amount, gross margin in the manufacturing segment in fiscal 2006 was $2,384, an increase of $746, or 46%, compared to $1,638 in fiscal 2005. The increase in gross margin was mainly due to lower material costs incurred. The reduction in material costs was the result of our cost reduction plan, under which a portion of the manufacturing process was outsourced to cost effective, competitive vendors.

Gross margin as a percentage of revenue in the testing segment was improved by 3.2%, from 32% in fiscal 2005 to 35.2% in fiscal 2006. However, in terms of dollar amount, gross margin in the testing segment for fiscal 2006 increased by 40% to $5,092 in fiscal 2006 from $3,617 in fiscal 2005. The increase in gross margin was consistent with the increase in revenue. Our testing facilities require substantial investment to be built and significant portions of our operating costs are fixed in nature. In general, these costs do not decline along with reductions in customer demand or the utilization of our testing capacity, which in turn can adversely affect our profit margin. Conversely, as product demand rises and facility utilization increases, the fixed costs are spread over the increased output, which improve our profit margins.

Gross margin, as a percentage of revenue in the distribution segment, decreased by 5.1%, from 25.8% in fiscal 2005 to 20.7% in fiscal 2006. In terms of dollar amount, gross margin in the distribution segment in fiscal 2006 was $455, a decrease of $338, or 43%, compared to $793 in fiscal 2005. The decline in gross margin was because the revenue in the distribution segment for fiscal 2006 was primarily generated from low margin back-end products.

Operating Expenses

Operating expenses for fiscal years ended June 30, 2006 and 2005, respectively:

	Year Ended June 30,	
(In Thousands)	**2006**	**2005**
General and administrative	$6,321	$4,466
Selling	$970	$1,058
Research and development	$70	$93
Impairment loss	$61	$70
Loss on disposal of PP&E	$22	$1
	$7,444	$5,688

General and administrative expenses increased by $1,855, or 41.5%, from fiscal 2005 to fiscal 2006 due to an increase of $546 in payroll expenses as the result of a larger headcount to handle the rise in sales volume, an increase of $78 in provision for doubtful debts, and an increase of $388 in general and administration expenses. Directors and officers' bonuses increased by $843 as a result of the gain related primarily to the sale of the Ireland property. These bonuses were granted based primarily on a percentage of our pre-tax profits for fiscal 2006, which was consistent with our long standing compensation programs for directors and corporate officers. With regard to the gain of the property located in Dublin, Ireland, the recipients agreed to take their bonuses based on after-tax profits.

Selling expenses decreased by $88, or 8.3%, from fiscal 2005 to fiscal 2006 due to fewer net sales in the distribution segment, which had a commission basis.

Research and development decreased by $23, or 24.7%, from fiscal 2005 to fiscal 2006 due to less activity and fewer employee costs in the U.S. operation.

Impairment loss decreased by $9, or 12.9%, from fiscal 2005 to fiscal 2006 due to fewer instances of obsolete machinery and burn-in equipment in Singapore. The burn-in equipment and machinery become obsolete as technology changes. The impairment loss consisted of machinery, equipment and leasehold improvements (pertaining to the Singapore operations) due to changes in demand for certain burn-in services, which in turn made certain of our existing burn-in facilities obsolete.

Loss on disposal of property, plant and equipment increased by $21 from fiscal 2005 to fiscal 2006 due to the disposal of certain fixed assets at a loss.

Income from Operations

Income from operations, as a percentage of total revenue was improved marginally by 0.3% from 1.4% for fiscal 2005 to 1.7% for fiscal 2006. In terms of dollar amount, income from operations increased by $128, or 36%, from $359 for fiscal 2005 to $487 for fiscal 2006 due to an increase in gross profit of $1,884, offset with a net increase in operating expenses of $1,756.

Interest Expenses

The interest expenses for fiscal years ended June 30, 2006 and 2005 were as follows:

	Year Ended June 30,	
(In Thousands)	**Fiscal 2006**	**Fiscal 2005**
Interest expenses	$ 142	$ 165

Interest expenses decreased by $23, or 14%, from fiscal 2005 to fiscal 2006 due mainly to a lower usage of lines of credit. However, this was offset by an increase in term loans in the Singapore operation.

Other Income

Other income for fiscal years ended June 30, 2006 and 2005 was as follows:

	Year Ended June 30,	
(In Thousands)	**Fiscal 2006**	**Fiscal 2005**
Other income	$ 598	$ 182

Other income increased by $416, or 228.6%, from fiscal 2005 to fiscal 2006 primarily due to the increase in interest income generated from short-term deposits and an increase in other items, but offset by the currency transactional loss. Interest income in fiscal 2006 increased by $155 due to short-term deposits made using the proceeds from the sale of the property in Dublin, Ireland. Other items increased by $317, mainly due to the reversing of a provision of $269 in the fourth quarter related to the value added tax assessment incurred in our Bangkok testing operations in fiscal 1996. The reversal was a result of the review conducted by the tax authority in Thailand to comply with the tax regulation there. Also contributing to the increase of other items was the receipt of $39 from the Ireland government due to redundant payments incurred in our former testing operations in Ireland. These were offset by a currency translation loss, which increased by $56 from a current transactional gain of $10 for fiscal 2005.

Income Tax

Income tax provision increased by $100, or 63.3%, from $158 in fiscal 2005 to $258 in fiscal 2006. This increase was primarily attributable to higher taxable income generated from the Singapore location. The Singapore operations generated a profit of $1,416 in fiscal 2006, up from $561 in fiscal 2005. The income tax amount included a provision for deferred tax liability of $28 for the Singapore operation and net of a deferred tax liability of $10 for the Bangkok operation as the result of a reversal of deferred tax assets provision from the prior year. These were offset by net of a deferred tax assets provision of $86 for the Malaysia operation. The effective tax rate decreased from 42% in fiscal 2005 to 27% in fiscal 2006. The decrease was due to the use of foreign tax credits and general business credits, offset by the dividend income in fiscal 2006.

Income from Discontinued Operations

Income from discontinued operations for fiscal 2006 was $8,459, which included a gain of $8,909 from the sale of property located in Dublin, Ireland offset by a loss of $450 from discontinued operations.

Net Income

Net income for fiscal 2006 increased 3,997% over net income for fiscal 2005. Net income was $9,056 in fiscal 2006 compared to $221 in fiscal 2005. The main factor that contributed to the increase of $8,835 was the gain of $8,909 from the sale of property located in Dublin, Ireland. The increase of $381 in income from continuing operations was due to the increase of net sales and the increase of $416 in other income. The majority of the other income was from the reversal of a tax provision of $269 in the fourth quarter, in accordance with instruction from the tax authority in Thailand.

Earnings per Share per Common Share

Basic and diluted earnings per common share from continuing operations were $0.19 in fiscal 2006, an increase of $0.12. Basic and diluted earnings per share from discontinued operations were $2.72 and $2.70, respectively, in fiscal 2006, as compared to $0 in fiscal 2005, mainly due to income from discontinued operations derived from the sale of the Dublin, Ireland property.

Segment Information

The revenue, gross margin and income from each segment for fiscal 2006 and fiscal 2005, respectively, are presented below. As the segment revenue and gross margin for each segment have been discussed in the previous section, only the comparison of income from operations is discussed below.

Manufacturing Segment

Manufacturing Segment (In Thousands)	Year Ended June 30, 2006		Year Ended June 30, 2005	
Revenue	$	12,444	$	10,681
Gross margin		19.2 %		15.3 %
Loss from operations	$	(78)	$	(108)

Loss from operations in the manufacturing segment decreased from $108 in fiscal 2005 to $78 in fiscal 2006. The improvement in operating loss was due to the increase of $1,764 in gross revenue in fiscal 2006. The cost of goods sold in the manufacturing segment as a percentage of sales by the segment also decreased from 85% in fiscal 2005 to 81% in fiscal 2006 due to lower material costs incurred.

Testing Segment

Testing Segment (In Thousands)	Year Ended June 30, 2006		Year Ended June 30, 2005	
Revenue	$	14,455	$	11,307
Gross margin		35.2 %		32.0 %
Income from operations	$	1,454	$	540

Income from operations in the testing segment in fiscal 2006 was $1,454, an increase of $914, or 169%, compared to $540 in fiscal 2005. The increase was due primarily to the increase of $1,475 in gross margin, as previously discussed. In addition, an increase in demand from one of our customers with regard to its high-end personal computers, notebooks and server chips also contributed to the increase. Offsetting the positive increase was an increase of $561 in operating expenses. Operating expenses in the testing segment were $3,638 and $3,077 for fiscal 2006 and 2005, respectively. The increase in operating expenses was primarily due to the increase in payroll and related expenses, as a result of the increase in headcount in Singapore in fiscal 2006.

Distribution Segment

Distribution Segment (In Thousands)	Year Ended June 30, 2006		Year Ended June 30, 2005	
Revenue	$	2,200	$	3,073
Gross margin		20.7 %		25.8 %
Loss from operations	$	(118)	$	(80)

Loss from operations in the distribution segment increased from $80 in fiscal 2005 to $118 in fiscal 2006. The increase in operating loss was attributable to a decrease in gross profit of $338, offset by a decrease in operating expenses of $300. The decline in gross margin was a result of the revenue primarily from low margin back-end products in fiscal 2006. Operating expenses were $573 and $873 for fiscal 2006 and fiscal 2005, respectively. The decrease in operating expenses was attributable to lower selling expenses as the result of the decrease in sales.

Corporate

The (loss) income from operations for Corporate for the fiscal years 2006 and 2005 were as follows:

Corporate (In Thousands)	Year Ended June 30, 2006		Year Ended June 30, 2005	
Income (Loss) from operations	$	(771)	$	7

Corporate operating income decreased by $778 from an income of $7 in fiscal 2005 to a loss of $771 in fiscal 2006. Such a decrease in corporate income was attributable to higher director and corporate officer bonuses of $859 incurred in fiscal 2006, whereas the director and corporate officer bonuses were $16 in fiscal 2005.

Liquidity Comparison

Comparison of Fiscal 2007 and 2006

Net cash provided by operating activities during fiscal 2007 was $7,938, an increase of $8,788 from net cash outflows of $850 in fiscal 2006. The increase in net cash provided by operating activities in fiscal 2007 was primarily due to the following reasons: an increase of $2,711 in income from continuing operations, an increase of $10, 460 in non-cash items and an increase of $4,076 in cash flow from changes in operating assets and liabilities. The net income for fiscal 2007 decreased by $5,748 to $3,308 compared with $9,056 for fiscal 2006. However, a non-cash gain of $8,909 from discontinued operations on the sale of property in Dublin, Ireland was included as an adjustment to net income in fiscal 2006. Depreciation and amortization expenses as a non-cash item for fiscal 2007 also made a significant impact of $2,857 (positive cash flow). Simultaneously, changes in the accounts receivables for fiscal 2007 made a positive cash flow of $967 compared to a negative cash flow of $4,515 for fiscal 2006, which was reduced primarily by negative cash outflow of $276 from other assets.

Net cash used in investing activities increased by $5,401 to $2,668 for fiscal 2007 from a cash inflow of $2,733 for fiscal 2006. The increase in net cash used by investing activities was primarily due to an increase in capital expenditures from $1,255 in fiscal 2006 to $2,812 in fiscal 2007, and proceeds of $8,401 received from the sale of the Ireland property in fiscal 2006. The increase in capital expenditure was primarily for the purchase of machinery and equipment in fiscal 2007 in the Singapore and China operations in order to meet customers' demands. Offsetting the increase in net cash used by investing activities was an increase of $4,562 in the net proceeds from maturing short-term deposits.

Net cash used in financing activities increased by $228 from $1,046 for fiscal 2006 to $1,274 for fiscal 2007. The increase was mainly due to a drop of $1,056 in proceeds from long-term bank loans and capital leases, and a decrease of $761 in proceeds from exercising stock options. Furthermore, dividends paid to minority interests also increased by $14. However, these were offset by (i) dividends of $323 paid to shareholders in fiscal 2007 compared to $1,608 in fiscal 2006; (ii) proceeds of $118 received in fiscal 2007 from a 10% shareholder from disgorgement of short-swing profits from prohibited transactions in our common shares pursuant to section 16(b) of the Securities and Exchange Act of 1934; (iii) a decrease of $104 in net payment on lines of credit; and (iv) a decrease of $96 in repayment of bank loans and capital leases.

We believe we have the necessary financial resources to meet our projected cash requirement for at least the next twelve months.

Comparison of Fiscal 2006 and 2005

Net cash used in operating activities for fiscal 2006 was $850, a decrease of $1,774, or 192%, compared to net cash of $924 provided by operating activities for fiscal 2005. The decrease in net cash provided by operating activities in fiscal 2006 was attributable to the following factors: (i) the increase in net income; (ii) the increase in non-cash items; (iii) the changes in operating assets and liabilities; and (iv) the cash inflow from accounts payable. The net income from operating activities in fiscal 2006 was increased by $8,835, from $221 in fiscal 2005 to $9,056. However, the increase was caused by the sale of property of a discontinued operation in the amount of $8,909. The cash inflow from accounts payable increased by $2,728 to $2,525 in fiscal 2006, compared to a cash outflow of $203 in fiscal 2005 as a result of the increase in material purchases to support the sales backlog. Also offsetting net cash was the cash outflow from accounts receivable of $4,515, which increased by $4,050, from a cash outflow of $465 in fiscal 2005.

Net cash provided by investing activities in fiscal 2006 was $2,733, an increase of $3,674, or 390%, compared to net cash of $941 used in investing activities in fiscal 2005. Compared to fiscal 2005, the increase in net cash provided by investing activities in fiscal 2006 was attributable to: (i) net proceeds from discontinued operations, which were $8,401 in fiscal 2006 whereas there were no such proceeds in fiscal 2005; (ii) a decrease in capital expenditures by $1,051 to $1,255 for fiscal 2006, compared to $2,306 for fiscal 2005; (iii) an increase in proceeds from the disposal of equipment of $154 in fiscal 2006 compared to proceeds of only $1 in fiscal 2005; (iv) a decrease in acquisition costs of $988 to $138 incurred in fiscal 2006 compared to $1,126 incurred in fiscal 2005; and (v) proceeds of $4,429 used in investing in short-term deposits in fiscal 2006 compared to net cash of $2,490 provided by net investment in short-term deposits in fiscal 2005.

Net cash used in financing activities increased by $1,163 to $1,046 in fiscal 2006 from a cash inflow of $117 in fiscal year 2005. The increase in net cash used in financing activities in fiscal 2006 as compared to fiscal 2005 was primarily due to more proceeds from long-term debt of $1,062 as compared to $862 incurred to expand the operation in Singapore, and proceeds of $784 from stock options exercised compared to $27. However, these were offset by (i) net repayments on the line of credit of $220; (ii) fewer dividends paid to minority interest of $28 as compared to $53; (iii) dividends of $1,608 paid to shareholders in fiscal 2006 compared to $0 in fiscal 2005; and (iv) repayments of $1,036 in debt and capital leases (which included repayment of Ireland's outstanding equipment loan of $88) made in fiscal 2006, compared to repayments of $909 made in fiscal 2005.

Capital Resources

Our working capital (defined as current assets minus current liabilities) has historically been generated primarily from the following sources: operating cash flow, availability under our revolving line of credit and short term loans. The working capital was $16,445 as of June 30, 2007, representing an increase of $3,150, or 23.7%, compared to working capital of $13,295 as of June 30, 2006 mainly due to an increase in cash and a decrease in accounts payables as discussed above.
The majority of our capital expenditures are based on the demands from our customers, as we are in a capital intensive industry. In the past three years, our capital expenditures ranged from $1.7 million to $2.9 million. We financed our capital expenditures and other operating expenses through operating cash flows, our revolving line of credit and long term debts. While we had no current outstanding borrowings under our revolving lines of credit, we procured long-term loans of $675 and capitalized leases of $280 in fiscal 2007.

Our credit rating provides us with ready and adequate access to funds in global markets. At June 30, 2007, we had available unused short-term lines of credit totaling $11,587.

Entity with Facility	Type of Facility	Interest Rate	Expiration Date	Credit Limitation	Unused Credit
Trio-Tech Malaysia	Line of Credit	Prime rate (6.75% as of June 30, 2007) plus 2.5% per annum	May 2008	$ 128	$ 128
Trio-Tech Bangkok	Line of Credit	Prime rate (6.5% as of June 30, 2007) plus 1% per annum	October 2008	126	126
Trio-Tech Singapore	Line of Credit	Prime rate 5.75% as of June 30, 2007) plus 0.25% per annum	April 2008	11,333	11,333
Total				$ 11,587	$ 11,587

We believe that projected cash flows from operations, borrowing availability under our revolving lines of credit, cash on hand, and trade credit will provide the necessary capital to meet our projected cash requirements for at least the next 12 months. Should we find attractive capital investment, we may seek additional debt or equity financing in order to fund the transaction, in the form of bank financing, convertible debt, or the issuance of common stock.

Contractual Obligations

The following contractual obligations servicing table describes our overall future cash obligation based on various current contracts in the next five years:

	Payments Due by Period (at June 30, 2007) (In Thousands)			
	Total	Less than 1 Year	1 - 3 Years	After 3 Years
Lines of Credit	$ -	$ -	$ -	$ -
Notes Payable	675	536	139	-
Interest on Notes Payable	$ 20	19	1	-
Capital Leases	280	125	155	-
Operating Leases	1,600	930	670	-
Total	$ 2,575	$ 1,610	$ 965	$ -

Corporate Guarantee Arrangement

The Company provides a corporate guarantee of approximately $1,634 to one of its subsidiaries in Southeast Asia to secure line-of-credit and term loans from a bank to finance the operations of such subsidiary. With the strong financial position of the subsidiary company, the Company believes this corporate guarantee arrangement will have no material impact on its liquidity or capital resources.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

Although the majority of our sales, cost of manufacturing and marketing are transacted in U.S. dollars, significant portions of our revenue are denominated in Singapore and Euro dollars, Malaysian ringgit, Thai baht and other currencies. Consequently, a portion of our costs, revenue and operating margins may be affected by fluctuations in exchange rates, primarily between the U.S. dollar and such foreign currencies. Our financial position and results of operations are also affected by fluctuations in exchange rates between reporting currency (which is in U.S. dollars) and functional currencies used in our operations. Foreign currency translation adjustments resulted in an increase of $911 in fiscal 2007, a decrease of $190 in fiscal 2006 and an increase of $25 in fiscal 2005 to shareholders' equity.

We try to reduce our risk of foreign currency fluctuations by purchasing certain equipment and supplies in U.S. dollars and seeking payment, when possible, in U.S. dollars. However, we may not be successful in our attempts to mitigate our exposure to exchange rate fluctuations. Those fluctuations could have a material adverse effect on the Company's financial results.

Interest Rate Risk

We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards. These securities are subject to interest rate risk and could decline in value if interest rates fluctuate, and thus subject us to market risk due to those fluctuations. Due to the short duration and conservative nature of our investment portfolio, we do not expect any material loss with respect to our investment portfolio, though no assurances can be given that material losses will not occur.

The interest rates on our loans and lines of credit range from 5.25% to 7.50% per annum. As of June 30, 2007, the outstanding aggregate principal balance on these loans and lines of credit was approximately $675. These interest rates are subject to change and we cannot predict an increase or decrease in rates, if any.

Fiscal year ending June 30,	2008	2009	2010	Thereafter	Total	Fair Value
Loans:						
Denominated in Singapore dollars; interest is at the bank's prime rate (4.25% at June 30, 2007 and 2006) plus 1% per annum	$ 16	-	-	-	$ 16	$ 16
Denominated in Singapore dollars; interest is at the bank's prime rate (4.25% at June 30, 2007 and 2006) plus 1% per annum	$ 150	-	-	-	$ 150	$ 150
Denominated in Thailand baht; interest is at the bank's prime rate (7.00% at June 30, 2007 and 2006)	$ 39	-	-	-	$ 39	$ 39
Denominated in Singapore dollars; interest is at the bank's prime rate (2.4768% at June 30, 2007 and 3.41% at June 30, 2006) plus 3.5% per annum	$ 218	91	-	-	$ 309	$ 309
Denominated in Singapore dollars; interest is at the bank's prime rate (4.25% at June 30, 2007 and 2006) plus 1% per annum	$ 113	$ 48	$ -	-	$ 161	$ 161
Total	$ 536	$ 139	$ -	$ -	$ 675	$ 675

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this item is included in the Company's consolidated financial statements beginning on page 45 of this Annual Report on Form 10-K.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

An evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officers, respectively, of the Company) of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of June 30, 2007, the end of the period covered by this Form 10-K. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. During the period covered by this report, there have been no changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B – OTHER INFORMATION

Not applicable.

PART III

The information required by Items 10 through 14 of Part III of this Form 10-K (information regarding our directors and executive officers, executive compensation, security ownership of certain beneficial owners, management, related stockholder matters, and certain relationships and related transactions and principal accountant fees and services, respectively) is hereby incorporated by reference from the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2007.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1 and 2) FINANCIAL STATEMENTS AND SCHEDULES:

The following financial statements, including notes thereto and the independent auditors' report with respect thereto, are filed as part of this Annual Report on Form 10-K, starting on page 45 hereof:

1. Report of Independent Public Registered Accounting Firm
2. Consolidated Balance Sheets
3. Consolidated Statements of Income and Comprehensive Income
4. Consolidated Statements of Shareholders' Equity
5. Consolidated Statements of Cash Flows
6. Notes to Consolidated Financial Statements

(b) EXHIBITS:

Number	Description
3.1	Articles of Incorporation, as currently in effect. [Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for June 30, 1988.]
3.2	Bylaws, as currently in effect. [Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for June 30, 1988.]
10.1	Credit Facility Letter dated January 4, 2001, between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.2	1998 Stock Option Plan. [Incorporated by reference to Exhibit 1 to the Company's proxy statement filed under regulation 14A on October 27, 1997.] **
10.3	Directors Stock Option Plan. [Incorporated by reference to Exhibit 2 to the Company's proxy statement filed under regulation 14A on October 27, 1997.] **
10.4	Real Estate Lease dated February 1, 1999 between Martinvale Development Company and Universal Systems. [Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for June 30, 1999.]
10.5	Real Estate Lease dated February 16, 2001 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #07-01/07 and #03-01/03. [Incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.6	Real Estate Lease dated May 13, 1999 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #03-16/17. [Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.7	Real Estate Lease dated October 13, 1999 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #01-08/15. [Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.8	Real Estate Lease dated December 7, 2000 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #01-16/17. [Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.9	Real Estate Lease dated January 3, 2000 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #03-01/06. [Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.10	Real Estate Lease dated October 13, 1999 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #03-09/15 and #03-16/18. [Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.11	Real Estate Lease dated May 2, 2000 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #01-08. [Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for June 30, 2001.]
10.12	Real Estate Lease dated September 12, 2000 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #07-17/18. [Incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.13	Real Estate Lease dated October 30, 2000 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #07-01. [Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for June 30, 2001.]
10.14	Real Estate Lease dated February 26, 2002 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #02-11/15. [Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.15 Real Estate Lease dated June 10, 2002 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #02-08/10. [Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.16 Credit Facility Letter dated November 16, 2001 and June 24, 2002, between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.17 Credit Facility Letter dated July 24, 2002, between Trio-Tech International Pte. Ltd. and OCBC Bank. [Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.18 Credit Facility Letter dated May 21, 2002, between Trio-Tech (M) Sdn Bhd and HSBC Bank Malaysia Berhad. [Incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.19 Credit Facility Letter dated January 22, 2002, between Trio-Tech (KL) Sdn Bhd and Public Bank Berhad. [Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.20 Real Estate Lease dated November 8, 2001 between Elbar Investments, L.P. and Trio-Tech International for 14731 Califa Street, Van Nuys. [Incorporated by reference to Exhibit 23.1 to the Registrant's Annual Report on Form 10-K for June 30, 2002.]

10.21 Amendment to the Directors Stock Option Plan [Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for June 30, 2002.] **

10.22 Credit Facility Letter dated January 28, 2003, between Trio-Tech (M) Sdn Bhd and HSBC Bank Malaysia Berhad [Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for June 30, 2003.]

10.23 Credit Facility Letter dated September 20, 2002, between KTS Incorporated and Bank of America. [Incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for June 30, 2003.]

10.24 Real Estate Lease dated January 12, 2001 between JTC Corporation and Trio-Tech International Pte. Ltd. for Toa Payoh North #01-S3/S4. [Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for June 30, 2003.]

10.25 Sales and Purchase Agreement, dated March 29, 2004 between TS Matrix BHD. and Trio Tech (Malaysia) SDN BHD. [Incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed on July 15, 2004.]

10.26 Real Estate Sublease, dated July 1, 2004 between TS Matrix BHD. and Trio Tech (Malaysia) SDN. BHD. for factory lot no. 11A Kawansan MIEL Sungai Way Baru (FTZ), Phase III Selangor Darul Ehsan. [Incorporated by reference to Exhibit 10.1 to the Registrant's Amended Form 8-K filed on August 20, 2004.]

10.27 Real Estate Lease dated April 28, 2004 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #04-14/16 and #04-17. [Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.28 Real Estate Lease dated April 28, 2004 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1004 Toa Payoh North #03-08/10. [Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.29 Real Estate Lease dated April 19, 2004 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #02-17. [Incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.30 Real Estate Lease dated May 26, 2004 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #02-15/16. [Incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.31 Credit Facility Letter dated July 7, 2003, between Trio-Tech International Pte. Ltd, and Hong Leong Finance Limited. [Incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.32 Credit Facility Letter dated October 2, 2003, between Trio-Tech Bangkok and Kasikornbank Public Company Limited. [Incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.33 Credit Facility Letter dated October 7, 2003, between Trio-Tech International Pte. Ltd. and DBS Bank Ltd. [Incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.34 Credit Facility Letter dated August 11, 2003 between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for June 30, 2004.]

10.35 Letter of Offer, dated June 3, 2005 between Globetronics Technology BHD. and Trio Tech International PTE. LTD.. [Incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed on June 8, 2005.]

10.36 Real Estate Lease, dated December 1, 2003 between Trio Tech (Malaysia) SDN. BHD. and Amphenol Malaysia Sdn. Bhd. for factory plot no. 1A Phase 1, Bayan Lepas Free Trade Zone, 11900 Pulau Pinang. [Incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for June 30, 2005.]

10.37 Real Estate Lease dated December 6, 2004 between Malaysian Industrial Estates Berhad and Trio Tech (Malaysia) SDN. BHD. for factory lot no. 4 Kawansan MIEL Sungai Way Baru (FTZ), Phase III Selangor Darul Ehsan. [Incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for June 30, 2005.]

10.38 Real Estate Lease dated September 28, 2004 between Ascendas-Xinsu Development (Suzhou) Co., Ltd. and Trio Tech (SIP) Co., Ltd. for Block B #05-01/02 room 6 in Suzhou Industrial Park, China 215021. [Incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for June 30, 2005.]

10.39 Real Estate Lease, dated November 8, 2004 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #03-07/08. [Incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for June 30, 2005.]

10.40 Real Estate Lease, dated September 10, 2003 between JTC Corporation and Trio-Tech International Pte. Ltd. for Block 1008 Toa Payoh North #01-09/11. [Incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for June 30, 2005.]

10.41 Credit Facility Letter dated May 10, 2005, between Trio-Tech International Pte. Ltd, and DBS Bank Ltd. [Incorporated by reference to Exhibit 10. 41 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.42 Real Estate Lease, dated July 5, 2005 between JTC Corporation and Universal (Far East) Pte. Ltd. for Block 1008 Toa Payoh North #01-15/16. [Incorporated by reference to Exhibit 10. 42 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.43 Credit Facility Letter dated September 15, 2005 between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10. 43 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.44 Real Estate Lease, dated November 11, 2005 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #03-06/07. [Incorporated by reference to Exhibit 10. 44 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.45 Real Estate Lease, dated March 10, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #04-05/07. [Incorporated by reference to Exhibit 10. 45 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.46 Credit Facility Letter dated April 6, 2006, between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10. 46 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.47 Credit Facility Letter dated April 6, 2006, between Trio-Tech International Pte. Ltd. and Standard Chartered Bank. [Incorporated by reference to Exhibit 10. 47 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.48 Credit Facility Letter dated July 26, 2006, between Trio-Tech International Pte. Ltd, and DBS Bank Ltd. [Incorporated by reference to Exhibit 10. 48 to the Registrant's Annual Report on Form 10-K for June 30, 2006.]

10.49 Credit Facility Letter dated April 19, 2007, between Trio-Tech International Pte. Ltd, and Standard Chartered Bank. *

10.50 Real Estate Lease, dated February 20, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #01-08/09/10/11/12/13/14/15 (Ancillary). *

10.51 Real Estate Lease, dated July 31, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #03-06/07 (Ancillary). *

10.52 Real Estate Lease, dated September 26, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #03-01/02/03. *

10.53 Real Estate Lease, dated September 26, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #03-16. *

10.54 Real Estate Lease, dated October 11, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #04-08/09/10. *

10.55 Real Estate Lease, dated October 26, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #07-01/02/03/04/08/06/07 and its ancillary sites. *

10.56 Real Estate Lease, dated May 2, 2007 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1004 Toa Payoh North #04-17, #04-14/15/16 and #03-08/09/10. *

10.57 Real Estate Lease, dated December 20, 2005 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #03-07/08 (Ancillary). *

10.58 Real Estate Lease, dated May 9, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #03-09/10/11/12/14/15/16/17. *

10.59 Real Estate Lease, dated July 20, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #01-08. *

10.60 Real Estate Lease, dated September 22, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #02-03/04/05/06. *

10.61 Real Estate Lease, dated September 22, 2006 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #02-18. *

10.62 Real Estate Lease, dated January 18, 2007 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #07-01. *

10.63 Real Estate Lease, dated January 29, 2007 between JTC Corporation and Trio-Tech International Pte Ltd for Block 1008 Toa Payoh North #07-17/18 and its ancillary site. *

10.64 Real Estate Lease, dated February 21, 2007 between JTC Corporation and Universal (Far East) Pte Ltd for Block 1008 Toa Payoh North #01-09/10/11. *

10.65 Real Estate Lease, dated August 2, 2007 between JTC Corporation and Universal (Far East) Pte Ltd for Block 1008 Toa Payoh North #02-17. *

10.66 Real Estate Lease, dated August 2, 2006 between Ascendas-Xinsu Development (Suzhou) Co., Ltd. and Trio Tech (SIP) Co., Ltd. for Block A #04-13/16 No. 5 Xing Han Street in Suzhou Industrial Park, China 215021.*

10.67 Real Estate Lease, dated August 16, 2006 between Ascendas-Xinsu Development (Suzhou) Co., Ltd. and Trio Tech (SIP) Co., Ltd. for Block A #04-11/12 No. 5 Xing Han Street in Suzhou Industrial Park, China 215021.*

10.68 Credit Facility Letter dated April 4, 2007, between Trio Tech (Malaysia) Sdn Bhd and CIMB Bank (formerly known as Bumiputra-Commerce Bank Berhad)*

10.69 Credit Facility Letter dated May 21, 2007, between Trio Tech (Malaysia) Sdn Bhd and HSBC Bank Malaysia Berhad. *

10.70 Land Development Agreement dated August 27, 2007 between Trio Tech (Chongqing) Co. Ltd. and Jia Sheng Real Property Development Ltd. [Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8K dated August 30, 2007.]

21.1 Subsidiaries of the Registrant (100% owned by the Registrant except as otherwise stated):

Trio-Tech International Pte. Ltd., a Singapore Corporation

Universal (Far East) Pte. Ltd., a Singapore Corporation

Trio-Tech Reliability Services, a California Corporation

Express Test Corporation, a California Corporation

European Electronic Test Center. Ltd. a Cayman Islands Corporation

Trio-Tech Malaysia, a Malaysia Corporation (55% owned by the Registrant)

Trio-Tech Kuala Lumpur, a Malaysia Corporation (100% owned by Trio-Tech Malaysia)

Trio-Tech Bangkok, a Thailand Corporation

Trio-Tech Thailand, a Thailand Corporation

Prestal Enterprise Sdn. Bhd., a Malaysia Corporation (76% owned by the Registrant)

KTS Incorporated, dba Universal Systems, a California Corporation

Trio-Tech (Suzhou) Co. Ltd., a China Corporation

Trio-Tech (Shanghai) Co. Ltd., a China Corporation

Trio-Tech (ChongQing) Co. Ltd (100% owned by Trio-Tech International Pte. Ltd., a Singapore Corporation)

23.1 Consent of Independent Registered Public Accounting Firm*

31.1 Rule 13a-14(a) Certification of Principal Executive Officer of Registrant*

31.2 Rule 13a-14(a) Certification of Principal Financial Officer of Registrant*

32 Section 1350 Certification. *

* Filed electronically herewith.

** Indicates management contracts or compensatory plans or arrangements required to be filed as an exhibit to this report.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIO-TECH INTERNATIONAL

By: /s/ Victor H.M. Ting
VICTOR H.M. TING
Vice President and
Chief Financial Officer
Date: September 17, 2007

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

/s/ A. Charles Wilson A. Charles Wilson, Director Chairman of the Board	September 17, 2007
/s/ S. W. Yong S. W. Yong, Director President, Chief Executive Officer (Principal Executive Officer)	September 17, 2007
/s/ Victor H.M. Ting Victor H.M. Ting Vice President, Chief Financial Officer (Principal Financial Officer)	September 17, 2007
/s/ Jason T. Adelman Jason T. Adelman, Director	September 17, 2007
/s/ Richard M. Horowitz Richard M. Horowitz, Director	September 17, 2007

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trio-Tech International
Van Nuys, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 No. 333-38082 and Form S-8 No. 333-40102 of Trio-Tech International of our report dated September 17, 2007, relating to the consolidated financial statements which appear in this Form 10-K.

/s/ BDO Raffles

BDO Raffles
Singapore

September 17, 2007

CERTIFICATIONS

Exhibit 31.1

I, S. W. Yong, certify that:

1. I have reviewed this Annual Report on Form 10-K of Trio-Tech International, a California corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 17, 2007

/s/ S. W. YONG
S. W. Yong, Chief Executive
Officer and President (Principal Executive Officer)

Exhibit 31.2

I, Victor H.M. Ting, certify that:

1. I have reviewed this Annual Report on Form 10-K of Trio-Tech International, a California corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 17, 2007

/s/ VICTOR H.M. TING
Victor H.M. Ting, Chief Financial Officer
and Vice President (Principal Financial Officer)

SECTION 1350 CERTIFICATION

Each of the undersigned, S.W. Yong, President and Chief Executive Officer of Trio-Tech International, a California corporation (the "Company"), and Victor H.M. Ting, Vice President and Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge (1) the annual report on Form 10-K of the Company for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ S. W. YONG
Name: S. W. Yong
Title: President and Chief Executive Officer
Date: September 17, 2007

/s/ VICTOR H. M. TING
Name: Victor H.M. Ting
Title: Vice President and
Chief Financial Officer
Date: September 17, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and shareholders
Trio-Tech International
Van Nuys, California:

We have audited the accompanying consolidated balance sheets of Trio-Tech International and Subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders' equity statement and cash flows for each of the years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trio-Tech International and Subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

BDO Raffles

/s/ BDO Raffles

Singapore
September 17, 2007

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

	June 30, 2007	June 30, 2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 7,135	$ 2,551
Short-term deposits	7,815	7,839
Trade accounts receivable, less allowance for doubtful accounts of $42 and $225	7,410	8,518
Other receivables	245	306
Inventories, less provision for obsolete inventory of $781 and $448	1,946	2,447
Prepaid expenses and other current assets	122	170
Total current assets	24,673	21,831
PROPERTY, PLANT AND EQUIPMENT, Net	7,458	7,073
OTHER INTANGIBLE ASSETS, Net	212	311
OTHER ASSETS	445	169
TOTAL ASSETS	$ 32,788	$ 29,384
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Line of credit	$ -	$ 116
Accounts payable	2,265	3,809
Accrued expenses	4,354	3,045
Income taxes payable	948	603
Current portion of notes payable	536	856
Current portion of capital leases	125	107
Total current liabilities	8,228	8,536
NOTES PAYABLE, net of current portion	139	644
CAPITAL LEASES, net of current portion	155	230
DEFERRED TAX LIABILITIES	373	386
TOTAL LIABILITIES	$ 8,895	$ 9,796
MINORITY INTEREST	2,459	2,196
SHAREHOLDERS' EQUITY:		
Common stock; no par value, 15,000,000 shares authorized; 3,227,992 and 3,219,407 shares issued and outstanding at June 30, 2007 and 2006, respectively	10,361	10,338
Paid-in capital	460	337
Accumulated retained earnings	10,135	7,150
Accumulated other comprehensive loss-translation adjustments	478	(433)
Total shareholders' equity	21,434	17,392
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 32,788	$ 29,384

See accompanying notes to consolidated financial statements

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

	Years Ended June 30,		
	2007	2006	2005
Revenue			
Products	$ 25,867	$ 14,644	$ 13,754
Services	20,883	14,455	11,307
	46,750	29,099	25,061
Cost of Sales			
Cost of products sold	21,608	11,805	11,324
Cost of services rendered	13,049	9,363	7,690
	34,657	21,168	19,014
Gross Margin	12,093	7,931	6,047
Operating Expenses			
General and administrative	6,561	6,321	4,466
Selling	1,091	970	1,058
Research and development	69	70	93
Impairment loss	176	61	70
(Gain) Loss on disposal of property, plant and equipment	(1)	22	1
Total Operating Expenses	7,896	7,444	5,688
Income from Operations	4,197	487	359
Other Income (Expenses)			
Interest expense	(139)	(142)	(165)
Other income	178	598	182
Total Other Income	39	456	17
Income from Continuing Operations before Income Tax	4,236	943	376
Income Tax Provision	765	258	158
Income from Continuing Operations before Minority Interest	3,471	685	218
Minority interest	(163)	(88)	(2)
Income from Continuing Operations	3,308	597	216
Discontinued Operations (Note 18)			
Income from discontinued operations	-	8,459	5
Net Income Attributed to Common Shares	$ 3,308	$ 9,056	$ 221
BASIC EARNINGS PER SHARE:			
Basic earnings per share from continuing operations	$ 1.03	$ 0.19	$ 0.07
Basic earnings per share from discontinued operations	-	2.72	0.00
Basic earnings per share	$ 1.03	$ 2.91	$ 0.07
DILUTED EARNINGS PER SHARE:			
Diluted earnings per share from continuing operations	$ 1.02	$ 0.19	$ 0.07
Diluted earnings per share from discontinued operations	-	2.71	0.00
Diluted earnings per share	$ 1.02	$ 2.90	$ 0.07

Weighted Average Shares Outstanding			
Basic	3,225	3,115	2,966
Diluted	3,235	3,128	3,031
COMPREHENSIVE INCOME:			
Net income	3,308	9,056	221
Foreign currency translation adjustment	911	(190)	25
COMPREHENSIVE INCOME	$ 4,219	$ 8,866	$ 246

See accompanying notes to consolidated financial statements

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)

	Common Stock		Additional Paid-in	Retained Earnings/ Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance, June 30, 2004	2,964	$ 9,527	$ 284	$ (519)	$ (268)	$ 9,024
Cash received from stock options exercised	12	27				27
Net income				221		221
Translation adjustment					25	25
Balance, June 30, 2005	2,976	9,554	284	(298)	(243)	9,297
Cash received from stock options exercised	243	784	53			837
Net income				9,056		9,056
Dividend declared				(1,608)		(1,608)
Translation adjustment					(190)	(190)
Balance, June 30, 2006	3,219	10,338	337	7,150	(433)	17,392
Cash received from stock options exercised	9	23	123			146
Net income				3,308		3,308
Dividend declared				(323)		(323)
Translation adjustment					911	911
Balance, June 30, 2007	3,228	$ 10,361	$ 460	$ 10,135	$ 478	$ 21,434

See accompanying notes to consolidated financial statements

TRIO-TECH INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended June 30,		
	2007	2006	2005
Cash Flow from Operating Activities			
Net income			
Adjustments to reconcile from net income to	$ 3,308	$ 9,056	$ 221
net cash flow provided by (used in) operating activities			
Depreciation and amortization	2,857	1,758	1,521
Bad debts expense, net	141	175	(18)
Inventory provision	333	20	45
Interest income on short-term deposits	(109)	(199)	(52)
Impairment loss	176	61	70
Stock compensation	5	53	-
Gain on sale of property - discontinued operations	-	(8,909)	-
(Gain) Loss on sale of equipment	(1)	13	1
Deferred tax provision	(49)	(4)	38
Minority interest	163	88	2
Changes in operating assets and liabilities,			
net of acquisition effects			
Accounts receivables	967	(4,515)	(465)
Other receivables	61	(157)	(37)
Other assets	(276)	(31)	(105)
Inventories	168	(883)	(220)
Prepaid expenses and other liabilities	48	(94)	22
Accounts payable and accrued liabilities	(235)	2,575	(203)
Income tax payable	381	143	119
Net cash provided (used) by operating activities	7,938	(850)	939
Cash Flow from Investing Activities			
Proceeds from short-term deposits matured	19,728	20,409	5,489
Investments in short-term deposits	(19,595)	(24,838)	(2,999)
Additions to property, plant and equipment	(2,812)	(1,255)	(2,306)
Acquisition of a company in China	-	(138)	(15)
Acquisition of a company in Malaysia	-	-	(1126)
Proceeds from sale of equipment-continuing operations	11	154	1
Proceeds from sale of property-discontinued operations	-	8,401	-
Net cash used (provided) by investing activities	(2,668)	2,733	(956)
Cash Flow From Financing Activities			
Net borrowings (payments) on lines of credits	(116)	(220)	190
Repayment of bank loans and capital leases	(940)	(1,036)	(909)
Proceeds from long-terms bank loans and capital leases	6	1,062	862
Proceeds from exercising stock options	23	784	27
Proceeds from 10% shareholder on the short swing profit of the company stock	118	-	-
Dividends paid to minority interest	(42)	(28)	(53)
Dividends paid to shareholders	(323)	(1,608)	-
Net cash used (provided) by financing activities	(1,274)	(1,046)	117
Effect of Changes in Exchange Rate	588	275	(18)
NET INCREASE IN CASH	4,584	1,112	82

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,551	1,439	1,357
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 7,135	$ 2,551	$ 1,439
Supplementary Information of Cash Flows			
Cash paid during the period for:			
Interest	$ 137	$ 142	$ 176
Income taxes	$ 398	$ 2,197	$ 13
Capitalization of property, plant and equipment paid in advance	$ -	$ -	$ 365
Deposit for acquisition in Malaysia	$ -	$ -	$ 92
Bank guarantee note for acquisition of business in Malaysia	$ -	$ -	$ 395
Capital lease of property, plant and equipment	$ 52	$ 290	$ 24

See accompanying notes to consolidated financial statements.

YEARS ENDED JUNE 30, 2007, 2006 AND 2005 (IN THOUSANDS, EXCEPT PER SHARE AND NUMBER OF SHARES)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Basis of Presentation and principles of Consolidation Trio-Tech International ("the Company" or "TTI" thereafter) was incorporated in fiscal 1958 under the laws of the State of California. TTI provides third-party semiconductor testing and burn-in services primarily through its laboratories in Southeast Asia. In addition, TTI operates testing facilities in the United States. The Company also designs, develops, manufactures and markets a broad range of equipment and systems used in the manufacturing and testing of semiconductor devices and electronic components. TTI conducts business in three business segments: Testing Services, Manufacturing and Distribution. TTI has subsidiaries in the U.S., Singapore, Malaysia, Thailand, and China as follows:

	Ownership	Location
Express Test Corporation (Dormant)	100%	Van Nuys, California
Trio-Tech Reliability Services (Dormant)	100%	Van Nuys, California
KTS Incorporated, dba Universal Systems (Dormant)	100%	Van Nuys, California
European Electronic Test Centre (Operation ceased on November 1, 2005)	100%	Dublin, Ireland
Trio-Tech International Pte Ltd.	100%	Singapore
Universal (Far East) Pte Ltd.	100%	Singapore
Trio-Tech Thailand	100%	Bangkok, Thailand
Trio-Tech Bangkok	100%	Bangkok, Thailand
Trio-Tech Malaysia	55%	Penang and Selangor, Malaysia
Trio-Tech Kuala Lumpur – 100% owned by Trio-Tech Malaysia	55%	Selangor, Malaysia
Prestal Enterprise Sdn. Bhd.	76%	Selangor, Malaysia
Trio-Tech (Suzhou) Co. Ltd.	100%	Suzhou, China
Trio-Tech (Shanghai) Co. Ltd.	100%	Shanghai, China
Trio-Tech (Chongqing) Co. Ltd.	100%	Chongqing, China

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements are presented in U.S. dollars.

Foreign Currency Translation and Transactions — The Singapore dollar, the national currency of Singapore, is the primary currency of the economic environment in which the operations in Singapore are conducted. The Company also operates in Malaysia, Thailand and China, of which the Malaysian ringgit, Thai bath and Chinese renminbi, respectively, are the national currencies. The Company uses the United States dollar ("U.S. dollars") for financial reporting purposes.

The Company translates assets and liabilities of its subsidiaries outside the U.S. into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of the subsidiaries' financial statements from foreign currencies into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive loss - translation adjustments. Gains or losses resulting from transactions denominated in currencies other than functional currencies of the Company's subsidiaries are reflected in income for the reporting period.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated accounts receivable allowance for doubtful accounts, reserve for obsolete inventory, reserve for warranty, and the deferred income tax asset allowance. Actual results could materially differ from those estimates.

During fiscal 2007, management determined that the useful life of fixed assets for smart burn-in projects was shorter than originally expected. Revised useful life of these assets resulted in an additional depreciation expense of $224, or $0.07 per diluted share, in fiscal 2007. The additional depreciation related with these assets for fiscal year 2008 is $449, and these assets will be fully depreciated in June 2008.

Accounting Period — The Company's fiscal reporting period coincides with the 52-53 week period ending on the last Friday in June for fiscal 2004. Effective July 1, 2004, the Board of Directors approved changing the fiscal year-end date to the last day of June. The fiscal year-end date for fiscal 2007, 2006 and 2005 was June 30, respectively.

Revenue Recognition — Revenue derived from testing services is recognized when testing services are rendered. Revenues generated from sales of products in the manufacturing and distribution segments are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained (which means the significant risks and rewards of the ownership have been transferred to the customer), the price is fixed or determinable and collectibility is reasonably assured. Certain products sold (in the manufacturing segment) require installation and training to be performed.

Revenue from product sales is also recorded in accordance with the provisions of Emerging Issues Task Force (EITF) Statement 00-21 "Revenue Arrangements with Multiple Deliverables" and Staff Accounting Bulletin (SAB) 104 "Revenue Recognition in Financial Statements" which generally requires revenue earned on product sales involving multiple-elements to be allocated to each element based on the relative fair values of those elements. Accordingly, the Company allocates revenue to each element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold and specifically defined in a quotation or contract. The Company allocates a portion of the invoice value to products sold and the remaining portion of invoice value to installation work in proportion to the fair value of products sold and installation work to be performed. Training elements are valued based on hourly rates, which the Company charges for these services when sold apart from product sales. The fair value determination of products sold and the installation and training work is also based on our specific historical experience of the relative fair values of the elements if there is no easily observable market price to be considered. In fiscal 2007 and 2006, the installation revenues generated in connection with product sales were immaterial and included in the product sales revenue line on the consolidated statements of income. The Company estimates an allowance for sales returns based on historical experience with product returns.

Accounts Receivable and Allowance for Doubtful Accounts — During the normal course of business, the Company extends unsecured credit to its customers. Typically, credit terms require payment to be made between 30 to 60 days from the date of the sale. We do not require collateral from our customers. The Company maintains its cash accounts at credit worthy financial institutions.

The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any account balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believed that its allowance for doubtful accounts was adequate as of June 30, 2007.

Warranty Costs — The Company provides for the estimated costs that may be incurred under its warranty program at the time the sale is recorded. The Company estimates the warranty costs based on the historical rates of warranty returns. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Short Term Deposits — Short term deposits consist of bank balances and interest bearing deposits having maturity of 1 to 12 months. As of June 30, 2007, the Company held approximately $1,660 of short-term deposits in the Company's 55% owned Malaysian subsidiary all of which were denominated in the currency of Malaysia. All of this amount is available for dividend distribution, which is subject to the sufficiency requirement of retained earnings under the Malaysia code. As of June 30, 2007, the Company held approximately $6 of short-term deposits as reserved funds in the Company's 100% owned Trio Tech Thailand all of which were denominated in the currency of Thailand. This amount is not available for dividend distribution according to the Thailand regulations.

Investments in Marketable Securities — Investments in marketable securities are accounted for under the Statement of Financial Accounting Standards (SFAS) No. 115. Marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The Company recognized comprehensive income (net of tax) of nil during fiscal 2007, 2006 and 2005.

Inventories — Inventories consisting principally of raw materials, works in progress, and finished goods are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market value. The semiconductor industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. Provisions for estimated excess and obsolete inventory are based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Inventories are written down for not saleable, excess or obsolete raw materials, works-in-process and finished goods by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing provisions of the remaining inventory based on salability and obsolescence.

Property, Plant and Equipment – Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method. Amortization of leasehold improvements is provided for over the lease terms or the estimated useful lives of the assets, whichever is the shorter, using the straight-line method.

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Other Intangible Assets – In accordance with SFAS No. 141 "Business Combinations," and SFAS No. 142 "Goodwill and Other Intangible Assets," the Company identified a customer relationship as the only intangible assets with a finite life of five years during the process of acquiring the testing business in Malaysia in July 2005. The estimated fair value of this other intangible asset was approximately $482 and is being amortized over a five-year period on a straight-line basis. No impairment loss was recorded during fiscal 2007.

In January 2006, the Company identified one item of other intangible assets other than goodwill with a finite life of one year during the process of acquiring the testing business in Shanghai, China. The estimated fair value of this other intangible asset was approximately $12 and was amortized over a one year period on a straight-line basis. No impairment loss was recorded during fiscal 2007.

Impairment of Long-Lived Assets – The Company applies the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") to property, plant and equipment, and other intangible assets such as customer relationships. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

In fiscal 2007, the Company recorded an impairment loss of approximately $176 based on its examination of future undiscounted cash flows, which were generated by the subsidiaries where certain long-lived assets (certain fixed assets) were used. Of such amount, there was recorded an impairment loss of $174, mainly for burn-in equipment related to Dynamic burn-in device memory (DRAM) services (pertaining to the Singapore operation) due to changes in demand for certain burn-in services, which in turn made certain of our existing burn-in facilities obsolete. The Company also recorded an impairment loss of $2 in building renovations pertaining to the China operation in Suzhou. The building renovation was impaired as we moved to a new office unit in order to accommodate the needs of the testing operation.

In fiscal 2006, the Company recorded an impairment loss of approximately $61 based on its examination of future undiscounted cash flows, which were generated by the subsidiaries where certain long-lived assets (certain fixed assets) were used. The impairment loss of $61 mainly provided for burn-in ovens and leasehold improvements (pertaining to the Singapore operations) due to changes in demand for certain burn-in services, which in turn made certain of our existing burn-in facilities obsolete.

In fiscal 2005, the Company recorded an impairment loss of approximately $70 based on its examination of future undiscounted cash flows, which were generated by the subsidiaries where certain long-lived assets (certain fixed assets) were used. The impairment loss of $70 consisted of machinery and equipment, furniture and fixtures, and leasehold improvements (pertaining to the Singapore operations) due to discontinued use of the Hybrid burn-in (HBI) operation which in turn made certain of our existing burn-in facilities obsolete.

Leases – The Company leased certain property, plant and equipment in the ordinary course of business. The leases had varying terms. Some may have included renewal and/or purchase options, escalation clauses, restrictions, penalties or other obligations that the Company considered in determining minimum lease payments. The leases were classified as either capital leases or operating leases, as appropriate.

Management expects that in the normal course of business, operating leases will be renewed or replaced by other leases. The future minimum operating lease payments, for which the Company is contractually obligated as of June 30, 2007, are disclosed in the notes to the financial statements.

Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease and are depreciated over either the estimated useful life of the asset or the lease term on a straight-line basis. The present value of the related lease payments is recorded as a contractual obligation. The future minimum annual capital lease payments are included in the total future contractual obligations as disclosed in the notes to the financial statements.

Advertising Costs — Advertising and other promotional costs are expensed as incurred. These costs and expenses were $19 in fiscal 2007, $14 in fiscal 2006, and $39 in fiscal 2005.

Comprehensive Income (Loss) — The Company adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") issued by the FASB. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the statements of operations and comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss) and all changes to shareholders' equity except those due to investments by owners and distributions to owners.

Income Taxes — The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred taxes assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the period that covers the enactment date. Management believed that it was more likely than not that the future benefits from these timing differences would not be realized. Accordingly, a full valuation allowance was provided as of June 30, 2007 and 2006.

For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, or lent to the Company, or if the Company should sell its stock in the subsidiary. However, the Company believes that the existing U.S. foreign tax credits and net operating losses available would substantially eliminate any additional tax effects.

Retained earnings — It is the intention of the Company to reinvest earnings of its foreign subsidiaries in the operations of those subsidiaries. Accordingly, no provision has been made for U.S. income and foreign withholding taxes that would result if such earnings were repatriated. These taxes are undeterminable at this time. The amount of earnings retained in subsidiaries was $15,363 and $11,922 at June 30, 2007 and 2006, respectively.

Research and Development Costs — The Company incurred research and development costs of $69 in fiscal 2007, $70 in fiscal 2006, and $93 in fiscal 2005, which were charged to operating expenses as incurred.

Stock Based Compensation — Historically the Company accounted for stock based compensation in accordance with Accounting Principle Board No. 25 "Accounting for stock issued employees." Under this standard, stock based compensation was recognized based on the difference between the exercise price of the stock option granted and the fair value of the underlying stock on the grant date. In accordance with SFAS No. 123 "Accounting for Stock Based Compensation," the Company discloses the pro forma effects on net income and earnings per share as if compensation has been measured using the "fair value method" described therein. Effective July 1, 2005, the Company adopted the fair value recognition provisions under SFAS No. 123R "Share Based Payments," using the modified prospective application method.

Earnings per Share — Computation of basic earnings per share is conducted by dividing net income available to common shares (numerator) by the weighted average number of common shares outstanding (denominator) during a reporting period. Computation of diluted earnings per share gives effect to all dilutive potential common shares outstanding during a reporting period. In computing diluted earnings per share, the average market price of common shares for a reporting period is used in determining the number of shares assumed to be purchased from exercise of stock options.

Fair Values of Financial Instruments — Carrying value of trade accounts receivable, accounts payable, accrued liabilities, and short-term deposits approximate their fair value due to their short-term maturities. Carrying values of the Company's lines of credit and long-term debt are considered to approximate their fair value because the interest rates associated with the lines of credit and long-term debt are adjustable in accordance with market situations when the Company tries to borrow funds with similar terms and remaining maturities.

Concentration of Credit Risk — Financial instruments that subject the Company to credit risk compose accounts receivable. Concentration of credit risk with respect to accounts receivable is generally diversified due to the number of entities composing the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers for potential credit losses. The Company generally does not require collateral. The Company believes that its credit policies do not result in significant adverse risk and historically it has not experienced significant credit related losses.

Recently Issued Accounting Pronouncements —In June 2006, the Financial Accounting Standards Board ("FASB") ratified the provisions of Emerging Issues Task Force ("EITF") Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)." EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which was our third quarter of fiscal 2007. The Company expects that the adoption of EITF Issue No. 06-3 will not have a material impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109," (thereafter FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. A company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company beginning July 1, 2007. The Company completed its preliminary assessment on the impact of adoption of FIN No. 48. The Company does not expect that the adoption of FIN 48 will have a material impact on its consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact adoption may have on its financial condition or results of operations.

In September 2006, the FASB issued FASB Staff Position: "Accounting for Planned Major Maintenance Activities," (thereafter FSP AUG AIR-1). FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting in annual and interim financial reporting periods for planned major maintenance activities, which had previously allowed companies the right to recognize planned major maintenance costs by accruing a liability over several reporting periods before the maintenance was performed. FSP AUG AIR-1 still allows the direct expense, built-in-overhaul and deferral methods of accounting as acceptable, however it does mandate that companies apply the same method of accounting in both interim and annual financial reporting periods and that the method be retrospectively applied if applicable. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FSP AUG AIR-1 will have a material effect on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which is effective for fiscal years ending after November 15, 2006. The objective of SAB 108 is to eliminate diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires quantification of financial statement misstatements based on the effects of the misstatements on the consolidated statement of income, the consolidated balance sheet and related financial statement disclosures.

According to SAB 108, both "rollover" and "iron curtain" approaches must be considered when evaluating a misstatement for materiality. This is referred to as the "dual approach." For companies that have previously evaluated misstatements under one, but not both, of these methods, SAB 108 provides companies with a one-time option to record the cumulative effect of their prior unadjusted misstatements in a manner similar to a change in accounting principle in their annual financial statements during the effective time period if (i) the cumulative amount of the unadjusted misstatements at the beginning of the adopting year would have been material under the dual approach to their annual financial statements for the prior year or (ii) the effect of correcting the unadjusted misstatements during the adopting year would cause these annual financial statements to be materially misstated under the dual approach. In accordance with SAB 108, companies are allowed, upon adoption, to record the effects as a cumulative–effect adjustment to the retained earnings. The Company does not believe that the adoption of SAB 108 will have significant impact on its financial position and results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115," (SFAS No. 159) SFAS No. 159 provides a company with the option to measure selected financial instruments and certain other items at fair value at specified election dates. The election may be applied on an item-by-item basis, with disclosure regarding reasons for the partial election and additional information about items selected for fair value option. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SAFA No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods with those fiscal years. The Company has not yet determined whether it will elect the option provided in this standard, or what impact the adoption of such election would have on its consolidated financial position, operating results or cash flows.

In June 2007, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits generated by dividends paid during the vesting period on certain equity-classified share-based compensation awards be classified as additional paid-in capital and included in a pool of excess tax benefits available to absorb tax deficiencies from share-based payment awards. EITF 06-11 is effective on July 1, 2008 and is to be applied on a prospective basis. The Company does not expect that the adoption of this EITF will not have a material impact on its consolidated results of operations or financial position.

Reclassification — Certain reclassifications have been made to the previous year's financial statements to conform to current year presentation, with no effect on previously reported net income.

2. INVENTORIES

Inventories consisted of the following:

	June 30, 2007	June 30, 2006
Raw materials	$ 1,295	$ 827
Works in progress	1,210	1,803
Finished goods	222	265
Provision for obsolete inventory	(781)	(448)
	$ 1,946	$ 2,447

3. STOCK OPTIONS

The Company had two share-based compensation plans, which are described below. The Company historically adopted the APB No. 25 approach – intrinsic value method – and presented the pro forma information in line with the requirements of SFAS No. 123. Historically, there was no stock based compensation cost charged against income for the fiscal years ended June 30, 2005. There was no income tax benefit related to share-based compensation for the fiscal years ended June 30, 2005, as the Company did not claim a deduction for corporate income tax purposes.

Effective July 1, 2005, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123R, *"Share-Based Payments,"* using the modified prospective application method. Under this transition method, compensation cost recognized during the twelve months ended June 30, 2007 included the applicable amounts of: (a) compensation cost of all share-based payments granted prior to, but not yet vested as of, July 1, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123) and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R). Amortization of unrecognized fair value of the non-vested options for fiscal 2007 and fiscal 2006 was $5 and $17, respectively. Options to purchase 30,000 shares of the Company's common stock were issued on July 7, 2005 under the Directors' Plan. The fair value of 30,000 shares of the Company's common stock issuable upon exercise of stock options granted under the Directors' Plan was $34 disclosed in Form 10-Q for the quarter ended September 30, 2005, a fair value of $1.13 per share. On November 14, 2005, an option to purchase 750 shares of the Company's common stock was issued to a consultant in connection with his services rendered to the Company and the stock options were not issued pursuant to the 1998 Stock Option Plan or the Directors' Stock Option Plan. The exercise price under the option was $2.66, which was lower than the fair market value of the stock on the grant date of the option. The option was exercisable immediately upon grant. The fair value of the 750 shares of the Company's common stock issuable upon exercise of such option was approximately $2 based on the fair value at $2.92 per share determined by the Black Scholes option pricing model. No options were granted under the 1998 Stock Option Plan during the twelve months ended June 30, 2006.

On December 1, 2005, the Board of Directors terminated the two-shared based compensation plans due to the cost of such compensation exceeding the benefits. There were no stock options granted during the twelve months ending June 30, 2007.

Assumptions

The disclosure of the above fair value for these awards was estimated using the Black-Scholes option pricing model with the assumptions listed below:

	Years Ended June 30,		
	2007	2006	2005
Volatility	73.22-98.51 %	49.51-51.53 %	33.5-36.8 %
Weighted average volatility	98.51 %	49.5 %	33.9 %
Risk free interest rate	4.52-5.12 %	3.71-4.5 %	2.89-3.27 %
Expected life (years)	2.00	2.00	2.00

The expected volatilities are based on the historical volatility of the Company's stock. The observation is made on a weekly basis. The observation period covered is consistent with the expected terms of options. The expected terms of stock options are based on the average vesting period on a basis consistent with the historical experience of the similar option grants. The risk-free rate is consistent with the expected terms of stock options and based on the U.S. Treasury yield curve in effect at the time of grant.

1998 Stock Option Plan

The Company's 1998 Stock Option Plan (the "1998 Plan"), which is shareholder-approved, permits the grant of stock options to its employees of up to 300,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. These options have a five-year contractual life term. Awards generally vest over four years, with 25% vesting on the grant date and the balance vesting in equal installments on the next three succeeding anniversaries of the grant date. The share-based compensation will be amortized based on an accelerated method over the four periods. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 1998 Plan).

A summary of option activities under the 1998 Plan during fiscal 2007 is presented as follows:

Stock Options	**Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Aggregate Intrinsic Value**
Outstanding at July 1, 2006	28,885	$ 2.97		
Granted	-	-		
Exercised	(8,585)	2.71		
Forfeited or expired	(7,250)	3.18		
Outstanding at June 30, 2007	13,050	$ 3.03	2.00	$ 220,850
Exercisable at June 30, 2007	11,675	$ 2.86	2.00	$ 199,468

The intrinsic value of the 8,585 options exercised was $78. Cash received from options exercised in fiscal 2007 was approximately $23. There were no options granted in fiscal 2007 under the 1998 Stock Option Plan.

A summary of the status of the Company's non-vested stock options during fiscal 2007 is presented below:

Non-vested Options	**Shares**	**Weighted Average Grant Date Fair Value**
Non-vested at July 1, 2006	13,250	$ 0.81
Granted	-	-
Vested	(11,625)	0.76
Forfeited	(250)	0.68
Non-vested at June 30, 2007	1,375	$ 1.31

As of June 30, 2007 and June 30, 2006, there were approximately $1 and $5, respectively, of accumulated unrecognized stock compensation expense based on fair value on the grant date related to non-vested options granted under the 1998 Plan. Such amount is expected to be recognized during the weighted average period of 2 years.

Directors' Stock Option Plan

The Directors' Stock Option Plan (the "Directors' Plan"), which is shareholder-approved, permits the grant of stock options to its duly elected non-employee Directors and one of the corporate officers of the Company (if he or she is also a director of the Company) and covers 300,000 shares of common stock. Fair value of 30,000 shares of the Company's common stock issuable upon exercise of stock options granted was approximately $34 based on the fair value at $1.13 per share determined by the Black Scholes option pricing model. Prior to July 1, 2003, option awards were granted with an exercise price equal to 85% of the fair market price of the Company's stock at the grant date. Subsequent to July 1, 2003, the Board approved an amendment to the Directors' Plan requiring options to purchase the Company's common stock to be exercisable at a price equal to 100% of the fair market value of the underlying shares on the grant date. These options have five-year contractual terms. Options awards are exercisable immediately as of the grant date.

As of July 1, 2007, there were no stock options outstanding under the Directors' Plan, and there were no options exercisable. Because the Directors' plan was terminated in December 2005, there were no options granted in fiscal 2007.

Stock options issued not pursuant to the 1998 Plan or the Directors' Plan

On November 14, 2005, an option to purchase 750 shares of the Company's common stock was issued to a consultant in connection with his services rendered to the Company. The stock option was not issued pursuant to the 1998 Plan or the Directors' Plan. The exercise price under the option was $2.66, which was lower than the fair market value of the stock on the grant date of the option and was exercisable immediately upon grant. The fair value of 750 shares of the Company's common stock issuable upon exercise of stock options granted was approximately $2 based on the fair value at $2.92 per share determined by the Black Scholes option pricing model.

A summary of the option granted not under an existing stock option plan during fiscal 2006 is presented as follows:

Stock Options	Shares	Weighted Average Exercise Price
Outstanding at July 1, 2005	-	$ -
Granted	750	2.66
Exercised	(750)	2.66
Expired	-	-
Outstanding at June 30, 2006	-	$ -
Exercisable at June 30, 2006	-	$ -

The intrinsic value of the 750 options exercised was $2. Cash received from the option exercised by the consultant during the twelve months ended June 30, 2006 was approximately $2.

The following table illustrates the pro forma effect on net income and earnings per share for fiscal 2005 as if the Company had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation in fiscal 2005:

	June 30, 2005
Net income: as reported	$ 221
Add: stock based compensation included in reported income	-
Deduct: total stock based compensation expense determined under fair value method for all awards	(49)
Pro forma net income	$ 172
Earnings per share - basic	
As reported	$ 0.07
Pro forma	$ 0.06
Earnings per share - diluted	
As reported	$ 0.07
Pro forma	$ 0.06

4. EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share* ("EPS"). Basic EPS are computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options and warrants.

Stock options to purchase 13,050 shares at exercise prices ranging from $2.66 to $4.40 per share were outstanding as of June 30, 2007. No options were excluded in the determination of common shares equivalents, because the average market price of common shares was greater than the exercise price of the stock options. The resulted common shares equivalents were approximately 10,000 shares and were presented in the following table for earnings per share calculation purposes.

Stock options to purchase 28,885 shares at exercise prices ranging from $2.66 to $4.40 per share were outstanding as of June 30, 2006. No options were excluded in the determination of common shares equivalents, because the average market price of common shares was greater than the exercise price of the stock options. The resulted common shares equivalents were approximately 13,000 shares and were presented in the following table for earnings per share calculation purposes. However, 13,288 options were excluded in the computation of diluted EPS for fiscal 2006 since they were anti-dilutive.

Stock options to purchase 302,000 shares at prices ranging from $2.25 to $5.63 per share were outstanding as of June 30, 2005. 65,000 options were excluded in the computation of diluted EPS, because the exercise price was greater than the weighted average market price of the common shares, and therefore were anti-dilutive.

The following table is a reconciliation of the weighted average shares used in the computation of basic and diluted EPS for the years presented herein:

	Years Ended June 30, 2007	2006	2005
Income from continuing operations	$ 3,308	$ 597	$ 216
Income from discontinued operations	$ -	$ 8,459	$ 5
Net income	$ 3,308	$ 9,056	$ 221
Net income attributable to common shares	$ 3,308	$ 9,056	$ 221
Basic Earnings Per Share			
Basic earnings per share from continuing operations	1.03	0.19	0.07
Basic earnings per share from discontinued operations	-	2.72	0.00
Basic earnings per share from Net Income	1.03	2.91	0.07
Diluted Earnings Per Share			
Diluted earnings per share from continuing operations	1.02	0.19	0.07
Diluted earnings per share from discontinued operations	-	2.71	0.00
Diluted earnings per share from Net Income	1.02	2.90	0.07
Weighted average number of common shares outstanding - basic	3,225	3,115	2,966
Dilutive effect of stock options	10	13	65
Number of shares used to compute earnings per share - diluted	3,235	3,128	3,031

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Estimated Useful Life in Years	At June 30, 2007	2006
Building and improvements	3-20	$ 378	$ 337
Leasehold improvements	3-27	3,765	2,984
Machinery and equipment	3-7	9,757	7,448
Furniture and fixtures	3-5	486	412
Equipment under capital leases	3-5	889	788
		15,275	11,969
Less:			
Accumulated depreciation and amortization		7,543	4,734
Accumulated amortization on equipment under capital leases		274	162
		$ 7,458	$ 7,073

Depreciation and amortization expenses during fiscal 2007, 2006 and 2005 were $2,857 (of which $103 related to intangible assets), $1,758 and $1,521, respectively.

In fiscal year 2007, the Company decided to lease or sell a property in Malaysia in the subsequent year. However, an active program to locate a buyer had not been initiated as of June 30, 2007, and no agreement as to sale was entered into nor was any purchaser for the premises specifically named. The carrying amount of this property is $209.

6. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are customer obligations due under normal trade terms. The Company sells its products and services to manufacturers in the semiconductor industry. The Company performs continuing credit evaluations of our customers' financial conditions, and although we generally do not require collateral, letters of credit may be required from our customers in certain circumstances.

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts for the twelve months ended June 30, 2007 and 2006, was adequate.

The following table represents the changes in the allowance for doubtful accounts:

	Years Ended June 30,		
	2007	2006	2005
Beginning	$ 225	$ 147	$ 165
Additions charged to cost and expenses	18	260	44
Recovered	(159)	(85)	(62)
Actual write-offs	(42)	(97)	-
Ending	$ 42	$ 225	$ 147

7. LINE OF CREDIT

The line of credit has various financial covenants. We had no current outstanding borrowings under our revolving line of credit in fiscal 2007. The Company was in compliance with all such debt covenants at June 30, 2007.

	At June 30,	
	2007	2006
Revolving line of credit denominated in Singapore dollars, payable to a commercial bank for working capital purposes, to borrow up to $3,632 with an interest rate at the bank's prime rate (5.75% at June 30, 2006) plus 0.25% per annum. The line of credit is collateralized by short-term deposits owned by Trio-Tech International Pte. Ltd.	$ -	$ 116
Total	$ -	$ 116

8. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	June 30,	
	2007	2006
Payroll and related	$ 2,517	$ 1,655
Commissions	143	180
Customer deposits	27	25
Legal and audit	172	142
Sales tax	45	-
Utilities	406	240
Warranty	211	142
Provision for building sinking fund	-	36
Accrued purchase of materials and fixed assets	154	231
Provision for re-installment cost	202	168
Director board fees and bonus	36	35
Withholding tax	8	-
Other accrued expenses	433	191
Total	$ 4,354	$ 3,045

9. WARRANTY ACCRUAL

The Company provides for the estimated costs that may be incurred under its warranty program at the time the sale is recorded. The Company provides warranty for certain products manufactured in the term of one year. The Company also provides warranty for certain products distributed with a term of two years. The warranty accrual for fiscal year 2007 and fiscal year 2006 are as following:

	Years Ended At June 30, 2007	2006
Beginning	$ 142	$ 155
Additions charged to cost and expenses	74	-
Recovered	(3)	(1)
Actual write-offs	(2)	(12)
Ending	$ 211	$ 142

10. NOTES PAYABLE

Notes payable consisted of the following:

	At June 30, 2007	2006
Note payable denominated in Singapore dollars to a commercial bank for purchasing certain equipment, matured in October 2006, bearing interest at the bank's prime rate (5.75% at June 30, 2006) plus 0.5% per annum, with monthly payments of principal and interest of $18 through October 2006. Collateralized by fixed deposits and existing corporate guarantee granted by the company to one of the subsidiaries.	$ -	$ 70
Note payable denominated in Singapore dollars to a commercial bank for purchasing certain equipment, matured in October 2006, bearing fixed interest of 5.91%, with monthly payments of principal and interest of $6 through October 2006, collateralized by equipment.	-	23
Note payable denominated in Singapore dollars to a commercial bank for infrastructure investment, matured in July 2007, bearing interest at the bank's prime rate (4.25% at June 30, 2007 and 2006) plus 1% per annum, with monthly payments of principal and interest of $16 through July 2007, collateralized by fixed deposits.	16	198
Note payable denominated in Singapore dollars to a commercial bank for infrastructure investment, maturing in February 2008, bearing interest at the bank's prime rate (4.25% at June 30, 2007 and 2006) plus 1% per annum, with monthly payments of principal plus interest of $18 through February 2008, collateralized by fixed deposits.	150	345
Note payable denominated in Thailand baht to a commercial bank for extension of a building, maturing in December 2007, bearing interest at the bank's prime rate (7.00% at June 30, 2007 and June 30, 2006) per annum, with monthly payments of principal and interest of $6 through December 2007, collateralized by land.	39	95
Note payable denominated in Singapore dollars to a commercial bank for purchasing certain equipment, maturing in November 2008, bearing interest at the bank's prime rate (2.4768% at June 30, 2007and 3.41% at June 30, 2006) plus 3.5% per annum, with monthly payments of principle plus interest of $20 through November 2008, collateralized by fixed deposits and existing corporate guarantee granted by the company to one of the subsidiaries.	309	509
Note payable denominated in Singapore dollars to a commercial bank for infrastructure investment, maturing in April 2009, bearing interest at the bank's prime rate (4.25% at June 30, 2007 and June 30, 2006) plus 1% per annum, with monthly payments of principal plus interest of $10 through April 2009, collateralized by fixed deposits.	161	260
	675	1,500
current portion	(536)	(856)
Long term portion of notes payable	$ 139	$ 644

Maturities of notes payable as of June 30, 2007 were as follows:

Years Ending June 30,		
2008	$	536
2009		139
Thereafter		-
	$	675

11. INCOME TAXES

The Company generates income or loss before income taxes and minority interest in the U.S., Singapore, Thailand, and Malaysia, respectively, and files income tax returns in these countries. The summarized income or loss before income taxes and minority interest in the U.S. and foreign countries for fiscal 2007, 2006 and 2005 were as follows:

	Years Ended June 30,		
	2007	2006	2005
U.S.	$ (128)	$ (902)	$ (118)
Foreign	4,364	1,845	494
Total	$ 4,236	$ 943	$ 376

On a consolidated basis, the Company's net income tax provisions (benefits) were as follows:

	Years Ended June 30,		
	2007	2006	2005
Current:			
Federal	$ -	$ 2	$ -
State	(5)	4	3
Foreign	783	256	117
	778	262	120
Deferred:			
Federal	-	-	-
State	-	-	-
Foreign	(13)	(4)	38
	$ 765	$ 258	$ 158

The reconciliation between the U.S. federal tax rate and the effective income tax rate was as follows:

	Years Ended June 30,		
	2007	2006	2005
Statutory federal tax rate	34 %	34 %	34 %
State taxes, net of federal benefit	6	6	6
Foreign tax rate reduction	(23)	(10)	(10)
Other	8	5	3
Changes in valuation allowance	(7)	(8)	9
Effective rate	18 %	27 %	42 %

At June 30, 2007, the Company had net operating loss carry forwards of approximately $188 and $1,387 for federal and state income tax purposes (which will expire through fiscal 2027) in the U.S. The Company also had foreign tax credits of approximately $726 for federal income tax purposes, which will expire though fiscal 2022 in the U.S. Management of the Company is uncertain whether it is more likely than not that these future benefits will be realized. Accordingly, a full valuation allowance has been established.

The components of deferred income tax assets (liabilities) were as follows:

	At June 30,	
	2007	2006
Deferred tax assets:		
Net operating losses and credits	$ 913	$ 1,152
Inventory valuation	163	144
Depreciation	5	93
Provision for bad debts	2	17
Accrued vacation	13	12
Accrued expenses	6	7
Total deferred tax assets	1,102	1,425
Deferred tax liabilities:		
Depreciation	(373)	(386)
Other	-	-
Total deferred income tax liabilities	(373)	(386)
Subtotal	729	1,039
Valuation allowance	(1,102)	(1,425)
Net deferred tax liabilities	$ (373)	$ (386)

The valuation allowance decreased by $323 and $1,392 in fiscal year 2007 and fiscal 2006, respectively, and increased by $36 in fiscal 2005.

12. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities and equipment under long-term agreements expiring at various dates through fiscal 2011 and thereafter. Certain of these leases require the Company to pay real estate taxes and insurance and provide for escalation of lease costs based on certain indices. Future minimum payments under capital leases and non-cancelable operating leases as of June 30, 2007, net rental income under non-cancelable sub-leased properties were as follows:

Years Ending June 30,	Capital Leases	Operating Leases	Minimum Rental Income	Net Operating Leases
2008	$ 138	$ 930	$ 81	$ 849
2009	75	525	-	525
2010	52	145	-	145
2011	34	-	-	-
Thereafter	6	-	-	-
Total future minimum lease payments	305	$ 1,600	$ 81	$ 1,519
Less amount representing interest	(25)			
Present value of net minimum lease payments	280			
Less current portion of capital lease obligations	(125)			
Long-term obligations under capital leases	$ 155			

The Company entered two sublease agreements with third parties to rent out the properties in Malaysia in October 2005 and March 2006, respectively, which expire in December 2007 and March 2008, respectively. Total rental income from subleases amounted to $114 in fiscal 2007, $87 in fiscal 2006 and $85 in fiscal 2005.

Total rental expense on all operating leases, cancelable and non-cancelable, amounted to $1,088 in fiscal 2007, $866 in fiscal 2006 and $788 in fiscal 2005.

The Company is, from time to time, the subject of litigation claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company's financial statements.

13. TRANSACTIONS IN SHAREHOLDERS' EQUITY

Fiscal 2007

The Company did not grant any stock options during fiscal 2007. On December 2, 2005, the Board of Directors' terminated the 1998 Stock Option Plan and Director's Option Plan. There were no stock options granted during fiscal 2007.

Fiscal 2006

On July 7, 2005, the Board of Directors' granted options under the 1998 Plan, covering 30,000 shares of Common Stock to four directors under the Directors Plan, all with an exercise price of $3.75 per share (equal to the market price at the grant date). The options granted to directors vested in full on the grant date. Under the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123R, *"Share-Based Payments,"* using the modified prospective application method, the compensation cost recognized was $34.

On November 14, 2005, an option to purchase 750 shares of the Company's common stock was issued to a consultant in connection with his services rendered to the Company. The stock option was not issued pursuant to the 1998 Plan or the Directors' Plan. The exercise price under the option was $2.66, which was lower than the fair market value of the stock on the grant date of the option and was exercisable immediately upon grant. The fair value of 750 shares of the Company's common stock issuable upon exercise of stock options granted was approximately $2 based on the fair value at $2.92 per share determined by the Black Scholes option pricing model.

On December 2, 2005, the Board of Directors' terminated the 1998 Stock Option Plan and Director's Plan.

Fiscal 2005

On July 1, 2004, the Board of Directors granted options under the 1998 Plan, covering 5,500 shares of Common Stock to one employee and 30,000 shares of Common Stock to four directors under the Directors' Plan, all with an exercise price of $4.40 per share (equal to the market price at the grant date). The options granted to directors vested in full on the grant date. The option granted to the employee has a five-year contractual life and vested 25% on the grant date and will vest as to an additional 25% on each anniversary date. According to APB No. 25, no stock compensation was recognized for these options to acquire 35,500 shares of Common Stock. On the measurement date, there was no intrinsic value on these options. Therefore, no stock compensation expense was recognized for this transaction during fiscal 2005.

On December 6, 2004, the Board of Directors granted options under the 1998 Plan, covering 4,500 shares of Common Stock to one employee with an exercise price of $4.50 per share (equal to the market price at the grant date). The option granted to the employee has a five-year contractual life and vested 25% on the grant date and will vest as to an additional 25% on each anniversary date. According to APB No. 25, no stock compensation was recognized for this option. On the measurement date, there was no intrinsic value on these options. Therefore, no stock compensation expense was recognized for this transaction during fiscal 2005.

Option holders under the Directors' Plan exercised options covering 10,000 shares of the Company's Common Stock with an exercise price of $2.25 per share. Consequently, the Company issued 10,000 shares of Common Stock in exchange for aggregate proceeds of $22.

Option holders under the 1998 Plan exercised options covering 1,000 shares of the Company's Common Stock with an exercise price of $3.40 per share and options covering 500 shares at an exercise price of $2.66 per share. Consequently, the Company issued 1,500 shares of Common Stock in exchange for aggregate proceeds of $5.

14. CONCENTRATION OF CUSTOMERS

The Company had three major customers that accounted for the following accounts receivable and sales during the fiscal years ended:

Years Ended June 30,	2007	2006	2005
Sales			
- Customer A	60%	50%	36%
- Customer B	15%	16%	27%
- Customer C	5%	9%	11%
Accounts Receivable			
- Customer A	47%	66%	36%
- Customer B	29%	7%	23%
- Customer C	6%	5%	9%

15. BUSINESS ACQUISITIONS

Fiscal year 2006

On January 3, 2006, the Company acquired a 100% interest in Globetronics (Shanghai) Co., Ltd. pursuant to the Definitive Agreement dated November 18, 2005. Globetronics (Shanghai) Co., Ltd. (hereafter "Globetronics") was a China-based, wholly owned foreign investment enterprise (WOFIE) conducting business in the burn-in testing service segment. The name of Globetronics (Shanghai) Co. Ltd. was changed to Trio-Tech (Shanghai) Co., Ltd. upon closing of the acquisition transaction. The purpose of acquiring the burn-in testing business was to enhance the Company's future growth opportunities, expand the Company's present operations, and develop our market share in testing service in China. Beginning on January 3, 2006, the operating results of this subsidiary were included in the consolidated financial statements of the Company for the three-months ended March 31, 2006. This acquisition transaction was not considered significant to the Company.

Pursuant to the Definitive Agreement, the purchase price was $153, which covered certain fixed assets and testing services provided to the existing customers and covered any other assets or liabilities of the acquired entity. In addition, the Company is not responsible for any disclosed or undisclosed liabilities incurred prior to the acquisition completion date. The Definitive Agreement also included a management service agreement, in which the Company appointed the Seller to provide accounting services to the acquired entity for $37 during a three-month transitional period commencing on the acquisition completion date.

In accordance with the Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations," the Company allocated the purchase price to the tangible assets and identifiable intangible assets acquired based on their estimated fair values. The Company estimated that the book value of the fixed assets acquired approximated the fair value of similar assets available on the market based on the information management received. The Company attributed $133 to various items of fixed assets acquired, $8 to other receivables and $12 to an identifiable intangible customer relationship. The excess purchase price over the fair value of tangible assets acquired was $12, which was attributed to the customer relationship obtained along with the acquisition transaction based on estimates and assumptions determined by the management. The economic life of this identified intangible asset was estimated to be about one year based on management assumptions. Therefore, the value of $12 will be amortized over one year on the straight-line method. No goodwill was recognized. The following total presents the allocation of purchase price (in thousands):

Purchase price (paid in cash)	$	153
Property, plant and equipment		
Plant and equipment	$	121
Office equipment		6
Motor vehicle		6
Subtotal		133
Other receivables		8
Total fair value of tangible assets acquired	$	141
Identifiable intangible asset-customer relationship		12
Purchase price	$	153

Pro Forma Financial Information

The following pro forma financial information is presented only for informational purposes and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on July 1, 2005 or 2004. The unaudited pro forma combined statements of operations combine the historical results of the Company and the historical results of the acquired entity for the periods described below.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

	Historical Information of		(a)	
	The Company	Acquired Operation	Pro Forma Adjustments	Pro Forma Results
Net sales	$ 29,099	$ 107	$ -	$ 29,206
Net income	$ 9,056	$ 1	$ (6)	$ 9,051
Basic earnings per share	$ 2.91			$ 2.91
Diluted earnings per share	$ 2.90			$ 2.89
Basic weighted average common shares outstanding	3,115			3,115
Diluted weighted average common shares outstanding	3,128			3,128

Note: The currency exchange rate is based on the average exchange rate of the related period.

(a) Since the Company acquired the testing operation in Shanghai on January 3, 2006, the operation results of the testing operation in Shanghai have been included in the consolidated statement of income since that date. The purpose of pro forma is to demonstrate as if the acquisition occurred on July 1, 2005. Accordingly, the pro forma adjustment was based on the assumption that the fair value of the identified customer relationship needed to be amortized over a one-year period of time, assuming the acquisition took place on July 1, 2005.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005

	Historical Information of		(a)	
	The Company	Acquired Operation	Pro Forma Adjustments	Pro Forma Results
Net sales	$ 25,061	$ 194	$ -	$ 25,255
Net income (loss)	$ 221	$ (17)	$ (12)	$ 192
Basic earnings per share	$ 0.07			$ 0.06
Diluted earnings per share	$ 0.07			$ 0.06
Basic weighted average common shares outstanding	2,966			2,966
Diluted weighted average common shares outstanding	3,031			3,031

Note: The currency exchange rate is based on the average exchange rate of the related period.

(b) Since the Company acquired the testing operation in Shanghai on January 3, 2006, the operation results of the testing operation in Shanghai have been included in the consolidated statement of income since that date. The purpose of pro forma is to demonstrate as if the acquisition occurred on July 1, 2004. Accordingly, the pro forma adjustment was based on the assumption that the fair value of the identified customer relationship needed to be amortized over a one-year period of time, assuming the acquisition took place on July 1, 2004.

Fiscal year 2005

On July 1, 2004, the Company acquired certain assets from TS Matrix Bhd. ("Seller') utilized by the burn-in testing division of Seller for an aggregate cash purchase price of approximately $1,218. Seller is one of our competitors. The Company paid approximately $92 by way of a deposit in fiscal 2004 and $1,126 in cash in fiscal 2005, of which $395 was financed through a bank-guaranteed note which matured on December 31, 2004. Our objectives in acquiring the burn-in testing division were to service a large electronic device manufacturer with whom we had been pursuing a business relationship for some time and to increase our market share in testing services. Upon completion of the acquisition, the customer signed a five-year agreement with the Company to provide testing services. The value of obtaining this customer relationship intangible is included in other intangible assets in the amount of $482. Results of the operations for the burn-in testing business are included in the Company's income statement effective July 1, 2004.

In accordance with the Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations", the Company allocated the purchase price to the tangible assets and intangible assets acquired based on their estimated fair values. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by the management. Other intangibles with finite lives are amortized on a straight-line basis over their respective useful lives. The total purchase price was allocated as follows (in thousands):

Total purchase price:		
Cash	$	823
Notes payable		395
	$	1,218
Allocated as follows:		
Fixed assets		
- Machinery and equipment	$	729
- Leasehold improvements		7
		736
Intangible assets - customer relationship		482
	$	1,218

The excess purchase price over the fair value of tangible assets acquired was attributable to the customer relationship obtained from the above business acquisition and recorded as other intangible assets. No goodwill was recognized in this context. The customer relationship intangible will be amortized over its economic life based on the contract term as stated in the sales agreement with the customer on a straight-line method over five years.

The customer relationship intangible was previously reported in the Form 10-K as a subsequent event disclosure for the fiscal year ended June 30, 2004 at $493. The difference of $11 ($493 versus the above $482) is related to equipment transferred by Seller to the Malaysia testing operation subsequent to the completion date on July 1, 2004.

16. DIVIDEND PAID TO SHAREHOLDERS

On December 5, 2006, the Board of Directors of Registrant declared a cash dividend of ten cents (U.S. 10¢) per share payable to the shareholders of record on December 15, 2006. The total number of shares issued and outstanding as of December 15, 2006 was 3,225,242 and the total amount of the cash dividends paid on January 15, 2007 was $323.

On December 2, 2005, the Board of Directors of Registrant declared a cash dividend of fifty cents (U.S. 50¢) per share payable to the shareholders of record on January 10, 2006. The total number of shares issued and outstanding as of January 10, 2006 was 3,215,532 and the total amount of the cash dividends paid on January 25, 2006 was $1,608. The source of cash was from the proceeds from disposition of the property located in Dublin, Ireland.

17. OTHER INCOME

Other income consisted of the following:

	Years Ended June 30,		
	2007	2006	2005
Interest income	$ 149	$ 213	$ 58
Rental income	119	91	86
Dividend income	7	4	9
Exchange (loss) gain	2	(46)	10
Other miscellaneous (loss) income	(99)	336	19
Total	$ 178	$ 598	$ 182

18. DISCONTINUED OPERATIONS

The Company's Ireland operation, as a component of the testing segment, suffered continued operating losses in the three fiscal years prior to 2005 and the cash flow was minimal for these three years. In August 2005, the Company established a winding-down plan to close the testing operation in Dublin, Ireland. This fact was initially disclosed in the Form 10-K for the fiscal year ended June 30, 2005. Based on the restructuring plan and in accordance with EITF 03-13, the Company presented the operation results from Ireland as a discontinued operation, as the Company believed that no continued cash flow would be generated by the disposed component (Ireland subsidiary) and that the Company would have no significant continuing involvement in the operation of the discontinued component. Management of the Company initiated a plan to sell the property located in Dublin, Ireland in August 2005 and ceased the depreciation of the property in accordance with SFAS No. 144. In accordance with the restructuring plan, the Company would transfer the relevant machinery and equipment to Singapore and pay off the outstanding balance on the equipment loans, collect accounts receivable and pay off accounts payable as much as it could before moving out of Ireland. If the accounts receivable and accounts payable were not wound down before moving out of Ireland, the Company planned to have the Singapore office take over the responsibility for the collection and repayment matters. As a result, the machinery and equipment located in Dublin, Ireland were not included in the assets held for sale on the balance sheet as of September 30, 2005.

In late September 2005, the Company entered into a Definite Sale and Purchase Agreement to sell the Ireland building with a buyer through an auction process with a selling price of €8.85 million (equivalent to $10,574 U.S.) and received a deposit of €885 (equivalent to $1,057 U.S.). The sale was consummated on November 1, 2005. In accordance with SFAS No. 144, the asset held for sale was recorded at historical carrying value of the property of $261, as of September 30, 2005, which was lower than its fair value, less the cost to sell.

During the process of winding down the Company's operation in Dublin, Ireland, the Company incurred general and administrative expenses of approximately $126 and one-time employment termination benefits of approximately $330 (of which $107 were paid in the quarter ended September 30, 2005) for the nine months ended March 31, 2006. In connection with the sale of the property located in Dublin, Ireland, the Company also incurred the following direct expenses, including professional fees of approximately $92, commissions and other selling related expenses of approximately $40, and incurred a liability estimated at $86 to refund the industrial development agency grant by the Irish government agency. The estimated amount of $86 was subject to the clearance of the Irish government agency. These expenses were directly offset against the proceeds from selling property as these expenses were deemed as cost to sell. The tax on capital gain in Ireland from the sale of property was approximately $1,955, which was deducted from the gross proceeds from selling the property after the taxable gain was determined. The Company considered the inter-period tax allocation noting the impact of allocation was minimal, as there was a loss of $450 in the Ireland entity before considering the gain from selling property and there were significant net operating losses carried forward which could not be used to offset the taxable capital gain. The gain realized through disposing the property in November 2005 was presented as part of income from discontinued operations in the statement of operations for the nine months ended March 31, 2006

Under the provision of SFAS No. 52, translation adjustments that result when a foreign entity's financial statements are translated into a parent company's or an investor's reporting currency are separately reported in the parent company's other comprehensive income. Foreign currency translation adjustments that are accumulated in other comprehensive income are reclassified to income only when they are realized, if the investment in the foreign entity is sold or is substantially or completely liquidated. Accordingly, the foreign currency translation adjustments on the balance sheet of the Dublin, Ireland subsidiary as of November 1, 2005 in the amount of approximately $769 were reclassified into the process of disposing of the property presented below.

There was no income from discontinued operations for fiscal 2007. Income from discontinued operations for fiscal 2006 and fiscal 2005 was as follows:

	June 30, 2006	June 30, 2005
REVENUES	$ 78	$ 632
COST OF SALES	63	516
GROSS PROFIT	15	116
OPERATING EXPENSES:		
General and administrative	120	201
Employment termination benefits	330	-
Gain on sale of PP&E	-	-
Total	450	201
	(435)	(85)
OTHER INCOME (EXPENSE)		
Interest expense	(3)	(11)
Other (expense) income	(12)	113
Total	(15)	102
(Loss) Income from discontinued operations before income tax	(450)	17
Gain on sale of property net of capital gain tax	8,909	-
Income tax provision	-	12
INCOME FROM DISCONTINUED OPERATIONS	$ 8,459	$ 5
Breakdown of gain on sale of property		
Gross proceeds	10,574	-
Net book value of the property	(261)	-
Grant payable to Ireland government	(86)	-
Professional fees	(92)	-
Commissions and related selling expenses	(40)	-
		-
Capital gain tax	(1,955)	-
	8,140	-
Foreign currency translation adjustments	769	-
Gain on sale of property	$ 8,909	$ -

As the Company does not provide a separate cash flow statement for the discontinued operation, the details of cash flow from the discontinued operation in Ireland is summarized as follows: the gross proceeds were approximately $10,574, cost to sell was $218, and disbursement for capital gain tax was $1,955, resulting in net proceeds of $8,401. The loss from discontinued operations of $450 was deemed as cash outflow from operating activities of the discontinued operation; the net proceeds provided by investing activities were $8,401 from the sale of the property; the cash used in financing activities was the disbursement to pay off the outstanding equipment loan of $88. The impact of this discontinued operation was immaterial, because the total revenues for fiscal years June 30, 2005 and 2004 were approximately $600 and $500, respectively. The Company believes there will not be any future significant cash flows from the discontinued operation, as the outstanding accounts receivable and accounts payable are immaterial to the Company's financial position and liquidity.

Before moving out of Ireland, the Company wired the remaining cash of approximately $7,800 to its Singapore subsidiary, where the main operations are located. Subsequently, approximately $1,608 out of the $7,800 was wired to the U.S. corporate office for distribution of dividends to shareholders, which were paid on January 25, 2006. In addition, $705 of the $7,800 was used for bonuses to the directors and corporate officers paid in December 2005 and January 2006.

19. BUSINESS SEGMENTS

The Company operates principally in three industry segments: the testing service industry (that performs structural and electronic tests of semiconductor devices), the designing and manufacturing of equipment (that tests the structural integrity of integrated circuits and other products), and the distribution of various products from other manufacturers in Singapore and Southeast Asia. The following net sales were based on customer location rather than subsidiary location.

The revenue allocated to individual countries was based on where the customers were located. The allocation of the cost of equipment, the current year investment in new equipment and depreciation expense were made on the basis of the primary purpose for which the equipment was acquired.

All inter-segment sales were sales from the manufacturing segment to the testing and distribution segment. Total inter-segment sales were $146 in fiscal 2007, $117 in fiscal 2006, and $294 in fiscal 2005. Corporate assets mainly consisted of cash and prepaid expenses. Corporate expenses mainly consisted of salaries, insurance, professional expenses and directors' fees.

Business Segment Information:

	Years Ended Jun. 30	Net Sales	Operating Income (Loss)	Total Assets	Depr. and Amort.	Capital Expenditures
Manufacturing	2007	$ 24,056	$ 965	$ 3,447	$ 198	$ 295
	2006	12,444	(78)	3,852	133	348
	2005	10,681	(108)	1,907	67	83
Testing Services	2007	20,883	3,330	28,581	2,643	2,568
	2006	14,455	1,454	24,351	1,610	1,329
	2005	11,307	540	14,417	1,212	2,006
Distribution	2007	1,811	(66)	634	16	1
	2006	2,200	(118)	772	15	1
	2005	3,073	(80)	1,843	143	241
Corporate and unallocated	2007	-	(32)	126	-	-
	2006	-	(771)	409	-	-
	2005	-	7	178	1	-
Total Company	2007	$ 46,750	$ 4,197	$ 32,788	$ 2,857	$ 2,864
	2006	$ 29,099	$ 487	$ 29,384	$ 1,758	$ 1,678
	2005	$ 25,061	$ 359	$ 18,345	$ 1,423	$ 2,330

	Year Ended Jun. 30,	United States	China	Singapore	Thailand	Malaysia	Other Countries	Elimini. and Other	Total Company
Net sales to customers	2007	$ 6,368	$ 4,837	25,624	$ 2,413	$ 6,894	$ 760	$ (146)	$ 46,750
	2006	2,603	2,523	16,732	1,896	5,048	414	(117)	29,099
	2005	2,209	1592	12,620	2,135	6,340	459	(294)	25,061
Operating Income (loss)	2007	456	458	2,416	228	652	19	(32)	4,197
	2006	(60)	134	880	100	268	(64)	(771)	487
	2005	(190)	36	302	48	143	(8)	28	359
Long-lived Assets	2007	$ 7	$ 862	$ 3,121	$ 859	$ 2,861	$ -	$ (40)	$ 7,670
	2006	$ 21	$ 143	$ 3,646	$ 808	$ 2,806	$ -	$ (40)	$ 7,384
	2005	$ 17	$ 305	$ 3,518	$ 882	$ 2,880	$ -	$ (40)	$ 7,562

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company's summarized quarterly financial data are as follows:

Year ended June 30, 2006	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
Revenues	$ 5,705	$ 7,425	$ 6,469	$ 9,500
Expenses	5,492	7,754	6,206 (a)	8,704
Income (loss) before income taxes and minority interest	213	(329)	263	796
Income taxes	73	112	106	(33)
Income (loss) before minority interest	140	(441)	157	829
Minority interest	24	(5)	17	(124)
Net income (loss) from continuing operations	$ 164	$ (446)	$ 174	$ 705
Net (loss) income from discontinued operations	(378)	8,837	-	-
Net (loss) income	$ (214)	$ 8,391	$ 174	$ 705
Basic (loss) earnings per share				
Continuing operations	$ 0.05	$ (0.15)	$ 0.05	$ 0.22
Discontinued operations	(0.13)	2.91	-	-
Net (loss) income	$ (0.08)	$ 2.76	$ 0.05	$ 0.22
Diluted (loss) earnings per share				
Continuing operations	$ 0.05	$ (0.15)	$ 0.05	$ 0.22
Discontinued operations	(0.13)	2.91	-	-
Net (loss) income	$ (0.08)	$ 2.76	$ 0.05	$ 0.22

Year ended June 30, 2007	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
Revenues	$ 9,876	$ 14,067	$ 13,613	$ 9,194
Expenses	9,047	12,781	12,277 (b)	8,409
Income before income taxes and minority interest	829	1,286	1,336	785
Income taxes	26	453	239	47
Income before minority interest	803	833	1,097	738
Minority interest	(47)	(34)	(16)	(66)
Net income from continuing operations	$ 756	$ 799	$ 1,081	$ 672
Net income from discontinued operations	-	-	-	-
Net income	$ 756	$ 799	$ 1,081	$ 672
Basic earnings per share				
Continuing operations	$ 0.23	$ 0.25	$ 0.34	$ 0.21
Discontinued operations	-	-	-	-
Net income	$ 0.23	$ 0.25	$ 0.34	$ 0.21
Diluted earnings per share				
Continuing operations	$ 0.23	$ 0.25	$ 0.33	$ 0.21
Discontinued operations	-	-	-	-
Net Income	$ 0.23	$ 0.25	$ 0.33	$ 0.21

(a) This includes a reversal of a provision of $269 related to the value added tax assessment incurred in the testing operation located in Bangkok.
(b) This includes an additional depreciation expense of $224 due to change in estimated life of certain fixed assets for smart burn-in projects.

21. SUBSEQUENT EVENTS

In June 2007, Trio-Tech International established a subsidiary in Chongqing, China. The new subsidiary, Trio-Tech (Chongqing) Co., Ltd. has a registered capital of RMB20 million (equivalent of approximately $2,600) and is wholly owned by Trio-Tech International Pte Ltd. In June 2007, Trio-Tech Pte. Ltd. infused $2,600 to Trio-Tech (Chongqing) Co. Ltd to fulfill its capital injection obligation. The source of the funds was from the maturity of short-term deposits held by Trio-Tech International Pte Ltd.

On August 27, 2007, Trio Tech Chongqing Co. Ltd. entered into a Memorandum Agreement with Jiasheng Property Development Co. Ltd. (Jiasheng thereafter) to jointly develop a piece of property with 24.91 acres owned by Jiasheng located in Chongqing, China. Pursuant to signed agreement, the investment from Trio-Tech Chongqing Co. Ltd. was RMB10 million (equivalent of approximately $1,323 based on the exchange rate at August 27, 2007 published by the Federal Reserve System). On August 28, 2007, Trio-Tech Chongqing Co. Ltd. transferred the required amount from its bank account into a special bank account jointly monitored by both Trio-Tech (Chongqing) Co. Ltd. and Jiasheng.


TRIO-TECH
INTERNATIONAL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held December 3, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Trio-Tech International, a California corporation (the "Company"), will be held at our principal executive offices, located at 14731 Califa Street, Van Nuys, California, on Monday, December 3, 2007 at 10:00 A.M., local time, for the following purposes, as set forth in the attached Proxy Statement:

1. To elect directors to hold office until the next Annual Meeting of Shareholders.

2. To consider and vote upon a proposal to approve the Company's 2007 Employee Stock Option Plan.

3. To consider and vote upon a proposal to approve the Company's 2007 Directors Equity Incentive Plan.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on October 8, 2007 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment and postponements thereof.

After careful consideration, the Trio-Tech International Board of Directors recommends a vote FOR the nominees for director named in the accompanying proxy statement, a vote FOR the approval of the 2007 Employee Stock Option Plan and a vote FOR the approval of the 2007 Directors Equity Incentive Plan.

Shareholders are cordially invited to attend the Annual Meeting in person. Whether you plan to attend the Annual Meeting or not, please complete, sign and date the enclosed Proxy Card and return it without delay in the enclosed postage-prepaid envelope. If you do attend the Annual Meeting, you may withdraw your Proxy and vote personally on each matter brought before the meeting.

By Order of the Board of Directors

A. CHARLES WILSON
Chairman

October 24, 2007
Van Nuys, California

IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID RETURN ENVELOPE SO THAT IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING, YOUR SHARES MAY BE VOTED.

THANK YOU FOR ACTING PROMPTLY

TABLE OF CONTENTS

PROXY STATEMENT

TRIO-TECH INTERNATIONAL
14731 Califa Street
Van Nuys, California 91411
(818) 787-7000

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
To be held December 3, 2007

GENERAL

This Proxy Statement is furnished in connection with the solicitation of the enclosed Proxy on behalf of the Board of Directors of Trio-Tech International, a California corporation ("Trio-Tech" or the "Company"), for use at the annual meeting of shareholders of the Company (the "Annual Meeting") to be held at our principal executive offices, located at 14731 Califa Street, Van Nuys, California at 10:00 a.m., local time, on Monday, December 3, 2007, and at any adjournments thereof, for the purposes of electing directors, the consideration and voting upon approval of each of the 2007 Employee Stock Option Plan and the 2007 Directors Equity Incentive Plan and such other business as may properly come before the Annual Meeting. This Proxy Statement and the enclosed Proxy are intended to be mailed to shareholders on or about November 5, 2007.

Record Date and Voting Securities

The Board of Directors fixed the close of business on October 8, 2007 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. As of that date, there were 3,225,930 shares of the Company's common stock (the "Common Stock") outstanding and entitled to vote, the holders of which are entitled to one vote per share.

Voting Generally

The presence in person or by proxy of holders of a majority of the shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted for purposes of determining the presence of a quorum.

In the election of directors, a shareholder may cumulate his votes for one or more candidates, but only if each such candidate's name has been placed in nomination prior to the voting and the shareholder has given notice at the meeting, prior to the voting, of his intention to cumulate his votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for the candidates in nomination. If the voting for directors is conducted by cumulative voting, each share will be entitled to a number of votes equal to the number of directors to be elected. These votes may be cast for a single candidate or may be distributed among two or more candidates in such proportions as the shareholder thinks fit. The four candidates receiving the highest number of affirmative votes will be elected. With respect to the election of directors, any votes against a candidate or withheld from voting (whether by abstention, broker non-votes or otherwise) will not be counted and will have no legal effect on the vote. Discretionary authority to cumulate votes is solicited hereby.

Approval of the proposal adopting the 2007 Employee Stock Option Plan requires the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on that proposal. Abstentions and broker non-votes will not be voted for or against the proposal. Because abstentions from voting will be considered shares present at the Annual Meeting and entitled to vote, the abstentions will have the effect of a negative vote as a majority of the shares represented at the meeting is required for approval of the 2007 Employee Stock Option Plan. Because broker non-votes are not included in the determination of the number of shares present at the meeting and entitled to vote, broker non-votes will have no legal effect on the vote.

Approval of the proposal adopting the 2007 Directors Equity Incentive Plan requires the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on that proposal. Abstentions and broker non-votes will not be voted for or against the proposal. Because abstentions from voting will be considered shares present at the Annual Meeting and entitled to vote, the abstentions will have the effect of a negative vote as a majority of the shares represented at the meeting is required for approval of the 2007 Directors Equity Incentive Plan. Because broker non-votes are not included in the determination of the number of shares present at the meeting and entitled to vote, broker non-votes will have no legal effect on the vote.

Revocability of Proxies

Shareholders are requested to date, sign and return the enclosed Proxy to make certain their shares will be voted at the Annual Meeting. Any Proxy given may be revoked by the shareholder at any time before it is voted by delivering written notice of revocation to the Secretary of the Company, by filing with the Secretary of the Company a Proxy bearing a later date, or by attending the Annual Meeting and voting in person. All Proxies properly executed and returned will be voted in accordance with the instructions specified thereon. If no instructions are specified, Proxies will be voted FOR the election of the four nominees for directors named under "Election of Directors," FOR the approval of the 2007 Employee Stock Option Plan and FOR the approval of the 2007 Directors Equity Incentive Plan.

PROPOSAL 1
ELECTION OF DIRECTORS

Information With Respect to Directors

The Board has nominated the persons listed below for election to the Board at the Annual Meeting, to hold office until the next Annual Meeting and until their respective successors are elected and qualified. There are two vacancies on the Board of Directors. The Board does not intend to fill the vacancies at this time due to the costs associated therewith. It is intended that the Proxies received, unless otherwise specified, will be voted **FOR** the four nominees named below, all of whom are incumbent directors of the Company and, with the exception of Mr. Yong, are "independent" as specified in Section 121(A) of the AMEX listing standards and Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). It is not contemplated that any of the nominees will be unable or unwilling to serve as a director but, if that should occur, the persons designated as Proxy holders will vote in accordance with their best judgment. In no event will Proxies be voted for a greater number of persons than the number of nominees named in this Proxy Statement. The following sets forth, as of October 8, 2007, the names of each of the four nominees for election as a director, his principal occupation, age, the year he became a director of the Company, and additional biographical data.

NAME	AGE	PRINCIPAL OCCUPATION
A. Charles Wilson	83	Chairman of the Board of Trio-Tech International; Chairman of the Board of Ernest Paper Products, Inc.; Chairman of the Board of Daico Industries, Inc.
S. W. Yong	54	Chief Executive Officer and President of Trio-Tech International
Richard M. Horowitz	67	President of Management Brokers Insurance Agency Chairman of the Board of Dial 800, Inc.
Jason T. Adelman	38	Senior Managing Director of Burnham Hill Partners.

A. Charles Wilson

Mr. Wilson has served as a Director of Trio-Tech since 1966, and was President and Chief Executive Officer of the Company from 1981 to 1989. In 1989, he was elected Chairman of the Board. Mr. Wilson is also Chairman of the Board of Ernest Paper Products, Inc. and Chairman of Daico Industries, Inc., as well as an attorney admitted to practice law in California.

Siew Wai Yong

Mr. Yong has been a Director, Chief Executive Officer and President of Trio-Tech since 1990. He joined Trio-Tech International Pte. Ltd. in Singapore in 1976 and was appointed as its Managing Director in August 1980. Mr. Yong holds a Masters Degree in Business Administration, a Graduate Diploma in Marketing Management and a Diploma in Industrial Management.

Richard M. Horowitz

Mr. Horowitz has served as a Director of Trio-Tech since 1990. He has been President of Management Brokers Insurance Agency since 1974. He also serves as Chairman of Dial 800, Inc., a national telecommunication company. Mr. Horowitz holds a Masters Degree in Business Administration from Pepperdine University.

Jason T. Adelman

Mr. Adelman was elected to the Board of Trio-Tech in April 1997. Mr. Adelman is a Senior Managing Director of Burnham Hill Partners, a New York City based investment bank. Mr. Adelman is the co-founder of

Cipher Capital Partners, a private investment fund formed in 2006 that focuses on small capitalization special situation investing. Previously, Mr. Adelman was Managing Director of Investment Banking at H.C. Wainwright & Co., Inc. Mr. Adelman began his career at Coopers & Lybrand LLP in the financial services consulting practice. Mr. Adelman earned his B.A. in Economics, cum laude, from the University of Pennsylvania and his J.D. from Cornell Law School where he was Editor of the Cornell International Law Journal.

Vote required for election

The four persons receiving the highest number of affirmative votes will be elected as directors of the Company. Votes against a nominee or withheld from voting (whether by abstention, broker non-votes or otherwise) will have no legal effect on the vote.

CORPORATE GOVERNANCE

Corporate Governance Program

Our Board of Directors has established a Corporate Governance Program to address significant corporate governance issues that may arise. It sets forth the responsibilities and qualification standards of the members of the Board of Directors and is intended as a governance framework within which Board of Directors, assisted by its committees, directs our affairs.

Code of Ethics

The Company has adopted a code of business conduct and ethics applicable to all officers, management and employees and a separate code of ethics applicable to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Company's code of business conduct and ethics and code of ethics may be obtained, without charge, upon written request to the Secretary of the Company at 14731 Califa Street, Van Nuys, California 91411

Certain Relationships and Related Transactions

The Board's Audit Committee is responsible for review, approval, or ratification of "related-person transactions" between the Company or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of the Company since the beginning of the last fiscal year and their immediate family members. The Company's code of business conduct and ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors.

In fiscal 2007, we hired Burnham Hill Partners, a division of Pali Capital, Inc', to act as our exclusive financial advisor in connection with one or more potential strategic transactions currently being explored by the Company. One of our directors, Jason Adelman, is a partner of Burnham Hill Partners. Burnham Hill Partners proposed a fee arrangement that was consistent with industry standards for transactions of that nature, and an agreement which would expire 12 months from the date into which it was entered. The agreement was reviewed by the Board's Audit Committee and approved by the Board of Directors of the Company in good faith by a vote sufficient without counting the vote of Mr. Adelman and, in the judgment of the Board of Directors, was just and reasonable at the time the agreement was so approved. To date, no fees have been paid to Burnham Hill Partners under this agreement.

The Chairman of the Compensation Committee, A. Charles Wilson, previously served as an employee officer of the Company from 1981 to 1989.

BOARD MEETINGS AND COMMITTEES

The Board held five meetings during the fiscal year ended June 30, 2007. All of the directors attended (in person or by telephone) at least 75% of the meetings of the Board and any committees of the board on which they served during the fiscal year. Directors are expected to use their best efforts to be present at the Annual Meeting of Shareholders. All of our directors attended the Annual Meeting of Shareholders held in December 2006.

The Company does not have a standing nominating committee. The entire Board nominates the directors for election at the Annual Meeting. Because the Company currently has only four Board members, three of whom are "independent" (as defined under the listing standards of the American Stock Exchange upon which the Company's securities are listed), the Board of Directors does not believe that a separate nominating committee is necessary as any selection of nominees, by virtue of the composition of the current Board, would be by a vote that would be the same as the vote of any separate committee consisting of only the independent directors. Furthermore, the Board values the input of each of its members and believes that input is important in determining the Board nominees. At such time, if any, as the Board composition changes, the Company may establish a separate nominating committee. As a result, the entire Board participates in the consideration of Board nominees and nominates the candidates for election named in this Proxy Statement.

The Board has adopted a resolution addressing the nomination process and related matters. That resolution states, among other things, that the Board believes that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the Board's ability to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company's affairs that its directors have accumulated during their tenure. The resolution further states that the Board will evaluate the performance of its Board members on an annual basis in connection with the nomination process. The Board may solicit recommendations for nominees from persons that the Board believes are likely to be familiar with qualified candidates, including without limitation members of the Board and management of the Company. The Board may also determine to engage a professional search firm to assist in identifying qualified candidates if the need arises. The Board has not adopted specific minimum qualifications for a position on the Company's Board or any specific skills or qualities that the Board believes are necessary for one or more of its members to possess. However, the Board will consider various factors including without limitation the candidate's qualifications, the extent to which the membership of the candidate on the Board will promote diversity among the directors, and such other factors as the Board may deem to be relevant at the time and under the then existing facts and circumstances. The Company did not receive any recommendations as to nominees for election of directors for the Annual Meeting of Shareholders to be held on December 3, 2007.

The Board will consider candidates proposed by shareholders of the Company and will evaluate all such candidates upon criteria similar to the criteria used by the Board to evaluate other candidates. Shareholders desiring to propose a nominee for election to the Board must do so in writing sufficiently in advance of an annual meeting so that the Board has the opportunity to make an appropriate evaluation of such candidate and his or her qualifications and skills and to obtain information necessary for preparing all of the disclosure required to be included in the Company's proxy statement for the related meeting should such proposed candidate be nominated for election by shareholders. Shareholder candidate proposals should be sent to the attention of the Secretary of the Company at 14731 Califa Street, Van Nuys, California 91411.

The Board has a standing Compensation Committee, which currently consists of three independent directors, namely Messrs. Jason T. Adelman, Richard M. Horowitz and A. Charles Wilson, Chairman. The Compensation Committee determines salary and bonus arrangements. The Compensation Committee met four times during the past fiscal year. During fiscal year 2007, the Compensation Committee amended the Compensation Charter which was originally adopted by the Board of Directors on June 29, 2004. The complete text of the Amended Compensation Committee Charter is included as Appendix A to this Proxy Statement.

The Board has a separately designed standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members thereof consist of Messrs. Jason T. Adelman, Richard M. Horowitz and A. Charles Wilson, Chairman. The Board of Directors has determined that the

Audit Committee has at least one financial expert, namely A. Charles Wilson. The Board of Directors has affirmatively determined that Mr. Wilson does not have a material relationship with the Company that would interfere with the exercise of independent judgment and is "independent" as independence is defined in Section 121(A) of the listing standards of the American Stock Exchange. Pursuant to its written charter, which charter was adopted by the Board of Directors, the Audit Committee is charged with, among other responsibilities, selecting our independent public accountants, reviewing our annual audit and meeting with our independent public accountants to review planned audit procedures. The Audit Committee also reviews with the independent public accountants and management the results of the audit, including any recommendations of the independent public accountants for improvements in accounting procedures and internal controls. The Audit Committee held six meetings during the fiscal year ended June 30, 2007. Each of the members of the Audit Committee satisfies the independence standards specified in Section 121(A) of the AMEX listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Audit Committee Charter was amended on October 25, 2005 and was included as an appendix to the Proxy Statement relating to the Annual Meeting held in December 2005.

DIRECTORS COMPENSATION

During the fiscal year ended June 30, 2007, Richard M. Horowitz and Jason Adelman, as non-employee directors, received quarterly fees in an amount equal to $2,500 for each of the three quarters in which he attended Board and/or Committee meetings, and an annual fee of $5,000. Mr. Wilson, as a non-employee director, Chairman of the Board, Chair of the Audit Committee and Chairman of the Compensation Committee, received quarterly fees in an amount equal to $12,500 for each of the three quarters in which he attended a Board meeting and an annual fee of $12,500. The directors were also reimbursed for out-of-pocket expenses incurred in attending meetings.

On December 2, 2005, the Board of Directors terminated the Company's previous Directors' Stock Option Plan. No stock options were granted to any of the directors during fiscal year 2007. On September 22, 2006, the Compensation Committee agreed that at the end of each fiscal year, the Committee should consider a bonus for the directors due to the termination of the Directors' Stock Option Plan and the extra liabilities they are taking. On July 16, 2007, the Committee reviewed the Company's overall performance and, in recognition of directors' contributions, it was determined to give a cash bonus of $20,000 to each of Richard Horowitz and Jason Adelman, and a cash bonus of $40,000 to the Chairman of the Board.

The Compensation Committee reviewed the average directors' fees for comparable public companies. The Committee believes that the director fees paid to its directors were substantially less than the fees paid to directors of comparable public companies. Directors' compensation may be increased based on their total responsibility taken during the year and the profitability of the Company,

The following table contains information on compensation for our non-employee members of our Board of Directors during 2007.

DIRECTORS COMPENSATION

Name	Fees Earned or Paid in Cash ($)	All Other Compensation [(1)] ($)	Total ($)
A. Charles Wilson	50,000	40,000	90,000
Richard M. Horowitz	12,500	20,000	32,500
Jason T. Adelman	12,500	20,000	32,500

(1) Amounts represent the bonus paid to each director for fiscal 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth, as of October 22, 2007, certain information regarding the beneficial ownership of the Common Stock by (i) all persons known by the Company to be the beneficial owners of more than 5% of its Common Stock, (ii) each of the directors of the Company, (iii) each of the Named Executive Officers, and (iv) all executive officers and directors of the Company as a group. To the knowledge of the Company, unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to shares beneficially owned, subject to applicable community property and similar statutes.

Name (1)	Amount of Shares Owned Beneficially (1)	Percent of Class (1)
S.W. Yong	329,068	10.20%
A. Charles Wilson	210,500 (2)	6.53%
Richard M. Horowitz	182,101 (3)	5.64%
Victor H.M. Ting	56,552 (4)	1.75%
Jason Adelman	-	0%
H.P. Lim	-	0%
All Directors and Executive Officers as a group (6 persons)	778,221 (2) (3) (4)	24.12%
Daniel Zeff	221,085 (5)	6.85%

(1) The percentage shown for each individual and for all executive officers and directors as a group is based upon 3,225,930 shares outstanding. The number of shares indicated and the percentage shown for each individual assumes the exercise of options that are presently exercisable or may become exercisable within 60 days from October 22, 2007 which are held by that individual or by all executive officers and directors as a group, as the case may be. The address for each of the directors and executive officers above is in care of the Company at 14731 Califa Street, Van Nuys, California 91411.

(2) The shares are either held directly or in a trust for which Mr. Wilson serves as trustee.

(3) Does not include 4,600 shares deemed to be held indirectly through an IRA of Mr. Horowitz's spouse. Mr. Horowitz disclaims beneficial ownership of the shares held in such IRA. The shares indicated above are held indirectly in a living trust of which Mr. Horowitz and his spouse are trustees and beneficiaries.

(4) Includes options to purchase an aggregate of 4,500 shares from the Company at exercise prices from $2.66 to $4.44 per share.

(5) Based on the information provided by Daniel Zeff on October 22, 2007. Mr. Zeff does not directly own any shares of Common Stock, but indirectly owns 221,085 shares of Common stock in his capacity as the sole manager and member of Zeff Holding Company, LLC, a Delaware limited liability company, which in turn serves as the general partner for Zeff Capital Partners I, L.P., a Delaware limited partnership. Mr. Zeff also provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum Galaxy Fund Ltd, a company incorporated in the British Virgin Islands, reporting the power to vote or direct the vote of over 221,085 shares and the power to dispose or direct the disposition of 221,085 shares. The address of Daniel Zeff is c/o Zeff Holding Company, LLC 50 California Street, Suite 1500, San Francisco, CA 94111.

The Company does not know of any arrangements that may at a subsequent date result in a change of control of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 30, 2007 with respect to shares of our common stock that may be issued under our existing equity compensation plan. The Company's 1998 Stock Option Plan and Directors' Stock Option Plan were approved by the Board on September 30, 1997 and by shareholders on December 8, 1997. On December 2, 2005, the Board of Directors terminated the 1998 Stock Option Plan and the Directors' Stock Option Plan. The Company did not grant any options under either of these two plans in the 2007 fiscal year.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders				
(1) Company's 1998 Stock Option Plan	13,050	$	3.03	-
(2) Directors' Stock Option Plan	-		-	-
Options granted outside of the above plans	-		-	-
Total	13,050	$	$3.03	-

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee

The Compensation Committee reviews and approves corporate goals and objectives relating to the compensation of the Chief Executive Officer, and reviews goals and objectives of other executive officers; establishes the performance criteria (including both long-term and short-term goals) to be considered in light of those goals and objectives; evaluates the performance of the executives; determines and approves the compensation level for the Chief Executive Officer; reviews and approves compensation levels of other key executive officers.

Compensation Objectives

The Company operates in a highly competitive and rapidly changing industry. The key objectives of the Company's executive compensation programs are to:

- Attract, motivate and retain executives who drive Trio-Tech's success and industry leadership.
- Provide each executive, from Vice-President to Chief Executive Officer, with a base salary based on the market value of that role, and the individual's demonstrated ability to perform that role.
- Motivate executives to create sustained shareholder value by ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcomes and financial performance.

What Our Compensation Program is Designed to Reward

Our compensation program is designed to reward each individual named executive officer's contribution to the advancement of the Company's overall performance and execution of our goals, ideas and objectives. It is designed to reward and encourage exceptional performance at the individual level in the areas of organization, creativity and responsibility while supporting the Company's core values and ambitions. This in turn aligns the interest of our executive officers with the interests of our shareholders, and thus with the interests of the Company.

Determining Executive Compensation

The Compensation Committee reviews and approves the compensation program for executive officers annually after the closing of each fiscal year. Reviewing the compensation program at such time allows the Compensation Committee to consider the overall performance of the past fiscal year and the financial and operating plans for the upcoming fiscal year in determining the compensation program for the upcoming fiscal year.

The Compensation Committee also annually reviews market compensation levels with comparable jobs in the industry to determine whether the total compensation for our officers remains in the targeted median pay range. This assessment includes evaluation of base salary, annual incentive opportunities, and long-term incentives for the key executive officers of the Company. The Company did not hire any compensation consultants in fiscal year 2007.

The Committee's compensation decisions are based on the Company's operation performance, the performance and contribution of each individual officer, and the compensation budget and objectives of the Company. The Compensation Committee also considers other factors, such as the experience and potential of the officer and the market compensation level for the similar position.

Role of Executive Officers in Determining Executive Compensation

The Compensation Committee determines compensation for the Chief Executive Officer, which was based on different factors, such as level of responsibility and contributions to the performance of the Company. The Chief Executive Officer recommends the compensation for the Company's executive officers (other than the compensation of the Chief Executive Officer) to the Compensation Committee. The Compensation Committee reviews the recommendations made by the Chief Executive Officer and determines the compensation of the Chief Executive Officer and the other executive officers.

Components of Executive Compensation

The Company's compensation program for fiscal year 2007 had two major components: (1) base annual salary; and (2) potential annual cash incentive awards that were based primarily on financial performance of the Company or its relevant business operating units.

On July 16, 2007, the Compensation Committee reviewed the components of the compensation program. As the Company is growing larger, the Committee decided to terminate the potential cash incentive awards for the Chief Executive Officer and the Chief Financial Officer for fiscal 2008 and thereafter, which bonuses in the past were based primarily on the Company's overall performance. Also, the Committee proposed to increase the base salary for the executive officers and restore long term incentives in the form of stock options, which was terminated on December 2, 2005. The Committee believes that long term incentives in the from of stock options can better encourage the executive officers to improve operations and increase profits for the Company through participation in the growth in value of the Company's Common Stock.

Base salary

The current compensation method for the executive officers is to keep the base salary of the executive officers in the low end of the market but to give bonuses based on the Company's overall performance. Base salary for our executive officers was determined utilizing a number of different factors.

One factor that was taken into account in determining base salary for our executive officers was the compensation policies of other companies comparable in size to and within substantially the same industry as Trio-Tech. Keeping our executives officers' salary in line with the market ensures the Company's competitiveness in the marketplace in which the Company competes for talent.

The other factor that was taken into account in determining base salary for our executive officers was salaries paid by us to our named executive officers during the immediately preceding year and increases in the cost of living.

In fiscal year 2007, the Committee increased the base salary for the Chief Financial Officer and Vice President to compensate for the increase in the cost of living. The base annual salary of the Chief Executive Officer remained the same in the currency of Singapore, which was based on market data in similarly sized companies or in similar industries. The variance in his base salary as compared to fiscal 2006 was due to the appreciation of Singapore dollars against U.S. dollars.

The salary increase was as follows:

Executives	Base Salary	Percent Increase(1)
Victor Ting, Vice President and Chief Financial Officer	$ 129,505	3%
H.P. Lim, Vice President-Testing	$ 93,270	5%

(1) Percent increase is based on the increase in base salary in the currency of Singapore. The appreciation of Singapore dollar against U.S. dollars is excluded in the calculation.

The fiscal year 2007 base cash compensation for officers of the Company who reside in Singapore was denominated in the currency of Singapore. The exchange rate therefor was established as of June 30, 2007 and was computed to be 1.55 Singapore dollars to each U.S. dollar. Singapore executive officers' base salaries are credited with a compulsory contribution ranging from 1.3% to 4.9% of base salary as required under Singapore's provident pension fund.

Bonuses

The annual cash bonuses are designed to supplement our low base salary paid to the executive officers. The executive bonus plan is designed to reward our executives for the achievement of shorter-term financial goals, primarily increases in net operating income of the Company. The incentive bonuses directly tie to the Company's financial performance and thus align the interests of our executive officers with our shareholders.

In determining the bonuses, the Committee evaluated the annual performance of our executive officers and reviewed the actual performance for the prior year against budget and forecast. Besides the measurement against financial performance, the Committee also reviewed whether the executive officers achieved their long-term and short-term objectives, such as keeping costs low. However, the measurement was also subjective in that the Committee also took into consideration overall market conditions.

In September 2006, the Compensation Committee approved the bonus formula for the Chief Executive Officer, as intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The 2007 bonus formula for the Chief Executive Officer was based on 5% of pre-tax profits of the Company's overall performance. Such arrangements depend solely on the profitable results in the Company during the fiscal year.

The Compensation Committee also considered awarding additional discretionary annual cash bonuses to its executive officers based primarily on the Company's overall performance and, to a lesser extent, the contribution each executive made to the Company's success, and directed the Singapore subsidiary to formulate and grant the performance bonuses.

Our current compensation method, which has the element of a base salary and bonuses, reflects our objective, which is to motivate executives to create sustained shareholder value by ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcome and financial performance.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for this Annual Meeting of shareholders.

COMPENSATION COMMITTEE
A. Charles Wilson.
Jason T. Adelman
Richard M. Horowitz

EXECUTIVE COMPENSATION

Executive Officers

Mr. S.W. Yong serves as the Chief Executive Officer and as a director of the Company. Biographical information regarding Mr. Yong is set forth under the section entitled "Election of Directors."

Mr. Victor H. M. Ting, age 53, first joined Trio-Tech as the Financial Controller for the Company's Singapore subsidiary in 1980. He was promoted to the level of Business Manager from 1985-1989. In December 1989 he became the Director of Finance and Sales & Marketing and later, the General Manager of the Singapore subsidiary. Mr. Ting was elected Vice-President and Chief Financial Officer of Trio-Tech International in November 1992. Mr. Ting holds a Bachelor of Accountancy Degree and Masters Degree in Business Administration.

Mr. Hwee Poh Lim, age 48, joined Trio-Tech in 1982 and became the Quality Assurance Manager in 1985. He was promoted to the position of Operations Manager in 1988. In 1990 he was promoted to Business Manager and was responsible for the Malaysian operations in Penang and Kuala Lumpur. Mr. Lim became the General Manager of the Company's Malaysia subsidiary in 1991. In February 1993, all test facilities in Southeast Asia came under Mr. Lim's responsibility. He holds diplomas in Electronics & Communications and Industrial Management and a Masters Degree in Business Administration. He was elected Corporate Vice-President-Testing in July 1998.

Summary Compensation Table

The following table shows compensation information concerning compensation awarded to, earned by or paid for services to the Company in all capacities during the fiscal year ended June 30, 2007 by our Chief Executive Officer, our Chief Financial Officer, and our one other executive officer who had annual compensation in excess of $100,000 for the fiscal year ended June 30, 2007 (the "Named Executive Officers"). The Company has no other executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	All Other Compensation	Total ($)
S.W. Yong President and Chief Executive Officer	2007	235,758 (2)	225,278	27,185 (3)	488,221
Victor H.M. Ting, Vice President and Chief Financial Officer	2007	129,505	45,056	14,034 (4)	188,595
H. P. Lim Vice President - Testing	2007	93,270	52,621	15,029 (5)	160,920

(1) The bonuses for fiscal year 2007 were based on the bonus formula set up by the Compensation Committee in September 2006.

(2) The Chief Executive Officer did not receive any fees for services rendered as a director of Trio-Tech International.

(3) The amount shown in the other compensation column includes the total of central provident fund contributions of $3,139, life insurance premiums of $9,373, car benefits of $10,519, and director fees of $4,154 for the service as a director for Trio-Tech Malaysia and Trio-Tech Kuala Lumpur, which are 55% owned by the Company. Singapore officers are credited with a compulsory contribution to their central provident fund at a certain percentage of their base salaries in accordance with Singapore law, except for bonuses in this context. The compulsory contribution with respect to Mr. Yong was 1.3% for fiscal 2007. The Company is not the beneficiary of the life insurance for the Chief Executive Officer. The remaining

premiums thereunder are approximately $9,485 ($14,512 Singapore dollars, based on the spot exchange rates published by the Federal Reserve on June 30, 2007).

(4) The amount shown in the other compensation column includes the total of central provident fund contributions of $3,139, car benefits of $7,744 and director fees of $3,151 for the service as a director for Trio-Tech Malaysia and Trio-Tech Kuala Lumpur, which are 55% owned by the Company. Singapore officers are credited with a compulsory contribution to their central provident fund at a certain percentage of their base salaries in accordance with Singapore law, except for bonuses in this context. The compulsory contribution for Mr. Ting was 2.4% for fiscal 2007.

(5) The amount shown in the other compensation column includes the total of central provident fund contributions of $4,534, car benefits of $8,919 and director fees of $1,576 for the service as a director for Trio-Tech Malaysia, which are 55% owned by the Company. Singapore officers are credited with a compulsory contribution to their central provident fund at a certain percentage of their base salaries in accordance with Singapore law, except for bonuses in this context. The compulsory contribution with respect to Mr. Lim was 4.9% for fiscal 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers as of June 30, 2007, the end of the 2007 fiscal year. There were no grants of equity securities in fiscal year 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Victor H.M. Ting,	1,750	-	2.66	07-14-08
Vice President and	1,375	1,375 (1)	4.40	01-07-09
Chief Financial Officer				

(1) Vesting date was July 1, 2007.

Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise and all stock awards that vested and the value realized upon vesting by the Named Executive Officers during fiscal 2007.

	OPTION EXERCISES	
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
H. P. Lim		
Vice President - Testing	1,250	$12,613

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that directors, certain officers of the Company and ten percent shareholders file reports of ownership and changes in ownership with the SEC as to the Company's securities beneficially owned by them. Such persons are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of such forms received by the Company, or on written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended June 30, 2007, except for (a) two Form 4s filed late for a director of the Company, Richard M. Horowitz, each of which late filing reported one transaction, (b) one Form 4 filed late for a director, Jason Adelman, which filing reported one transaction and (c) one Form 4 filed late by one of the executive officers of the Company, Victor H. M. Ting, which filing reported one transaction.

PROPOSAL 2
APPROVE THE COMPANY'S
2007 EMPLOYEE STOCK OPTION PLAN

On September 24, 2007, the Company's Board of Directors unanimously adopted, subject to shareholder approval, the Company's 2007 Employee Stock Option Plan. The purpose of the 2007 Employee Stock Option Plan is to encourage selected employees, consultants and advisors to improve operations and increase profits of the Company and to accept or continue employment or association with the Company or its affiliates, to increase the interest of such persons in the Company's welfare through participation in the growth in value of the Company's Common Stock, and to enable the Company to attract and retain top-quality employees, officer, and consultants and provide them with an incentive to enhance shareholder return. Up to 300,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2007 Employee Stock Plan. The full text of the 2007 Employee Stock Option Plan appears as Exhibit 1 to this Proxy Statement and the description of the 2007 Employee Stock Option Plan herein is qualified in its entirety by reference to the text of the Plan.

The 2007 Employee Stock Option Plan is intended to replace the 1998 Stock Option Plan, which was terminated on December 2, 2005. As of October 22, 2007, the Company had outstanding stock options to officers and employees to purchase an aggregate of 13,050 shares of Common Stock under the 1998 Stock Option Plan. No further options may be granted under the 1998 Stock Option Plan.

The closing sales price of the Company's Common Stock as reported on the American Stock Exchange on October 22, 2007 was $ 11.45.

Approval of the proposal adopting the 2007 Employee Stock Option Plan requires the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on that proposal. Abstentions and broker non-votes will not be voted for or against the proposal. Because abstentions from voting will be considered shares present at the Annual Meeting and entitled to vote, the abstentions will have the effect of a negative vote as a majority of the shares represented at the meeting is required for approval of the 2007 Employee Stock Option Plan. Because broker non-votes are not included in the determination of the number of shares present at the meeting and entitled to vote, broker non-votes will have no legal effect on the vote.

The Board of Directors believes that the future success of the Company depends, in large part, upon the ability of the Company to maintain a competitive position in attracting, retaining and motivating key personnel. **Accordingly, the Board of Directors believes adoption of the 2007 Employee Stock Plan is in the best interests of the Company and its shareholders and recommends a vote "FOR" the approval of the 2007 Employee Stock Plan.**

Description of the 2007 Employee Stock Option Plan

The 2007 Employee Stock Option Plan provides for the grant of options to selected employees, consultants and advisers of the Company to purchase up to an aggregate of 300,000 shares of Common Stock. At present, there are approximately 45 persons eligible to participate in the 2007 Employee Stock Option Plan. The 2007 Employee Stock Option Plan will be administered by the Board of Directors or a committee of the Board. The administrator will have complete discretion to select the optionees and to establish the terms and conditions of each option, subject to the provisions of the 2007 Employee Stock Option Plan. Options granted under the 2007 Employee Stock Option Plan may be "incentive stock options" as defined in Section 422 of the Code, or nonqualified options, and will be designated as such.

The exercise price of options granted under the 2007 Employee Stock Option Plan may be not less than the fair market value of the Company's Common Stock on the date of grant. Fair market value will be determined as provided in the 2007 Employee Stock Option Plan, which valuation methodology is intended to come within the parameters of Section 409A of the Code and the regulations thereunder. The exercise price of options intended to be incentive stock options must be 110% of fair market value if such option is granted to an employee who holds more than 10% of the total combined voting power of the Company voting securities.

In accordance with the rules under the Code for incentive stock options, the 2007 Employee Stock Option Plan provides that incentive stock options granted to any particular employee under the 2007 Employee Stock Option Plan or any other incentive option plan adopted by the Company may not "vest" for more than $100,000 in fair market value of the stock (measured on the grant date) in any calendar year. If incentive stock options granted to one optionee would vest for more than $100,000, then the exercisability of such incentive stock option will be deferred to the extent necessary to satisfy the $100,000 limit. This restriction does not apply to non-qualified options, which may be granted without regard to any limitation on the amount of Common Stock for which the option may "vest" in any calendar year.

In general, upon termination of employment of an optionee, all options granted to such person which were not exercisable on the date of such termination will immediately terminate, and any options that are exercisable on such termination date will be exercisable for a period of three months (six months in the case of termination by reason of death or disability) following termination of employment.

Options may not be exercised more than ten years after the date of grant (five years after the date of grant if the grant is an incentive stock option to an employee who owns more than 10% of the total combined voting power of all classes of capital stock of the Company). Options granted under the 2007 Employee Stock Option Plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their heirs, executors or administrators in the event of death. The exercise price under any option may be paid in cash, final recourse notes or shares of Common Stock already owned, as may be determined by the administrator. Under the 2007 Employee Stock Option Plan, shares subject to canceled or terminated options are available for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the event of changes in the outstanding Common Stock by reason of stock dividends, stock splits, reverse stock splits, split-ups, consolidations, recapitalizations, reorganizations or like events. The 2007 Employee Stock Option Plan is effective for ten years, unless sooner terminated or suspended. The 2007 Employee Stock Option Plan provides that no person shall be granted options covering more than 100,000 shares of Common Stock during any twelve month period.

The Board may at any time amend, alter, suspend or discontinue this Plan. Without the consent of an optionee, no amendment, alteration, suspension or discontinuance may adversely affect outstanding options except to conform to the 2007 Employee Stock Option Plan and options granted hereunder to the requirements of federal or other tax laws relating to such stock options. No amendment, alteration, suspension or discontinuance will require shareholder approval unless (a) shareholder approval is required to preserve incentive stock option treatment for federal income tax purposes, or (b) the Board otherwise concludes that shareholder approval is advisable. However, no amendment will, without the approval of the shareholders of the Company, effectuate a change for which shareholder approval is required in order for the Plan to continue to qualify under Rule 16b-3 (while it is in effect) promulgated under the Exchange Act or any successor rule thereto.

Certain Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences to the Company and an eligible person (who is a citizen or resident of the United States for U.S. federal income tax purposes) of non-qualified stock options and incentive stock options granted under the Employee Stock Option Plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. The federal income tax consequences of an eligible person's award under the 2007 Employee Stock Option Plan are complex, are subject to change and differ from person to person. Each person should consult with his or her own tax adviser as to his or her own particular situation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, Internal Revenue Service rulings, judicial decisions and administrative rulings as of the date of this Proxy Statement, all of which are subject to change or differing interpretations, including changes and interpretations with retroactive effect. No assurance can be given that the tax treatment described herein will remain unchanged at the time that grants of incentive stock options and/or non-qualified stock options are made under the Employee Stock Option Plan.

Non-qualified Options An optionee generally recognizes no taxable income as the result of the grant of a non-qualified stock option. Upon exercise of such an option, the optionee generally recognizes ordinary income in the amount of the excess of the fair market value of the shares on the date of exercise over the option price for such shares. Upon the sale of stock acquired by the exercise of a non-qualified stock option, any gain or loss, based on the difference between the sale price and the amount recognized as ordinary income upon exercise of the option, will be taxed as short-term or long-term capital gain or loss, depending upon the length of time the optionee has held the stock from the date of exercise. Special rules apply under Section 16(b) of the Exchange Act if a participant exercises an option within six months of the date of grant.

No tax deduction is available to the Company upon either the grant of a non-qualified stock option or the sale of stock acquired pursuant to the exercise of such option. Subject to the limits on deductibility of employee remuneration under Section 162(m) of the Code, the Company will generally be entitled to a tax deduction at the time the non-qualified stock option is exercised in an amount equal to the amount of ordinary income recognized by the optionee upon the exercise of the option. Non-qualified stock options granted to executive officers under the 2007 Employee Stock Option Plan are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, and the Company should be entitled to a tax deduction in the amount of ordinary income recognized by such officers upon the exercise of the options. However, no tax authority or court has ruled on the applicability of Section 162(m) to the 2007 Employee Stock Option Plan. The Company retains the right to grant options under the 2007 Employee Stock Option Plan in accordance with the terms of the 2007 Employee Stock Option Plan regardless of whether the Internal Revenue Service or a court having final jurisdiction with respect to the matter ultimately determines that the non-qualified stock options granted to executive officers are not deductible under Section 162(m) of the Code.

Incentive Stock Options Upon the grant or exercise of an incentive stock option, the grantee thereof will not recognize any income for regular federal income tax purposes. If a grantee exercises an incentive stock option and retains the shares received for at least two years after the date of grant of such option and at least one year from the date of the option exercise, any gain realized upon the subsequent sale of the shares will be characterized as long term capital gain. If a grantee disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant of such option or within one year after the date of exercise of such option, the disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the purchase price, or (2) the amount realized on the disposition minus the purchase price, will be taxed as ordinary income to the grantee in the taxable year in which the disposition occurs. The excess, if any, of the amount realized upon disposition over the fair market value at the time of the exercise of the option will be treated as long or short-term capital gain, depending on the length of time the optionee has held the stock from the date of exercise.

The exercise of an incentive stock option may subject a grantee to alternative minimum tax liability because the excess of the fair market value of the shares at the time an incentive stock option is exercised over the exercise price of the shares is included in income for purposes of the alternative minimum tax, even though it is not included in taxable income for purposes of determining the regular tax liability of a grantee. Consequently, a grantee may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option. As the application of the alternative minimum tax is complex and depends on each person's individual tax situation, a grantee should consult his or her own tax advisor in order to determine whether the exercise of an incentive stock option will subject the grantee to the alternative minimum tax.

In general, there will be no federal income tax deduction allowed to the Company upon the grant, exercise, or termination of an incentive stock option, or upon the sale of shares acquired pursuant to the exercise of an incentive stock option. However, in the event of a disqualifying disposition, the Company will be entitled to a deduction for federal income tax purposes in an amount equal to the ordinary income, if any, recognized by a grantee upon disposition of the shares, provided that the deduction is not otherwise disallowed under the Internal Revenue Code.

Both non-qualified stock options and incentive stock options granted pursuant to the Employee Stock Option Plan are intended to be exempt from Section 409A of the Code. The final Treasury Regulations under Section 409A, issued in April 2007, exclude from the provisions of that section (i) any stock options that are incentive stock options under Section 422 of the Code, and (ii) any non-qualified stock options granted with an exercise price of not less than the fair market value of the stock on the grant date, provided that the number of shares subject to the option is fixed on the grant date. The 2007 Employee Stock Option Plan contains definitions of "fair market value" and "grant date" that are consistent with those set forth in the Treasury Regulations. As a result, both non-qualified stock options and incentive stock options granted pursuant to the 2007 Employee Stock Option Plan should not be subject to the accelerated income tax and excise tax provisions of Section 409A of the Code.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPANY'S 2007 EMPLOYEE STOCK OPTION PLAN.

PROPOSAL 3
APPROVE THE COMPANY'S
2007 DIRECTORS EQUITY INCENTIVE PLAN

On September 24, 2007, the Company's Board of Directors unanimously adopted, subject to shareholder approval, the 2007 Directors Equity Incentive Plan, subject to shareholder approval. The purpose of the 2007 Directors Equity Incentive Plan is to create a Common Stock of the Company and create an incentive for them to serve on the Board of Directors of the Company and contribute to its long- term growth and profitability objectives. Up to 200,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2007 Directors Equity Incentive Plan. The full text of the 2007 Directors Equity Incentive Plan appears as Exhibit 2 to this Proxy Statement and the description of the Plan herein is qualified in its entirety by reference to the text of the Plan.

The 2007 Directors Equity Incentive Plan is intended to replace the previous Directors' Stock Option Plan, which was terminated on December 2, 2005. As of October 22, 2007, the Company had no outstanding stock options to directors under the previous Directors' Stock Option Plan. No further options may be granted under the previous Directors' Stock Option Plan.

The closing sales price of the Company's common stock as reported on the American Stock Exchange on October 22, 2007 was $ 11.45.

Approval of the proposal adopting the 2007 Directors Equity Incentive Plan requires the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on that proposal. Abstentions and broker non-votes will not be voted for or against the proposal. Because abstentions from voting will be considered shares present at the Annual Meeting and entitled to vote, the abstentions will have the effect of a negative vote as a majority of the shares represented at the meeting is required for approval of the 2007 Directors Equity Incentive Plan. Because broker non-votes are not included in the determination of the number of shares present at the meeting and entitled to vote, broker non-votes will have no legal effect on the vote.

The Board of Directors believes adoption of the 2007 Directors Equity Incentive Plan is in the best interests of the Company and its shareholders and recommends a vote "FOR" the approval of the 2007 Directors Equity Incentive Plan.

Description of the 2007 Directors Equity Incentive Plan

The 2007 Directors Equity Incentive Plan provides for the grant to directors of the Company of stock options or restricted stock awards to purchase up to 200,000 shares of Common Stock. The 2007 Directors Equity Incentive Plan is administered by the Board of Directors or a committee of the Board (the "Administrator"). The persons eligible to participate in the 2007 Directors Equity Incentive Plan are the duly elected Directors of the Company (currently four individuals). The Administrator determines the meaning and application of the provisions of the 2007 Directors Equity Incentive Plan and related option agreements.

Options granted under the 2007 Directors Equity Incentive Plan may only be nonqualified stock options. The exercise price of each option granted under the 2007 Directors Equity Incentive Plan shall be 100% of the fair market value of the underlying shares on the date of grant. Fair market value will be determined as provided in the 2007 Directors Equity Incentive Plan, which valuation methodology is intended to come within the parameters of Section 409A of the Code and the regulations thereunder. Each option may be fully exercisable on the date of the grant and has a term of five years from the date of the grant. Options granted under the 2007 Directors Equity Incentive Plan will be in addition to the cash fee paid to each Director. Generally, options may be exercised only by the individual to whom the option is granted, and are not transferable or assignable, except that in the event of an optionee's death or legal disability, the optionee's heirs or legal representatives may exercise the options for a period not to exceed twelve months.

Options will cease to be exercisable, except for a director who has severed as a non-employee on the Company's Board of Directors for more than five year, within thirty days after termination of the optionee's service as a Director, other than upon termination due to death, disability or retirement or upon termination for cause.

Options will be exercisable within twelve months of death or disability and within three months of retirement. Upon termination for cause, a participant's options shall be rescinded.

With the approval of the Company's Board of Directors or an appropriate committee, a director may be granted one or more restricted stock awards under the Plan. Such awards will be grants of shares of Common Stock on such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Board of Directors or the committee and set forth in a restricted stock agreement with the directors.

The Board of Directors may terminate or amend the 2007 Directors Equity Incentive Plan without the approval of the Company's shareholders, but shareholder approval would be required in order to amend the Plan to increase the number of shares, to change the class of persons eligible to participate in the Plan, to extend the maximum five-year exercise period or to permit an option exercise price to be fixed at less than 100% of the fair market value as of the date of grant.

The amount of shares reserved for issuance under the 2007 Directors Equity Incentive Plan and the terms of outstanding options shall be adjusted in the event of changes in the outstanding Common Stock by reason of stock dividends, stock splits, reverse stock splits, split-ups, consolidations, recapitalizations, reorganizations or like events.

Certain Federal Income Tax Consequences

The following is a brief summary of the principal federal income tax consequences to the Company and an eligible person (who is a citizen or resident of the United States for U.S. federal income tax purposes) of options and restricted stock awards granted under the 2007 Directors Equity Incentive Plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. The federal income tax consequences of an eligible person's award under the 2007 Directors Equity Incentive Plan are complex, are subject to change and differ from person to person. Each person should consult with his or her own tax adviser as to his or her own particular situation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, Internal Revenue Service rulings, judicial decisions and administrative rulings as of the date of this Proxy Statement, all of which are subject to change or differing interpretations, including changes and interpretations with retroactive effect. No assurance can be given that the tax treatment described herein will remain unchanged at the time that grants of stock options and/or restricted stock are made under the 2007 Directors Equity Incentive Plan.

Options An optionee generally recognizes no taxable income as the result of the grant of a non-qualified stock option. Upon exercise of such an option, the optionee generally recognizes ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price paid for such shares. Upon the sale of stock acquired by the exercise of a non-qualified stock option, any gain or loss, based on the difference between the sale price and the amount recognized as ordinary income upon exercise of the option, will be taxed as short-term or long-term capital gain or loss, depending upon the length of time the optionee has held the stock from the date of exercise. No tax deduction is available to the Company upon either the grant of the option or the sale of stock acquired pursuant to the exercise of such option. The Company is entitled to a deduction at the time the option is exercised in an amount equal to the amount of ordinary income recognized by the optionee upon exercise of the option. Special rules apply under Section 16(b) of the Exchange Act if a participant exercises an option within six months of the date of grant.

Under the terms of the 2007 Directors Equity Incentive Plan, all options must be granted with an exercise price per share equal to the fair market value of a share of the Company's common stock on the grant date. The final Treasury Regulations under Section 409A, issued in April 2007, exclude from the provisions of that section any stock options granted with an exercise price of not less than the fair market value of the stock on the grant date, provided that the number of shares subject to the option is fixed on the date of grant. The stock options granted pursuant to the 2007 Directors Equity Incentive Plan are intended to be exempt from Section 409A, and the 2007 Directors Equity Incentive Plan contains definitions of "fair market value" and "grant date" that are consistent with those set forth in the Treasury Regulations. As a result, non-qualified stock options granted pursuant to the 2007

Directors Equity Incentive Plan should not be subject to the accelerated income tax and excise tax provisions of Section 409A of the Code.

Restricted Stock Issuances As long as restricted stock remains both nontransferable and subject to a substantial risk of forfeiture, there are generally no tax consequences resulting from the issuance of such restricted stock for either the participant or the Company. At such time as the restricted stock either becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the stock at such time over the amount, if any, that the recipient paid for the stock. However, the participant may elect under Section 83(b) of the Code, within 30 days after the issuance of such restricted stock, to recognize as ordinary income at the time of issuance the excess, if any, of the fair market value of such restricted stock (valued at the date of issuance as if it were unrestricted) over the amount that the recipient paid for it, as ordinary income. The Company will be entitled to a compensation deduction at the time the participant recognizes ordinary income equal to the amount of ordinary income recognized by the participant. If such an election is made and the stock is ultimately forfeited, the participant will not be entitled to a deduction for the amount previously recognized as ordinary income.

When stock that was formerly restricted stock is sold or otherwise disposed of, the tax treatment will depend on whether the participant made the election described in the previous paragraph. If the participant did not make the election, disposition of the stock will result in a long or short term capital gain or loss, depending on the length of time from the date the restrictions lapsed to the date of sale or other disposition, in an amount equal to the difference between the amount received on disposition and the sum of any amount paid by the participant for the restricted stock and the amount recognized by the participant as ordinary income on the date the restrictions lapsed. If the participant made the election, disposition of the stock will result in a long or short term capital gain or loss, depending on the length of time from the date of the restricted stock issuance to the date of disposition, in an amount equal to the difference between the amount received on disposition and the sum of any amount paid by the participant for the restricted stock and the amount recognized by the recipient as ordinary income at the time of the grant.

The final Treasury Regulations under Section 409A exclude from the provisions of that section any restricted stock issued subject to a substantial risk of forfeiture, regardless of whether the recipient makes an election under Section 83(b). As a result, restricted stock issued pursuant the 2007 Directors Equity Incentive Plan should not be subject to the accelerated income tax and excise tax provisions of Section 409A of the Code.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE 2007 DIRECTORS EQUITY INCENTIVE PLAN.

REPORT OF THE AUDIT COMMITTEE

During the fiscal year ended June 30, 2007, the Audit Committee fulfilled its duties and responsibilities as outlined in the charter. The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2007, and the independent auditor's report on those financial statements, with the Company's management and independent auditor. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has discussed with BDO Raffles (BDO) the matters required to be discussed with the Audit Committee by AICPA Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees". The Audit Committee's review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, including the disclosures relating to critical accounting policies.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. The Audit Committee has evaluated BDO's qualifications, performance, and independence, including that of the lead audit partner. As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. The Audit Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Audit Committee or its delegate. The Company's pre-approval policy is more fully described in this proxy statement under the caption "Policy for pre-approval of audit and non-audit services." The Audit Committee has concluded that provision of the non-audit services described in that section is compatible with maintaining the independence of BDO. In addition, BDO has provided the Audit Committee with the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has engaged in dialogue with BDO regarding their independence.

Based on the above-described review, written disclosures, letter and discussions, the Audit Committee recommended to the Board of Directors of the Company that the audited financial statements for the fiscal year ended June 30, 2007 be included in the Company's Annual Report on Form 10-K.

Dated October 24, 2007
THE AUDIT COMMITTEE
A. Charles Wilson, Chairman
Jason T. Adelman
Richard M. Horowitz

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On July 10, 2006, 2006, BDO Seidman, LLP ("BDO") was reappointed as the principal accountant to audit the Company's financial statements, and has audited such statements for each of the fiscal years ended June 30, 2007 and June 30, 2006. A representative of BDO is expected to be present at the Annual Meeting and will have an opportunity to make statements and respond to appropriate questions. In fiscal 2006, Ernst & Young was selected for tax advice relating to the sale of the Ireland property.

The Audit Committee has selected BDO as the independent registered public accounting firm for the fiscal year ending June 30, 2008.

The following table shows the fees that we paid or accrued for audit and other services provided by BDO Seidman and LLP and Ernst & Young LLP for fiscal years 2007 and 2006. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process.

	2007	2006
Audit Fees	204,000	200,500
Audit-Related Fees	-	-
Tax Fees	37,591	55,410
All Other Fees	-	-
	241,591	255,910

Audit Fees

The amounts set forth opposite "Audit Fees" above reflect the aggregate fees billed by BDO or to be billed for professional services rendered for the audit of the Company's fiscal 2007 and fiscal 2006 annual financial statements and for the review of the financial statements included in the Company's quarterly reports during such periods.

Audit- Related Fees

No other fees were paid to BDO or Ernst & Young for assurance and related services reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees

The amounts set forth opposite "Tax Fees" above reflect the aggregate fees billed for fiscal 2007 and fiscal 2006 for professional services rendered for tax compliance and return preparation. The compliance and return preparation services consisted of the preparation of original and amended tax returns and support during the income tax audit or inquiries. During fiscal 2006, tax fees included $12,000 paid to Ernst &Yong LLP for tax advice relating to the sale of the Ireland property, and $18,000 paid to BDO for foreign tax credit analysis.

All Other Fees

No fees were paid to BDO or Ernst & Young in either of the last two fiscal years for products or services rendered in such years, other than those described above.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that our independent accountants are permitted to perform for us under applicable federal securities regulations. The Audit Committee's policy utilizes an annual review and general pre-approval of certain categories of specified services that may be provided by the independent accountant, up to pre-determined fees levels. Any proposed services not qualifying as a pre-approved specified service, and pre-approved services exceeding the pre-determined fee levels, require further specific pre-approval by the Audit Committee. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve audit and non-audit services proposed to be performed by the independent accountants. Since June 30, 2004, all services provided by BDO required pre-approval by the Audit Committee. The policy has not been waived in any instance.

ADDITIONAL MEETING INFORMATION

Shareholder Proposals

Shareholders who wish to present proposals at the Annual Meeting to be held following the end of the fiscal year ended June 30, 2008 should submit their proposals in writing to the Secretary of the Company at the address set forth on the first page of this Proxy Statement. Proposals must be received no later than July 9, 2008 for inclusion in next year's Proxy Statement and Proxy Card. If a shareholder intends to present a proposal at the next Annual Meeting but does not seek inclusion of that proposal in the proxy statement for that meeting, the holders of proxies for that meeting will be entitled to exercise their discretionary authority on that proposal if the Company does not have notice of the proposal by September 22, 2008.

Proxy Solicitation

The cost of soliciting the enclosed form of Proxy will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Directors, officers and regular employees of the Company may, for no additional compensation, also solicit proxies personally or by telephone, electronic transmission, telegram or special letter.

Annual Report

The Company's Annual Report to Shareholders for the year ended June 30, 2007 is being mailed with this proxy statement to shareholders entitled to notice of the meeting. The Annual Report includes the consolidated financial statements, unaudited selected consolidated financial data and management's discussion and analysis of financial condition and results of operations.

Upon the written request of any shareholder, the Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K filed with the Commission for the year ended June 30, 2007. This request should be directed to the Corporate Secretary, Trio-Tech International, 14731 Califa Street, Van Nuys, California 91411.

OTHER MATTERS

The shareholders and any other persons who would like to communicate with the Board, can access the website and fill in the contact form for any enquires or information. The form will be sent directly to the Secretary and the communications for specified individual directors or the Board will be given to them personally by the Secretary. In addition, the contact number is listed on the website and the messages will be passed to the Board accordingly.

At this time, the Board knows of no other business that will come before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the persons named as Proxy holders will vote on them in accordance with their best judgment.

By Order of the Board of Directors

A. CHARLES WILSON
Chairman

Exhibit 1

2007 EMPLOYEE STOCK OPTION PLAN OF TRIO-TECH INTERNATIONAL

1. PURPOSES OF THE PLAN

This 2007 Employee Stock Option Plan (the "Plan") of Trio-Tech International, a California corporation (the "Company"), is hereby established effective as of September 24, 2007, the date that the Plan was approved and adopted by the Company's Board of Directors. The purposes of the Plan are to:

(a) Encourage selected employees (including directors who are also employees), consultants and advisers to improve operations and increase profits of the Company;

(b) Encourage selected employees (including directors who are also employees), consultants and advisers to accept or continue employment or association with the Company or its Affiliates; and

(c) Increase the interest of selected employees (including directors who are also employees), consultants and advisers in the Company's welfare through participation in the growth in value of the common stock of the Company (the "Common Stock").

Options granted under this Plan ("Options") may be "incentive stock options" ("ISOs") intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or "nonqualified options" ("NQOs"). The Company shall have no liability to any optionee hereunder with respect to the tax treatment of any Option granted and in effect under the Plan. The Plan is designed to be exempt from Code Section 409A.

2. ELIGIBLE PERSONS

Every person who at the date of grant of an Option is a full-time employee of the Company or of any Affiliate (as defined below) of the Company is eligible to receive NQOs or ISOs under this Plan. Every person who at the date of grant is a consultant to the Company or any Affiliate (as defined below) of the Company is eligible to receive NQOs under this Plan. The term "Affiliate" as used in the Plan means a parent or subsidiary corporation as defined in the applicable provisions (currently Sections 424(e) and (f), respectively) of the Code. The term "employee" includes an officer or director who is an employee of the Company. The term "consultant" includes persons employed by, or otherwise affiliated with, a consultant.

3. STOCK SUBJECT TO THIS PLAN; MAXIMUM NUMBER OF GRANTS

Subject to the provisions of Section 6.1.1 of the Plan, the total number of shares of stock which may be issued under Options granted pursuant to this Plan shall not exceed 300,000 shares of Common Stock. The shares covered by the portion of any grant under the Plan which expires unexercised shall become available again for grants under the Plan. No eligible person shall be granted Options during any twelve-month period covering more than 100,000 shares.

4. ADMINISTRATION

(a) The Plan shall be administered by the Board of Directors of the Company (the "Board") or by a committee (the "Committee") to which administration of the Plan, or of part of the Plan, is delegated by the Board (in either case, the "Administrator"). The Board shall appoint and remove members of the Committee in its discretion in accordance with applicable laws. If necessary in order to comply with Rule 16b-3 promulgated by the Securities and Exchange Commission ("Rule 16b-3"), or any successor rule thereto, and Section 162(m) of the Code, the Committee shall, in the Board's discretion, be comprised solely of "non-employee directors" within the meaning of Rule 16b-3 and "outside directors" within the meaning of Section 162(m) of the Code. The foregoing notwithstanding, the Administrator may delegate nondiscretionary administrative duties to such employees of the Company as it deems proper and the Board, in its absolute discretion, may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(b) Subject to the other provisions of this Plan, the Administrator shall have the authority, in its discretion: (i) to grant Options; (ii) to determine the fair market value of the Common Stock subject to Options; (iii) to determine the exercise price of Options granted; (iv) to determine the persons to whom, and the time or times at which, Options shall be granted, and the number of shares subject to each Option; (v) to interpret this Plan; (vi) to prescribe, amend, and rescind rules and regulations relating to this Plan; (vii) to determine the terms and provisions of each Option granted (which need not be identical), including but not limited to, the time or times at which Options shall vest and be exercisable; (viii) with the consent of the optionee, to modify, amend, terminate or replace any Option; (ix) to defer (with the consent of the optionee) the exercise date of any Option; (x) to authorize any person to execute on behalf of the Company any instrument evidencing the grant of an Option; and (xi) to make all other determinations deemed necessary or advisable for the administration of this Plan. The Administrator may delegate nondiscretionary administrative duties to such employees of the Company as it deems proper.

(c) All questions of interpretation, implementation, and application of this Plan shall be determined by the Administrator. Such determinations shall be final and binding on all persons.

5. GRANTING OF OPTIONS; OPTION AGREEMENT

(a) No Options shall be granted under this Plan after ten years from the date of adoption of this Plan by the Board and, if not sooner terminated by action of the Company's Board of Directors, the Plan shall terminate automatically as of such tenth anniversary date.

(b) Each Option shall be evidenced by a written stock option agreement, in form satisfactory to the Administrator, executed by the Company and the person to whom such Option is granted; provided, however, that the failure by the Company, the optionee, or both to execute such an agreement shall not invalidate the granting of an Option in accordance with the terms of such written option agreement as offered under the Plan, although the exercise of each Option shall be subject to Section 6.1.3.

(c) The stock option agreement shall specify whether each Option it evidences is an NQO or an ISO.

(d) Subject to Section 6.3.3 with respect to ISOs, the Administrator may approve the grant of Options under this Plan to persons who are expected to become employees or consultants of the Company, but are not employees or consultants at the date of approval, and the date of approval shall be deemed to be the date of grant unless otherwise specified by the Administrator. However, no such Options approved in anticipation of hire by the Company shall be exercisable or validly existing and in effect before the actual date of hire.

6. TERMS AND CONDITIONS OF OPTIONS

Each Option granted under this Plan shall be subject to the terms and conditions set forth in Section 6.1. NQOs shall be also subject to the terms and conditions set forth in Section 6.2, but not those set forth in Section 6.3. ISOs shall also be subject to the terms and conditions set forth in Section 6.3, but not those set forth in Section 6.2.

6.1 Terms and Conditions to which All Options Are Subject. All Options granted under this Plan shall be subject to the following terms and conditions:

6.1.1 Changes in Capital Structure. In the event of changes in the outstanding Common Stock by reason of stock dividends, stock splits, reverse stock splits, split ups, consolidations, recapitalizations, reorganizations or like events, an appropriate adjustment shall be made in the number of shares reserved under the Plan, in the number of shares set forth in Section 3 hereof, and in the number of shares and the option price per share specified in any stock option agreement with respect to any unpurchased shares; provided, however, that the Company shall not be required to issue fractional shares as a result of any such adjustments but may make such adjustment as the Administrator deems appropriate. The Company shall give prompt notice to all optionees of any adjustment pursuant to this Section.

6.1.2 Corporate Transactions. Section 6.1.1 above to the contrary notwithstanding, in the event of any merger, consolidation or other reorganization of the Company in which the Company is not the surviving or continuing corporation or in the event of the liquidation or dissolution of the Company, all options granted hereunder shall terminate on the effective date of the merger, consolidation, reorganization, liquidation, or dissolution unless the agreement with respect thereto provides for the assumption of such options by the continuing or surviving corporation. Any other provision of this Plan or the applicable stock option agreement to the contrary notwithstanding, all outstanding options granted hereunder shall be fully exercisable for a period of 30 days prior to the effective date of any such merger, consolidation, reorganization, liquidation, or dissolution unless such options are assumed by the continuing or surviving corporation. The Committee shall notify the holders of all outstanding options in advance of any such window period for exercising options.

6.1.3 Time of Option Exercise. Subject to Section 5 and Section 6.3.4, Options granted under this Plan shall be exercisable (a) immediately as of the effective date of the stock option agreement granting the Option, or (b) in accordance with a schedule related to the date of the grant of the Option, the date of first employment, or such other date as may be set by the Administrator (in any case, the "Vesting Base Date") and specified in the written stock option agreement relating to such Option. In any case, no Option shall be exercisable until a written stock option agreement in form satisfactory to the Company is executed by the Company and the optionee.

6.1.4 Option Grant Date. Except in the case of advance approvals described in Section 5(d), the date of grant of an Option under this Plan shall be the date as of which the Administrator approves the grant with respect to at least the following determinable features: the identity of the grantee, type of grant, number of shares, exercise price, vesting schedule and expiration date. For this purpose, the default provisions of the Plan shall be deemed incorporated into any grant to the extent that other terms are not specified for the grant.

6.1.5 Nontransferability of Option Rights. No Option granted under this Plan shall be assignable or otherwise transferable by the optionee except by will or by the laws of descent and distribution. During the life of the optionee, an Option shall be exercisable only by (or on behalf of) the optionee.

6.1.6 Payment. Except as provided below, payment in full, in cash, of the exercise price shall be made for all stock purchased at the time written notice of exercise of an Option is given to the Company, and proceeds of any payment shall constitute general funds of the Company. At the time an Option is granted or exercised, the Administrator, in the exercise of its absolute discretion after considering any tax, accounting and financial consequences, may authorize any one or more of the following additional methods of payment:

(a) Acceptance of the optionee's full recourse promissory note for all or part of the Option exercise price, payable on such terms and bearing such interest rate as determined by the Administrator (but in no event less than the minimum interest rate specified under the Code at which no additional interest would be imputed), which promissory note may be either secured or unsecured in such manner as the Administrator shall approve (including, without limitation, by a security interest in the shares of the Company); and

(b) Subject to the discretion of the Administrator and the terms of the stock option agreement granting the Option, delivery by the optionee of Common Stock already owned by the optionee for all or part of the Option exercise price, provided the value (determined as set forth in Section 6.1.10) of such Common Stock is equal on the date of exercise to the Option exercise price, or such portion thereof as the optionee is authorized to pay by delivery of such stock. In such case, prior to the acceptance of such shares of Common Stock, the optionee shall supply the Board with written representations and warranties, including without limitation a representation and warranty that the optionee has good and marketable title to such shares free and clear of liens and encumbrances. No share of Common Stock shall be issued until full payment therefor has been made, and until any tax withholding obligations have been satisfied in a manner acceptable to the Company.

6.1.7 Termination of Employment. If for any reason other than death or permanent and total disability, an optionee ceases to be employed by the Company or any of its Affiliates (such event being called a "Termination"), Options held at the date of Termination (to the extent then exercisable) may be exercised in whole or in part at any time within three months of the date of such Termination, or such other period of not less than 30 days after the date of such Termination as is specified in the Option Agreement (but in no event after the Expiration Date); provided, however, that if such exercise of the Option would result in liability for the optionee under Section 16(b) of the Exchange Act, then such three-month period automatically shall be extended until the tenth day following the last date upon which optionee has any liability under Section 16(b) (but in no event after the Expiration Date). If an optionee dies or becomes permanently and totally disabled (within the meaning of Section 22(e)(3) of the Code) while employed by the Company or an Affiliate or within the period that the Option remains exercisable after Termination, Options then held (to the extent then exercisable) may be exercised, in whole or in part, by the optionee, by the optionee's personal representative or by the person to whom the Option is transferred by devise or the laws of descent and distribution, at any time within six months after the death or six months after the permanent and total disability of the optionee or any longer period specified in the Option Agreement (but in no event after the Expiration Date). For purposes of this Section 6.1.7, "employment" includes service as a consultant for the Company or an Affiliate. For purposes of this Section 6.1.7, an optionee's employment shall not be deemed to terminate by reason of sick leave, military leave or other leave of absence approved by the Company, for as long as the period of any such leave does not exceed 90 days or, if longer, the duration of the optionee's right to reemployment by the Company or any Affiliate as guaranteed either contractually or by statute.

6.1.8 Withholding and Employment Taxes. At the time of exercise of an Option and as a condition thereto, or at such other time as the amount of such obligations becomes determinable (the "Tax Date"), the optionee shall remit to the Company in cash all applicable federal and state withholding and employment taxes. Such obligation to remit may be satisfied, if authorized by the Administrator in its sole discretion, after considering any tax, accounting and financial consequences, by the optionee's (i) delivery of a promissory note in the required amount on such terms as the Administrator deems appropriate, (ii) tendering to the Company previously owned shares of Stock or other securities of the Company with a fair market value equal to the required amount, or (iii) agreeing to have shares of Common Stock (with a fair market value equal to the required amount) which are acquired upon exercise of the Option withheld by the Company, subject to the following limitations:

(a) Any election pursuant to clause (iii) above by an optionee subject to Section 16 of the Exchange Act shall either (x) be made at least six months before the Tax Date and shall be irrevocable; or (y) shall be made in (or made earlier to take effect in) any 10-day period beginning on the third business day following the date of release for publication of the Company's quarterly or annual summary statements of earnings and shall be subject to approval by the Administrator, which approval may be given at any time after such election has been made. In addition, in the case of (y), the Option shall be held at least six months prior to the Tax Date.

(b) Any election pursuant to clause (ii) above, where the optionee is tendering Common Stock issued pursuant to the exercise of an Option, shall require that such shares be held at least six months prior to the Tax Date.

Any of the foregoing limitations may be waived (or additional limitations may be imposed) by the Administrator, in its sole discretion, if the Administrator determines that such foregoing limitations are not required (or that such additional limitations are required) in order that the transaction shall be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3, or any successor rule thereto. In addition, any of the foregoing limitations may be waived by the Administrator, in its sole discretion, if the Administrator determines that Rule 16b-3, or any successor rule thereto, is not applicable to the exercise of the Option by the optionee or for any other reason.

Any securities tendered or withheld in accordance with this Section 6.1.8 shall be valued by the Company as of the Tax Date.

6.1.9 Other Provisions. Each Option granted under this Plan may contain such other terms, provisions, and conditions not inconsistent with this Plan as may be determined by the Administrator, and each ISO granted under this Plan shall include such provisions and conditions as are necessary to qualify the Option as an "incentive stock option" within the meaning of Section 422 of the Code.

6.1.10 Determination of Value. For purposes of the Plan, the value of Common Stock or other securities of the Company shall be determined as follows:

(a) If the Common Stock (or other security) is readily tradable on an established securities market, its fair market value shall be determined, in accordance with regulations under Code Section 409A, by any of the following methods selected and consistently followed by the Administrator from time to time: (i) the last sale before or the first sale after the grant; (ii) the closing price on the trading day before or the trading day of the grant; (iii) the arithmetic mean of the high and low prices on the trading day before or the trading day of the grant; or (iv) any other reasonable method using actual transactions in the Common Stock (or other security) as reported by such market.

(b) If the Common Stock (or other security) is not readily tradable on an established securities market, its fair market value shall be determined in good faith by the Administrator by a reasonable application of a reasonable valuation method, taking into consideration all relevant factors as provided in regulations under Code Section 409A, or the Administrator may consistently apply, from time to time, one of the valuation methods presumed to be reasonable as set forth in said regulations.

6.1.11 Option Term. Subject to Section 6.3.5, no Option shall be exercisable more than ten years after the date of grant, or such lesser period of time as is set forth in the stock option agreement (the end of the maximum exercise period stated in the stock option agreement is referred to in this Plan as the "Expiration Date").

6.2 Terms and Conditions to Which Only NQOs Are Subject. Options granted under this Plan which are designated as NQOs shall be subject to the following terms and conditions:

6.2.1 Exercise Price. The exercise price of a NQO shall be not less than the fair market value (determined in accordance with Section 6.1.10) of the stock subject to the Option on the date of grant. NQOs granted under this Plan shall not be discounted; accordingly they are intended to be exempt from Code Section 409A.

6.3 Terms and Conditions to Which Only ISOs Are Subject. Options granted under this Plan which are designated as ISOs shall be subject to the following terms and conditions:

6.3.1 Exercise Price. (a) Except as set forth in Section 6.3.1(b), the exercise price of an ISO shall be determined in accordance with the applicable provisions of the Code and shall in no event be less than the fair market value (determined in accordance with Section 6.1.10) of the stock covered by the Option at the time the Option is granted.

(b) The exercise price of an ISO granted to any person who owns, directly or by attribution under the Code (currently Section 424(d)), stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Affiliate (a "Ten Percent Shareholder") shall in no event be less than 110% of the fair market value (determined in accordance with Section 6.1.10) of the stock covered by the Option at the time the Option is granted.

6.3.2 Disqualifying Dispositions. If stock acquired by exercise of an ISO granted pursuant to this Plan is disposed of in a "disqualifying disposition" within the meaning of Section 422 of the Code, the holder of the stock immediately before the disposition shall promptly notify the Administrator in writing of the date and terms of the disposition and shall provide such other information regarding the Option as the Administrator may reasonably require.

6.3.3 Grant Date. If an ISO is granted in anticipation of employment as provided in Section 5(d), the Option shall be deemed granted, without further approval, on the date the grantee assumes the employment relationship forming the basis for such grant, and, in addition, satisfies all requirements of this Plan for Options granted on that date.

6.3.4 Vesting. Notwithstanding any other provision of this Plan, ISOs granted for any particular optionee under all incentive stock option plans of the Company and its subsidiaries may not "vest" for more than $100,000 in fair market value of stock (measured on the grant dates(s)) in any calendar year. For purposes of the preceding sentence, an Option "vests" when it first becomes exercisable. If, by their terms, such ISOs taken together would vest to a greater extent than the foregoing vesting limit in a calendar year, and unless otherwise provided by the Administrator, the vesting limitation described above shall be applied by deferring (only to the extent necessary to satisfy the $100,000 limit) the exercisability of those ISOs or portions of ISOs which have the highest per share exercise prices. The ISOs or portions of ISOs whose exercisability is so deferred shall become exercisable on the first day of the first subsequent calendar year during which they may be exercised, as determined by applying these same principles and all other provisions of this Plan including those relating to the expiration and termination of ISOs. In no event, however, will the operation of this Section 6.3.4 cause an ISO to vest before its terms or, having vested, cease to be vested. To the extent that any portion of an ISO cannot be deferred to any later calendar year, then the portion of such ISO that exceeds the foregoing annual vesting limit for the last calendar year in which any portion of that ISO is permitted to vest as an ISO, shall be converted and treated thereafter as an NQO under the Plan and the optionee shall be notified of that conversion.

6.3.5 Term. Notwithstanding Section 6.1.11, no ISO granted to any Ten Percent Shareholder shall be exercisable more than five years after the date of grant.

7. MANNER OF EXERCISE

(a) An optionee wishing to exercise an Option shall give written notice to the Company at its principal executive office, to the attention of the officer of the Company designated by the Administrator, accompanied by payment of the exercise price and withholding taxes as provided in Sections 6.1.6 and 6.1.8. The date the Company receives written notice of an exercise hereunder accompanied by full payment or satisfaction of the exercise price will be considered as the date such Option was exercised.

(b) Promptly after receipt of written notice of exercise of an Option and all payments called for by Section 7(a), the Company shall, without stock issue or transfer taxes to the optionee or other person entitled to exercise the Option, deliver to the optionee or such other person a certificate or certificates for the requisite number of shares of stock. An optionee or permitted transferee of an optionee shall not have any privileges as a shareholder with respect to any shares of stock covered by the Option until the date of issuance (as evidenced by the appropriate entry on the books of the Company or a duly authorized transfer agent) of such shares.

(c) Unless exempted by the Administrator, if an officer or director who is subject to the provisions of Section 16(b) of the Exchange Act exercises an Option within six months of the grant of such Option, the shares acquired upon exercise of such Option may not be disposed of until six months after the date of grant of such Option.

8. EMPLOYMENT OR CONSULTING RELATIONSHIP

Nothing in this Plan or any Option granted hereunder shall interfere with or limit in any way the right of the Company or of any of its Affiliates to terminate any optionee's employment or consulting at any time, nor confer upon any optionee any right to continue in the employ of, or consult with, the Company or any of its Affiliates.

9. CONDITIONS UPON ISSUANCE OF SHARES

Shares of Common Stock shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended (the "Securities Act").

10. NONEXCLUSIVITY OF THE PLAN

The adoption of the Plan shall not be construed as creating any limitations on the power of the Company to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options other than under the Plan.

11. AMENDMENTS TO PLAN

The Board may at any time amend, alter, suspend or discontinue this Plan. Without the consent of an optionee, no amendment, alteration, suspension or discontinuance may adversely affect outstanding Options except to conform this Plan and Options granted under this Plan to the requirements of federal or other tax laws relating to such stock Options. No amendment, alteration, suspension or discontinuance shall require shareholder approval unless (a) shareholder approval is required to preserve incentive stock option treatment for federal income tax purposes, or (b) the Board otherwise concludes that shareholder approval is advisable; provided, however, that no such amendment shall, without the approval of the shareholders of the Company, effectuate a change for which shareholder approval is required in order for the Plan to continue to qualify under Rule 16b-3 (while it is in effect) or any successor rule thereto.

12. EFFECTIVE DATE OF PLAN

No Option shall be exercisable unless and until written consent of the shareholders of the Company, or approval of shareholders of the Company voting at a validly called shareholders' meeting, is obtained within twelve months after adoption of the Plan by the Board. If such shareholder approval is not obtained within such time, Options granted hereunder shall terminate and be of no force and effect from and after expiration of such twelve-month period to the extent required by applicable law; otherwise such Options (if ISOs) shall be converted to NQOs if such conversion would allow them to remain in effect. Options may be granted and exercised under this Plan only after there has been compliance with all applicable federal and state securities laws.

IN WITNESS WHEREOF, this Plan, having been first duly adopted by the Board of Directors, is hereby executed below by a duly authorized officer of the Company on this 24th day of September, 2007, to take effect as of such date as provided herein.

TRIO-TECH INTERNATIONAL

By: /s/ A. Charles Wilson

A. Charles Wilson, Director

Chairman of the Board

2007 DIRECTORS EQUITY INCENTIVE PLAN OF TRIO-TECH INTERNATIONAL

1. Purpose. This Trio-Tech International 2007 Directors Equity Incentive Plan (the "Plan") is hereby established to grant to directors of Trio-Tech International (the "Company") a favorable opportunity to acquire or receive Common Stock of the Company and to create an incentive for such persons to serve on the Board of Directors of the Company and to contribute to its long-term growth and profitability objectives. The Plan is established effective as of September 24, 2007. The Plan is designed to be exempt from Code Section 409A.

As used in the Plan, the term "Code" shall mean the Internal Revenue Code of 1986, as amended. The term "Participant" shall mean a member of the Board of Directors of the Company who is not an officer or full-time salaried employee of the Company. Masculine terms used herein may be read as feminine, singular terms as plural and plural terms as singular, as necessary to give effect to the Plan.

2. Administration. The Plan shall be administered by the Board of Directors of the Company (the "Board") or by a committee from time to time constituted (the "Committee") to which administration of the Plan is delegated by the Board (in either case, the "Administrator"). The Administrator shall determine the meaning and application of the provisions of the Plan and all option agreements executed and restricted stock awards granted pursuant thereto, and its decisions shall be conclusive and binding upon all interested persons. Subject to the provisions of the Plan, the Administrator shall have the sole authority to grant options and award restricted shares of stock hereunder, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine and modify the terms and conditions of each stock option or restricted stock grant entered into between the Company and any Participant, and to make all other determinations necessary or advisable in the implementation and administration of the Plan.

To the extent necessary to permit any grants or awards made under the Plan to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the Committee authorized to grant and administer such grants or awards to Participants who are subject to Section 16 of said Securities Exchange Act shall consist solely of two or more "Non-Employee Directors" (as defined for purposes of Rule 16b-3 under said Act) and shall carry out its responsibilities in a manner consistent with said Rule 16b-3. Any member of the Committee shall not take part in the Committee's consideration of matters involving grants or awards to such member.

3. Eligibility; Status as Shareholder. All directors of the Company shall participate in the Plan. No person shall have any rights of a shareholder by virtue of a grant of an option except with respect to shares actually issued to that person upon the exercise thereof.

4. Stock Subject to Plan. There shall be reserved for issue upon the exercise of options granted, or restricted stock awarded, under the Plan 200,000 shares of Common Stock or the number of shares of Common Stock which, in accordance with the provisions of Section 9 hereof, shall be substituted therefor. Such shares may be authorized but unissued shares or treasury shares. If an option granted under the Plan shall expire or terminate for any reason without having been exercised in full, unpurchased shares subject thereto shall again be available for the purposes of the Plan.

5. Terms of Options. Each option granted under the Plan shall be evidenced by a stock option agreement between the person to whom such option is granted and the Company. Such stock option agreement shall provide that the option is subject to the following terms and conditions and to such other terms and conditions not inconsistent therewith as the Administrator may deem appropriate in each case:

(a) Option Exercise Price. The exercise price to be paid for each share of Common Stock upon the exercise of an option shall be 100% of the fair market value of the shares on the date the option is granted. As used in this Plan, the term "date the option is granted" means the date when the corporate action necessary to create a legally binding option is completed and the number of shares, exercise price, class of underlying stock and identity of the option recipient are determinable. Fair market value of the shares shall be (i) the mean of the high and the low prices of shares of Common Stock sold on an established securities market on the date the option is granted (or, if there was no sale on such date, such mean for the next preceding trading day on which there was such a sale) or (ii) if the Common Stock is not readily tradable on an established securities market on the date the option is granted, then fair market value shall be determined by a reasonable application of a reasonable valuation method, in accordance with the regulations under Code Section 409A, taking into consideration all relevant factors or, if the Administrator so chooses from time to time, by applying any valuation method presumed reasonable under those regulations.

(b) Grants. Each Option granted under the Plan shall be exercisable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Board shall specify in the specific option. No option shall be granted under this Plan more than ten (10) years after the effective date of the Plan or any earlier termination date of the Plan.

(c) Period of Option. Options granted hereunder shall have a term of five years from the date of grant.

(d) Exercisability. Each option granted under the Plan shall be 100% vested and exercisable in full at any time and from time to time commencing as of the date of grant, unless otherwise provided in the stock option agreement.

(e) Payment for Stock. The option exercise price for Common Stock purchased under an option shall be paid in full at the time of purchase. The option agreement may provide that the exercise price may be payable, at the election of the holder of the option, in whole or in part either in cash or by delivery of Common Stock in transferable form, such Common Stock to be valued for such purpose at its fair market value (as determined under Section 5(a) above) as of the date on which the option is exercised (c) and that, in that case and prior to the acceptance of shares of Common Stock as provided in this Section 5(e), the Participant shall supply the Board with written representations and warranties, including without limitation a representation and warranty that the Participant has good and marketable title to such shares free and clear of liens and encumbrances. No share of Common Stock shall be issued until full payment therefor has been made, and until any tax withholding obligation arising under Section 11 below has been satisfied in a manner acceptable to the Company. No Participant shall have any rights as an owner of shares of Common Stock until the date of issuance to him of the stock certificate evidencing such Common Stock.

(f) Nonqualified Options. All options granted under the Plan shall be non-qualified options, meaning they do not qualify as "incentive stock options" under Code Section 422.

6. Stock Awards. With the approval of the Company's Board of Directors or an appropriate Section 16b-3 Committee (as described in Section 2 above), a Participant may be granted one or more Common Stock awards under the Plan. Such awards shall be grants of shares of Common Stock on such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Board of Directors or the Section 16b-3 Committee and set forth in a Restricted Stock Agreement with the Participant. The Participant will have all voting, dividend, liquidation and other rights with respect to the shares of Common Stock issued to the Participant as a Common Stock award under this Section 6 upon the Participant becoming both the holder of record of such shares; provided, however, that the Committee may impose such restrictions on the vesting, assignment and transfer of a Common Stock award as it deems appropriate. In the event of a Participant's termination of service on the Company's Board of Directors, any unvested shares of Common Stock awarded under the Plan shall vest, continue to vest, be forfeited and become subject to repurchase as and to the extent provided in the applicable Restricted Stock Agreement.

7. Nontransferability. Options granted pursuant to the Plan shall be nontransferable except by will or the laws of descent and distribution, and shall be exercisable during the optionee's lifetime only by him, and after his death, by his personal representative or by the person entitled thereto under his will or the laws of intestate succession. Shares of Common Stock awarded under Section 6 of the Plan shall be nontransferable the same as options, except as may be permitted by the Company's Board of Directors in connection with certain events described in Sections 9(a) or (b) below.

8. Termination of Service. Upon termination of the optionee's service on the Board of Directors ("Termination of Service"), his rights to exercise options then held by him shall be terminated (and his outstanding

unexercised options shall be forfeited and cancelled) as of an earlier date than the scheduled expiration date of such outstanding options, in accordance with the following provisions as applicable:

(a) Death or Disability. Upon the death or disability (as defined in Section 22(e)(3) of the Code) of any person holding options granted under this Plan, his options shall be exercisable, by the holder's legal representative or by the person entitled thereto under his will or the laws of intestate succession, only if and to the extent they are exercisable on the date of his death or disability, and such options shall terminate twelve months after the date of his death or disability (i.e., on the anniversary date of his death or disability) or on the originally scheduled expiration date of such options, whichever date is earlier.

(b) Termination for Cause. A Participant's right to exercise stock options shall be rescinded effective as of the date of termination of his service as a director if the Participant has been found to be engaged directly or indirectly in any conduct or activity which is in competition with the Company or is otherwise adverse to or not in the best interest of the Company.

(c) Termination of Service. In the case of a Participant who has served as a non-employee on the Company's Board of Directors for less than five years, upon his Termination of Service for any reason other than as set forth in Section 7(a) or 7(b) hereof, his options shall be exercisable only if and to the extent they are exercisable on the date of his Termination of Service and such options shall terminate 30 days after the date of his Termination of Service unless the holder of the options dies prior thereto, in which event he shall be deemed to have died on the date of his Termination of Service; provided, however, in no event shall such options be exercised more than five years from the date they are granted. Nothing contained in the Plan or in any option granted pursuant to the Plan shall obligate the Company or its parent or subsidiary corporations to continue to engage any director in such or in any other capacity with the Company, nor confer upon any director any right to continue as a director of or in any other capacity with the Company or its parent or subsidiary corporations, if any, nor limit in any way such right as the Company or its parent or subsidiary corporations may have to amend, modify or terminate any person's compensation, employment, directorship or consulting or advising agreement at any time.

9. Adjustment of Shares.

(a) In the event of changes in the outstanding Common Stock by reason of stock dividends, stock splits, reverse stock splits, split-ups, consolidations, recapitalizations, reorganizations or like events, an appropriate adjustment shall be made in the number of shares reserved under the Plan, in the number of shares set forth in Section 4 hereof, and in the number of shares and the option price per share specified in any stock option agreement with respect to any unpurchased shares; provided, however, that the Company shall not be required to issue fractional shares as a result of any such adjustments but may make such adjustment as the Administrator deems appropriate. The Company shall give prompt notice to all optionees of any adjustment pursuant to this Section.

(b) Section 9(a) above to the contrary notwithstanding, in the event of any merger, consolidation or other reorganization of the Company in which the Company is not the surviving or continuing corporation or in the event of the liquidation or dissolution of the Company, all options granted hereunder shall terminate on the effective date of the merger, consolidation, reorganization, liquidation, or dissolution unless the agreement with respect thereto provides for the assumption of such options by the continuing or surviving corporation. Any other provision of this Plan or the applicable stock option agreement to the contrary notwithstanding, all outstanding options granted hereunder shall be fully exercisable for a period of 30 days prior to the effective date of any such merger, consolidation, reorganization, liquidation, or dissolution unless such options are assumed by the continuing or surviving corporation. The Committee shall notify the holders of all outstanding options in advance of any such window period for exercising options.

10. Securities Law Requirements. The Company may require prospective optionees, as a condition of either the grant or the exercise of an option, to represent and establish to the satisfaction of legal counsel to the Company that all shares of Common Stock acquired upon the exercise of such option will be acquired for investment and not for resale. The Company may refuse to permit the sale or other disposition of any shares acquired pursuant to any such representation until it is satisfied that such sale or other disposition would not be in contravention of applicable state or federal securities law.

11. Tax Withholding. As a condition for issuing shares of Common Stock upon exercise of an option or the grant of a Common Stock award, the Company may require an optionee to pay to the Company all applicable

federal, state and local taxes which the Company is required to withhold with respect to such option exercise or Common Stock award.

12. Amendment. The Board of Directors may amend the Plan at any time, except that without shareholder approval:

(a) The number of shares of Common Stock which may be reserved for issuance under the Plan shall not be increased except as provided in Section 9 hereof;

(b) The option price per share of Common Stock may not be fixed at less than the price specified in Section 5(a) hereof;

(c) The maximum period during which the options may be exercised may not be extended;

(d) The class of persons eligible to receive options or restricted stock awards under the Plan as set forth in Section 3 shall not be changed;

(e) This Section 12 may not be amended in a manner that limits or reduces the amendments which require shareholder approval; and

(f) The provisions of the Plan shall not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act (if applicable), or the rules thereunder.

13. Termination. The Plan shall terminate automatically on September 24, 2017. The Board of Directors may terminate the Plan at any earlier time. The termination of the Plan shall not affect the validity of any option agreement outstanding at the date of such termination, but no option shall be granted after such date.

14. Effective Date. The Plan shall be effective upon its adoption by the Board of Directors of the Company. Options may be granted but not exercised prior to shareholder approval of the Plan. If any options are so granted and shareholder approval shall not have been obtained on or before September 24, 2008, such options shall terminate retroactively as of the date they were granted. Common Stock awards under Section 6 shall not be granted prior to shareholder approval of the Plan.

IN WITNESS WHEREOF, this Plan, having been first duly adopted by the Board of Directors, is hereby executed below by a duly authorized officer of the Company on this 24th day of September, 2007, to take effect as of such date as provided herein.

TRIO-TECH INTERNATIONAL

By: /s/ A. Charles Wilson

A. Charles Wilson, Director

Chairman of the Board

COMPENSATION COMMITTEE CHARTER
OF THE COMPENSATION COMMITTEE
OF TRIO-TECH INTERNATIONAL

This Compensation Committee Charter (the "**Charter**") was adopted by the Board of Directors (the "**Board**") of Trio-Tech International (the "**Company**") on June 29, 2004, and amended on March 5, 2007.

Section 1: Purpose

The purpose of the Compensation Committee (the "**Committee**") of the Board of the Company is (1) to discharge the Board's responsibilities relating to compensation of the Company's executives, including by designing (in consultation with management and the Board, as appropriate), and evaluating the compensation plans, policies and programs of the Company as they relate to executives and (2) to produce an annual report on executive compensation for inclusion in the Company's proxy materials in accordance with applicable rules and regulations of the Securities and Exchange Commission.

Section 2: Membership

The Committee shall be comprised of two or more directors, as determined by the Board, each of whom (1) satisfies the independence requirements of the American Stock Exchange, (2) is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), and (3) is an "outside director" under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**").

The members of the Committee, including the Chair of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board.

Section 3: Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's Articles of Incorporation or bylaws that are applicable to the Committee.

The Committee shall meet on a regularly scheduled basis at least two times per year and more frequently as the Committee deems necessary or desirable.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management; representatives of the independent auditor and any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate; provided, however that the Chief Executive Officer may not be present during voting or deliberation as and to the extent set forth in the rules of the American Stock Exchange. The Committee may also exclude from its meetings any persons it deems appropriate, including but not limited to, any non-management director that is not a member of the Committee.

The Committee shall have the sole authority, to retain and/or replace, as it deems appropriate, any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Committee believes to be necessary, desirable or appropriate. The Committee may also utilize the services of the Company's regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons retained by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
The Chair shall report to the Board following meetings of the Committee and as otherwise requested by the Chairman of the Board.

Section 4: Duties and Responsibilities

1. The Committee shall, at least once each calendar year, review the compensation philosophy of the Company.

2. The Committee shall have sole authority to determine the Chief Executive Officer's compensation. The Committee shall, at least once each calendar year, review and approve corporate goals and objectives relating to the compensation of the Chief Executive Officer and shall, with input from the Chief Executive Officer, annually establish the performance criteria (including both long-term and short-term goals) to be considered in light of those goals and objectives in connection with the Chief Executive Officer's next annual performance evaluation. At the end of each year, the Chief Executive Officer shall make a presentation or furnish a written report to the Committee indicating his or her progress against such established performance criteria. Thereafter, with the Chief Executive Officer absent, the Committee shall meet to review the Chief Executive Officer's performance, determine and approve the compensation of the Chief Executive Officer based on such evaluation and report thereon to the Board. The results of the review and evaluation shall be communicated to the Chief Executive Officer by the Chairman of the Board of Directors and the Chair of the Committee.

3. The Committee shall, at least once each calendar year, review and approve all compensation for all officers (as such term is defined in Rule 16a-1 promulgated under the 1934 Act), directors and other employees of the Company or its subsidiaries with a base salary greater than or equal to $250,000. In addition, the Committee shall review and approve all officers' employment agreements and severance arrangements.

4. With the input of the Chief Executive Officer, the Committee shall, at least once each calendar year, review the performance of principal senior executives.

5. The Committee shall manage and periodically review, the Company's executive officers annual bonuses; long-term incentive compensation, stock options, employee pension and welfare benefit plans e.g., 401(k), employee stock purchase plan, etc.) and with respect to each plan shall have responsibility for:

   a. general administration as provided in each such plan;
   b. setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate and committing to writing any and all performance targets for all executive officers who may be "covered employees" under Section 162(m) of the Code within the first 90 days of the performance period to which such target relates or, if shorter, within the period provided by Section 162(m) of the Code in order for such target to be "pre-established" within the meaning of Section 162(m);
   c. certifying that any and all performance targets used for any performance based equity compensation plans have been met before payment of any executive bonus or compensation or exercise of any executive award granted under any such plan(s);
   d. approving all amendments to, and terminations of, all compensation plans and any awards under such plans;
   e. granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or a "covered employee" under Section 162(m) of the Code, including stock options and other equity rights (e.g., restricted stock, stock purchase rights);
   f. approving which executive officers are entitled to awards under the Company's stock option plan(s); and
   g. repurchasing securities from terminated employees.

   All plan reviews should include reviewing the plan's administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of the plan's internal and external administrators if any duties have been delegated.

6. The Committee shall determine the Company's policy with respect to change of control or "parachute" payments.

7. The Committee shall review and approve executive officer and director indemnification and insurance matters.

8. The Committee shall prepare and approve the Compensation Committee report to be included as part of the Company's annual proxy statement.

9. The Committee shall review and reassess this Charter at least once each fiscal Year and submit any recommended changes to the Board for its consideration.

Section 5: Delegation of Duties

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, to the extent consistent with the Company's Articles of incorporation, bylaws and applicable law and rules of markets in which the Company's securities then trade, except that it shall not delegate its responsibilities for any matters that involve executive compensation or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Code or is intended to be exempt from Section 16(b) under the 1934 Act pursuant to Rule 16b-3 by virtue of being approved by a committee of "outside directors."

Section 6: Disclosure of Charter

This Charter shall be made available to any stockholder who otherwise requests a copy. The Company's Annual Report to Stockholders shall state the foregoing.

EXECUTIVE COMPENSATION

Trio-Tech's Compensation Committee of the Board of Directors, is responsible for, among other duties, giving suggestions to the Board on administration of policies and procedures regarding executive compensation and criteria for the amounts of such compensation.

Compensation Objectives:

- Attract, motivate and retain executives who drive Trio-Tech's success and industry leadership.
- Provide each executive, from Vice-President to Chief Executive Officer, with a base salary based on the market value of the role, and the individual's demonstrated ability to perform the role.
- Motivate executives to create sustained shareholder value by ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcomes and financial performance

Components of Executive Compensation:

The compensation program has three elements:

1. Base annual salary;
2. Potential annual cash incentive awards that are based primarily on financial performance of the Company or its relevant business operating units; and

Directors' Compensation:

Non-employee directors' base compensation consists of a reasonable fee and also of potential annual cash incentive awards. In addition, directors will be reimbursed for out of pocket expenses incurred in connection with attendance at such meetings.

Corporate Mission



Our Mission is to provide high quality products and services for the global semiconductor manufacturing industry that fulfill the price and quality requirements of our customers, create opportunities for achievement and personal growth for our employees and enhance value for our shareholders.



Description of Business

Founded in 1958, Trio-Tech International provides third-party semiconductor burn-in services primarily through its laboratories in Southeast Asia and China. The company designs, manufactures and markets equipment and systems used in the testing and production of semiconductors at its facilities in United States, Southeast Asia and China and also distributes semiconductor processing and testing equipment manufactured by others. Trio-Tech is headquartered in Van Nuys, California.



Our Shareholders


A. Charles Wilson

Chairman


Yong Siew Wai

President & Chief Executive Officer

Fiscal 2007 was a great year for Trio-Tech. Driven by the success of our plan to expand our semiconductor product sales and testing services businesses in China and Southeast Asia, and supported by continued growth in the global semiconductor industry, revenue increased 61% to a record $46,750,000 compared to $29,099,000 for fiscal 2006, and net income increased to a record $1.02 per diluted share compared to net income from continuing operations of $0.19 per diluted share for fiscal 2006.

We believe Trio-Tech's performance for fiscal 2007 demonstrates that our strategy to build our presence in key markets in China and Southeast Asia, expand the range of equipment and services we offer, and make it easier for our customers to do business with us is the right one for our Company. We believe the decision we made to invest in our strengths has improved our relationships with existing customers, created opportunities for us to attract new customers, and set the stage for us to achieve the sustained growth we are aiming for over the long term.

During fiscal 2007 we expanded capacity by 20% at our flagship manufacturing and testing facility in Singapore, increased testing volume at our new facility in Suzhou, China, and increased both our product manufacturing and testing services capabilities at our facility in Shanghai. These steps positioned us to benefit from the introduction of new microprocessor products by several of our major customers during the year, and allowed us to take full advantage of the growth in the global consumer electronics industry, including personal computers, notebooks, hand-held devices, and electronic devices for automotive applications.

We are fully committed to our growth strategy, and plan to make additional investments in capacity expansion and the development of new products and services during fiscal 2008.

Fiscal 2007 Financial Results

Trio-Tech International
Fiscal 2007 FINANCIAL RESULTS
Highlights on Financial Data
(In thousands, except Earnings (Loss) per share)

	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Consolidated Statements of Operations					
Net sales	$ 46,750	$ 29,099	$ 25,061	$ 18,661	$ 20,922
Income (loss) from Operations	4,197	487	359	56	(101)
Net Income from Continuing Operations	3,308	597	216	162	51
Net Income (loss) from Discontinued Operations	-	8,459	5	58	(132)
Total Net income (loss)	3,308	9,056	221	220	(81)
Basic Earnings (loss) per share:					
Continuing Operations	1.03	0.19	0.07	0.06	0.02
Discontinued Operations	0.00	2.72	0.00	0.01	(0.05)
Total Net Income (loss)	1.03	2.91	0.07	0.07	(0.03)
Diluted Earnings (loss) per share :					
Continuing Operations	1.02	0.19	0.07	0.05	0.02
Discontinued Operations	0.00	2.71	0.00	0.02	(0.05)
Total Net Income (loss)	1.02	2.90	0.07	0.07	(0.03)
Weighted average common shares outstanding					
Basic	3,225	3,115	2,966	2,937	2,928
Diluted	3,235	3,128	3,031	2,995	2,928
Consolidated Balance Sheets					
Current assets	$ 24,673	$ 21,831	$ 10,645	$ 12,798	$ 11,493
Current liabilities	8,228	8,536	5,836	5,624	5,050
Working capital	16,445	13,295	4,809	7,174	6,443
Total assets	32,788	29,384	18,345	18,000	16,711
Long-term debt and capital leases	294	874	744	793	836
Shareholders' equity	$ 21,434	$ 17,392	$ 9,297	$ 9,024	$ 8,590
Cash dividend paid per share	$ 0.10	$ 0.50	$ -	$ -	$ -

Fiscal 2007 Financial Results

For the twelve months ended June 30, 2007, total revenue increased 61% to a record $46,750,000 compared to revenue of $29,099,000 for fiscal 2006. Revenue from product sales increased 77% for fiscal 2007 to a record $25,867,000 compared to $14,644,000 for fiscal 2006, primarily the result of higher sales of our semiconductor burn-in systems to customers in China and Southeast Asia. Testing segment revenue increased 45% to $20,883,000 for fiscal 2007 compared to $14,455,000 a year earlier, reflecting strong demand for Trio-Tech's semiconductor testing services and the contribution of the Company's second Chinese testing facility, in Suzhou, which began operating in the second quarter of fiscal 2007.


Revenue by Business Segments
FY2007
55%
45%
FY2006
50%
50%
SERVICES
(Testing)
PRODUCTS
(Manufacturing & Distribution)


US$ 000
50,000
40,000
30,000
20,000
10,000
1.20
1.00
0.80
0.60
0.40
0.20
FY2005
FY2006
FY2007
FISCAL YEARS
SALES
EPS


US$ 000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
FY2005
FY2006
FY2007
FISCAL YEARS


US$ 000
25,000
20,000
15,000
10,000
5,000
FY2005
FY2006
FY2007
FISCAL YEARS


US$ 000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
FY2005
FY2006
FY2007
FISCAL YEARS

Net income from continuing operations for fiscal 2007, net of income taxes and minority interest, increased to a record $3,308,000, or $1.02 per diluted share. This compares to net income from continuing operations for fiscal 2006, net of income taxes and minority interest, of $597,000, or $0.19 per diluted share. Including net income from discontinued operations of $8,459,000, or $2.71 per diluted share, Trio-Tech reported net income for fiscal 2006 of $9,056,000, or $2.90 per diluted share.

Gross margin for fiscal 2007 was 26% compared to 27% for fiscal 2006, reflecting the increased contribution of product sales to total revenue in fiscal 2007 versus prior year.

Total operating expenses for fiscal 2007 increased 6% to $7,896,000 compared to $7,444,000 for fiscal 2006. As a percent of gross revenue, operating expenses decreased to 17% compared to 26% for fiscal 2006. We are proud of our ability to leverage our overhead structure to support our rapid growth, and will continue to exercise tight control over operating costs.

Total backlog at June 30, 2007 was $12,829,000 compared to $16,294,000 on June 30, 2006 and $9,365 on June 30, 2005.

Fiscal 2007 Financial Results



Fourth Quarter Results

For the three months ended June 30, 2007, total revenue decreased 3% to $9,194,000 compared to $9,500,000 for the fourth quarter of fiscal 2006. Testing segment revenue increased 43% to $5,364,000 compared to $3,744,000 for the prior year, and revenue from product sales decreased to $3,830,000 compared to $5,756,000.

Gross margin for the fourth quarter of fiscal 2007 was 29% compared to 26% for the fourth quarter of fiscal 2006, reflecting the increased contribution of testing services to total revenue in the fourth quarter of fiscal 2007 versus prior year.

Income from operations for the fourth quarter of fiscal 2007 increased 84% to $783,000 compared to $425,000 for the fourth quarter of fiscal 2006.

Net income for the fourth quarter of fiscal 2007, net of income taxes and minority interest, was $672,000, or $0.21 per diluted share. This compares to net income for the fourth quarter of fiscal 2006, net of income taxes and minority interest, of $705,000, or $0.22 per diluted share. Net income in the fourth quarter of fiscal 2006 included a one-time reversal of a provision of $269,000 related to the value added tax assessment incurred in the Company's Bangkok testing operation.

Balance Sheet Highlights

Cash and short-term deposits increased to $14,950,000 at June 30, 2007 compared to $10,390,000 at June 30, 2006. Shareholder's equity at June 30, 2007 increased 23% to $21,434,000 compared to $17,392,000 at June 30, 2005.

Special Cash Dividend

In fiscal 2007 our Board of Directors declared a special cash dividend of $0.10 per share. The cash dividend was paid on January 15, 2007 to shareholders of record on December 15, 2006. We were pleased to provide this tangible reward to our shareholders for their continued support, and as a signal of our confidence in Trio-Tech's future.

A Look Ahead

During fiscal 2007 we made great strides in implementing our plan to establish a significant presence for Trio-Tech in the semiconductor testing and burn-in business in Asia. We believe that our record financial performance for the year demonstrates that the company is on the right track.

We anticipate that the new fiscal year will be one of further progress for the company, as we plan to continue to invest in geographic expansion and the development of new services and products for our customers. Trio-Tech's financial position is strong and we believe that our strategy for growth in the Asia-area semiconductor marketplace will continue to benefit our shareholders in the years ahead.

Products & Services

RELIABILITY EQUIPMENT

* Climatic Test Cabinets
* HAST Systems (Highly Accelerated Stress Test)
* HAST Boards
* Stress Screen Test Chambers
* Temperature Cycling Chambers
* Temperature Shock Test Chambers
* Compression Testers
* Drop Testers
* Mechanical Shock Testers
* Transportation Simulators
* Vibration Test Systems
* Autoclaves
* Centrifuges
* Inserts for Centrifuges
* Bubble Testers
* Pressurization Systems for Fine / Gross Leak
* Steam Agers

ENVIRONMENTAL & MECHANICAL TESTING SERVICES

* Vibration Testing
* Drop Testing
* Environmental Testing (Temperature, Humidity, Thermal Shock)

WAFER-FABRICATION

* Chemical Dispensing Systems
* Temperature Controlled Wafer Chucks
* Wet Process Stations (Manual, Semi-Automated & Automated)
* Laminar Flow Benches

CALIBRATION & PREVENTIVE MAINTENANCE SERVICES

* Temperature, Humidity and Pressurization Systems

ELECTRONIC COMPONENTS

* ASIC & FPGA Development Systems
* Emulator Tools and various types of Adaptors
* Test Sockets & Receptacles
* Test Clips & Oscilloscope Probes
* Connectors (DDR II, ZIF Socket, Slot card, USB,Jacks etc)
* LCD touch screen panels
* Modem/Wireline on wireline connectivity application
* RF and ZigBee on wireless application
* Design and manufacturing services for Industrial motherboards.
* Assembly of touch screen panels to LCD

BURN-IN EQUIPMENT & SERVICES

* Burn-In Testing (Static, Dynamic, TDBI, SMART)
* Electrical Testing
* Environmental Testing (HTOL, THB, HAST, Temperature Cycle, Thermal Shock, High Temperature Storage, Cold Temperature Storage, etc.)
* Burn-In Boards (Static, Dynamic, TDBI)
* Burn-In Systems
* Burn-In Board Testers (BIBTEST)
* Burn-In Board Auto Loader & Unloader (LUBIB)
* Burn-In Board Cleaning Machine (CUBIB)
* AC Power Line Conditioner (PLC)
* Socket Pins' Contacts Conditioner (SCC)
* Socket Pins' Contacts Chemical Cleaning (DOC)
* Mechanical Contacts Conditioner (SCCS-II)
* Customized Automation

Corporate Directory

Corporate Officers

Chairman :	A. Charles Wilson
President and Chief Executive Officer :	S. W. Yong
Vice President and Chief Financial Officer :	Victor H. M. Ting
Vice President :	Richard H. P. Lim

Independent Public Accountants

BDO Raffles
5 Shenton Way #07-01
UIC Building
Singapore 068808



Transfer Agent and Registrar

American Stock Transfer and Trust
6201 15th Ave.
1st Floor
Brooklyn, NY 11219





Investor Relations

Berkman & Associates
12100 Wilshire Boulevard.
Suite. 360
L.A., CA 90025
Tel: 1. 310. 277 5162
Fax: 1. 310. 203 9717

Corporate Counsel

Reed Smith LLP
1901 Avenue of the Stars
7th Floor
Los Angeles CA 90067

Worldwide Directory


TRIO-TECH

United States

TRIO - TECH INTERNATIONAL
(Corporate Headquarters and Trio - Tech Systems)

14731 Califa Street Van Nuys
CA 91411, United States of America
Tel: 1.818.787 7000 Fax: 1.818.787 9130
Website : www.triotech.com

Singapore

TRIO - TECH INTERNATIONAL PTE LTD
(Regional Headquarters)

Block 1008 Toa Payoh North
#03 - 09 Singapore 318996
Singapore
Tel: 65.6265 3300 Fax: 65.6259 6355
Website : www.triotech.com

TESTING AND MANUFACTURING FACILITIES

Block 1004 Toa Payoh North
#03 - 01/03 Singapore 318995
Singapore
Tel: 65.6254 0255 Fax: 65.6253 7060

UNIVERSAL (FAR EAST) PTE LTD

Block 1008 Toa Payoh North
#03 - 09 Singapore 318996
Singapore
Tel: 65.6354 9700 Fax: 65.6259 9971
Website : www.universalfareast.com

Malaysia

TRIO - TECH (MALAYSIA) SDN. BHD
- PETALING JAYA OFFICE

Lot 11A Jalan SS 8/2
Sungai Way Free Industrial Zone
47300 Petaling Jaya Selangor
Malaysia
Tel: 60.3.7873 3222 Fax: 60.3.7873 3223

TRIO - TECH (MALAYSIA) SDN. BHD
- PENANG OFFICE

Plot 1A Phase 1 Bayan Lepas
Free Trade Zone Pulau Pinang
11900 Penang
Malaysia
Tel: 60.4.643 6510
Fax: 60.4.644 0841

China

TRIO - TECH (SIP) CO. LTD

No. 5 Xing Han Street
Block A #04 - 11/16
Suzhou Industrial Park
Suzhou 215021
Peoples' Republic of China
Tel: 86.512.6761 3481 Fax: 86.512.6761 3482

TRIO - TECH (SHANGHAI) CO. LTD

No. 389 Gang Ao Road Factory No. 5
Level 5 (East) Waigaoqiao Free Trade Zone
Pudong 200131, Shanghai
People's Republic of China
Tel: 86.21.504 80686 Fax: 86.21.504 81203

TRIO - TECH (CHONGQING) CO. LTD

26 - 4/5, Future International Building
No. 6 North Jianxin Road 1st Road
Jiangbei District, Chongqing
People's Republic of China

Thailand

TRIO - TECH (BANGKOK) CO. LTD

327 Chalongkrung Road
Lamplathew Ladkrabang
Bangkok 10520
Thailand
Tel: 66.2.326 0847 Fax: 66.2.326 1172


END